File No. 2-33566
                                                                        811-1886

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM N-1A

     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                 |X|

          Pre-Effective Amendment No.                                        |_|


          Post-Effective Amendment No. 56                                    |X|


     REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940         |X|


          Amendment No. 31                                                   |X|


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                           SELIGMAN CAPITAL FUND, INC.
               (Exact name of registrant as specified in charter)
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                    100 PARK AVENUE, NEW YORK, NEW YORK 10017
                    (Address of principal executive offices)

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                 Registrant's Telephone Number: 212-850-1864 or
                             Toll Free: 800-221-2450

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                            THOMAS G. ROSE, Treasurer
                                 100 Park Avenue
                            New York, New York 10017
                     (Name and address of agent for service)

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     It is proposed that this filing will become  effective  (check  appropriate box):

|_|  immediately upon filing pursuant to paragraph (b)


|X|  on May 1, 1999 pursuant to paragraph (b)


|_|  60 days after filing pursuant to paragraph (a)(1)


|_|  on (date) pursuant to paragraph (a)(1)


|_|  75 days after filing pursuant to paragraph (a)(2)

|_|  on (date) pursuant to paragraph (a)(2) of rule 485.


If appropriate, check the following box:

|_| This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

[THE FUND]

INVESTMENT OBJECTIVE/PRINCIPAL STRATEGIES

The Fund's objective is capital appreciation.


The Fund uses the following principal strategies to seek its objective:



 Medium-Sized Companies:
 Companies with market
 capitalizations at the time
 of purchase by the Fund
 of between $1 billion and
 $10 billion.


Generally, the Fund invests primarily in the common stock of medium-sized US companies. The investment manager chooses common stocks for the Fund using both quantitative and fundamental analysis. This means the investment manager first screens companies for past growth in sales and earnings, as well as a strong balance sheet (e.g., low ratio of debt to total capital). In selecting individual securities for investment, the investment manager then looks to identify medium-sized companies that it believes display one or more of the following:


                        - Proven track record

                        - Strong management

                        - Multiple product lines


                        - Potential for improvement in overall operations (a
                          catalyst for growth in revenues and/or earnings)


                        - Positive supply and demand outlook for its industry

The investment manager also looks at the forecasted earnings of a company considered for investment to determine if the company has the potential for above-average growth.

The Fund will generally sell a stock when the investment manager believes that the company or industry fundamentals have deteriorated or the company's catalyst for growth is already reflected in the stock's price (i.e., the stock is fully valued).


The Fund primarily invests in common stocks. However, the Fund may also invest in preferred stocks, securities convertible into common stocks, common stock rights or warrants, and debt securities if the investment manager believes they offer capital appreciation opportunities. The Fund may also hold cash, US Government securities, commercial paper, or other investment grade debt securities.



The Fund may invest up to 15% of its net assets in illiquid securities (i.e., securities that cannot be readily sold) and may invest up to 10% of its total assets directly in foreign securities. The Fund generally does not invest a significant amount, if any, in illiquid or foreign securities. The Fund may borrow money from time to time to purchase securities.



The Fund may, from time to time, take temporary defensive positions that are inconsistent with its principal strategies in seeking to minimize extreme volatility caused by adverse market, economic, or other conditions. This could prevent the Fund from achieving its objective.



The Fund may change its principal strategies if the Fund's Board of Directors believes doing so is consistent with the Fund's investment objective. The Fund's objective may be changed only with shareholder approval.



The Fund's Board of Directors may change the parameters by which "medium-sized companies" are defined if they conclude such a change is appropriate.


As with any mutual fund, there is no guarantee the Fund will achieve its objective.

                                        1

PRINCIPAL RISKS


Stock prices fluctuate. Therefore, as with any fund that invests in stocks, the Fund's net asset value will fluctuate, especially in the short term. You may experience a decline in the value of your investment and you could lose money if you sell your shares at a price lower than you paid for them.


The Fund's performance may be affected by the broad investment environment in the US or international securities markets, which is influenced by, among other things, interest rates, inflation, politics, fiscal policy, and current events.


The Fund may not invest more than 25% of its total assets in securities of companies in any one industry. The Fund may, however, invest more heavily in certain industries believed to offer good investment opportunities. If an industry in which the Fund is invested falls out of favor, the Fund's performance may be negatively affected.



Foreign securities or illiquid securities in the Fund's portfolio involve higher risk and may subject the Fund to higher price volatility. Investing in securities of foreign issuers involves risks not associated with US investments, including settlement risks, currency fluctuations, foreign taxation, differences in financial reporting practices, and changes in political conditions.



The Fund may actively and frequently trade securities in its portfolio to carry out its principal strategies. A high portfolio turnover rate increases transaction costs which may increase the Fund's expenses. There may also be adverse tax consequences for investors in the Fund due to an increase in short-term capital gains.


An investment in the Fund is not a deposit in a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

                                        2

PAST PERFORMANCE

The Fund offers three Classes of shares. The information below provides some indication of the risks of investing in the Fund by showing how the performance of Class A shares has varied year to year, as well as how each Class's performance compares to one widely-used measure of midcap stock performance and one measure of performance of mutual funds with investment objectives similar to the Fund.

The following performance information is designed to assist you in comparing the returns of the Fund with the returns of other mutual funds. How the Fund has performed in the past, however, is not necessarily an indication of how the Fund will perform in the future. Total returns will vary between each Class of shares due to the different fees and expenses of each Class.

The Class A annual total returns presented in the bar chart do not reflect the effect of any sales charges. If these charges were included, the returns would be less. The average annual total returns presented in the table below the chart do reflect the effect of the applicable sales charges. Both the bar chart and table assume that all dividends and capital gain distributions were reinvested.


                          CLASS A ANNUAL TOTAL RETURNS

[SELIGMAN CALENDAR GRAPH]

 1989           1990         1991         1992         1993         1994         1995         1996         1997       1998
------         ------       ------       ------       ------       ------       ------       ------       ------     ------
32.44%          1.38%       54.67%       11.56%        4.80%       -7.06%       37.32%       16.74%       22.28%     19.12%


              Best quarter return: 30.96% - quarter ended 12/31/98


             Worst quarter return: -22.62% - quarter ended 9/30/90


                 AVERAGE ANNUAL TOTAL RETURNS - PERIODS ENDED 12/31/98
                                                          CLASS B           CLASS D
                               ONE    FIVE     TEN    SINCE INCEPTION   SINCE INCEPTION
                              YEAR    YEARS   YEARS       4/22/96           5/3/93
                              -----   -----   -----   ---------------   ---------------
Class A                       13.48%  15.62%  17.51%          --                --
Class B                       13.24    n/a     n/a         15.68%               --
Class D                       17.23   15.57    n/a            --             15.20%
Russell Midcap Growth Index   17.86   17.33   17.30        17.02(1)          18.01(2)
Lipper Mid Cap Funds Average  11.37   15.44   16.51        13.93(1)          16.60(2)

The Russell Midcap Growth Index and the Lipper Mid Cap Funds Average are unmanaged benchmarks that assume the reinvestment of dividends and capital gain distributions. The Lipper Mid Cap Funds Average does not reflect any sales charges and the Russell Midcap Growth Index does not reflect any fees or sales charges. The Russell Midcap Growth Index measures the performance of mid-cap growth stocks, and the Lipper Mid Cap Funds Average measures the performance of mutual funds with investment objectives similar to the Fund.
(1) From April 30, 1996.
(2) From April 30, 1993.

                                        3

FEES AND EXPENSES

The table below summarizes the fees and expenses that you may pay as a shareholder of the Fund. Each Class of shares has its own sales charge schedule and is subject to different ongoing 12b-1 fees. Shareholder fees are charged directly to you. Annual fund operating expenses are deducted from Fund assets and are therefore paid indirectly by you and other shareholders of the Fund.

                      Shareholder Fees                            Class A      Class B      Class D
                      ----------------                            -------      -------      -------
Maximum Sales Charge (Load) on Purchases
  (as a % of offering price)................................       4.75%(1)      none         none
Maximum Contingent Deferred Sales Charge (Load) (CDSC) on
  Redemptions (as a % of original purchase price or current
  net asset value, whichever is less).......................        none(1)        5%           1%

          ANNUAL FUND OPERATING EXPENSES FOR 1998
          ---------------------------------------
          (as a percentage of average net assets)
Management Fees.............................................        .48%         .48%         .48%
Distribution and/or Service (12b-1) Fees....................        .24%        1.00%        1.00%
Other Expenses..............................................        .27%         .27%         .27%
                                                                   -----        -----        -----
Total Annual Fund Operating Expenses........................        .99%        1.75%        1.75%
                                                                   =====        =====        =====

(1) If you buy Class A shares for $1,000,000 or more you will not pay an initial sales charge, but your shares will be subject to a 1% CDSC if sold within 18 months.

Management Fees:
Fees paid out of Fund assets to
   the investment manager to
   compensate it for managing
   the Fund.
12b-1 Fees:
Fees paid by each Class,
   pursuant to a plan adopted
   by the Fund under Rule 12b-1
   of the Investment Company
   Act of 1940. The plan allows
   each Class to pay
   distribution and/or service
   fees for the sale and
   distribution of its shares
   and for providing services
   to shareholders.
Other Expenses:
Miscellaneous expenses of
   running the Fund, including
   such things as transfer
   agency, registration,
   custody, and auditing and
   legal fees.

                                Example
                                This example is intended to help you compare the expenses of investing in the Fund with the expenses of investing in other mutual funds. It assumes (1) you invest $10,000 in the Fund for each period and then sell all of your shares at the end of that period, (2) your investment has a 5% return each year, and (3) the Fund's operating expenses remain the same. Although your actual expenses may be higher or lower, based on these assumptions your expenses would be:


                                                                  1 YEAR         3 YEARS       5 YEARS       10 YEARS
                                                                  ------         -------       -------       --------
                                              Class A              $571           $775         $  996         $1,630
                                              Class B               678            851          1,149          1,862+
                                              Class D               278            551            949          2,062


                                If you did not sell your shares at the end of each period, your expenses would be:


                                                                  1 YEAR         3 YEARS       5 YEARS       10 YEARS
                                                                  ------         -------       -------       --------
                                              Class A              $571           $775         $  996         $1,630
                                              Class B               178            551            949          1,862+
                                              Class D               178            551            949          2,062


                                + Class B shares will automatically convert to

                                  Class A shares after eight years.



                                        4

MANAGEMENT

The Fund's Board of Directors provides broad supervision over the affairs of the Fund.


J. & W. Seligman & Co. Incorporated (Seligman), 100 Park Avenue, New York, New York 10017, is the manager of the Fund. Seligman manages the investment of the Fund's assets, including making purchases and sales of portfolio securities consistent with the Fund's investment objective and strategies, and administers the Fund's business and other affairs.



Established in 1864, Seligman currently serves as manager to 18 US registered investment companies, which offer more than 50 investment portfolios with approximately $21.1 billion in assets as of March 31, 1999. Seligman also provides investment management or advice to institutional or other accounts having an aggregate value at March 31, 1999, of approximately $9.6 billion.



The Fund pays Seligman a fee for its management services. The fee rate equals a percentage of the daily net assets of the Fund. The rate is calculated on a sliding scale of 0.55% to 0.45% based on the average daily net assets of all US registered investment companies managed by Seligman. For the year ended December 31, 1998, the management fee paid by the Fund to Seligman was .48% of the Fund's average daily net assets.


      AFFILIATES OF SELIGMAN:


      Seligman Advisors, Inc.:

      The Fund's general distributor; responsible for accepting orders for purchases and sales of Fund shares.

      Seligman Services, Inc.:

      A limited purpose broker/dealer; acts as the broker/dealer of record for shareholder accounts that do not have a designated broker or financial advisor.


      Seligman Data Corp. (SDC):
      The Fund's shareholder service agent; provides shareholder account services to the Fund at cost.

PORTFOLIO MANAGEMENT


The Fund is managed by the Seligman Growth Team, headed by Ms. Marion S. Schultheis. Ms. Schultheis joined Seligman in May 1998 as a Managing Director. She is a Vice President of the Fund and has been Portfolio Manager of the Fund since joining Seligman. Prior to joining Seligman, Ms. Schultheis was a Managing Director at Chancellor LGT from October 1997 to May 1998. Prior thereto, she was Senior Portfolio Manager at IDS Advisory Group Inc. from August 1987 to October 1997. Ms. Schultheis also manages Seligman Growth Fund, Inc. and co-manages Seligman Henderson Global Growth Opportunities Fund, a series of Seligman Henderson Global Fund Series, Inc; and she manages the Seligman Capital Portfolio and the Seligman Large-Cap Growth Portfolio and co-manages the Seligman Henderson Global Growth Opportunities Portfolio, three portfolios of Seligman Portfolios, Inc.


                                        5

YEAR 2000

As the millennium approaches, mutual funds, financial and business organizations, and individuals could be adversely affected if their computer systems do not properly process and calculate date-related information and data on and after January 1, 2000. Like other mutual funds, the Fund relies upon service providers and their computer systems for its day-to-day operations. Many of the Fund's service providers in turn depend upon computer systems of their vendors. Seligman and SDC have established a year 2000 project team. The team's purpose is to assess the state of readiness of Seligman and SDC and the Fund's other service providers and vendors. The team is comprised of several information technology and business professionals as well as outside consultants. The Project Manager of the team reports directly to the Administrative Committee of Seligman. The Project Manager and other members of the team also report to the Board of Directors of the Fund and its Audit Committee.

The team has identified the service providers and vendors who furnish critical services or software systems to the Fund, including securities firms that execute portfolio transactions for the Fund and firms responsible for shareholder account recordkeeping. The team is working with these critical service providers and vendors to evaluate the impact year 2000 issues may have on their ability to provide uninterrupted services to the Fund. The team will assess the feasibility of their year 2000 plans. The team has made progress on its year 2000 contingency plans - recovery efforts the team will employ in the event that year 2000 issues adversely affect the Fund. The team anticipates finalizing these plans in the near future.

The Fund anticipates the team will implement all significant components of the team's year 2000 plans by mid-1999, including appropriate testing of critical systems and receipt of satisfactory assurances from critical service providers and vendors regarding their year 2000 compliance. The Fund believes that the critical systems on which it relies will function properly on and after the year 2000, but this is not guaranteed. If these systems do not function properly, or the Fund's critical service providers are not successful in implementing their year 2000 plans, the Fund's operations may be adversely affected, including pricing, securities trading and settlement, and the provision of shareholder services.


In addition, the Fund may hold securities of issuers whose underlying business leaves them susceptible to year 2000 issues. The Fund may also hold securities issued by governmental or quasi-governmental issuers, which, like other organizations, are also susceptible to year 2000 concerns. Year 2000 issues may affect an issuer's operations, creditworthiness, and ability to make timely payment on any indebtedness and could have an adverse impact on the value of its securities. If the Fund holds these securities, the Fund's performance could be negatively affected. Seligman seeks to identify an issuer's state of year 2000 readiness as part of the research it employs. However, the perception of an issuer's year 2000 preparedness is only one of the many factors considered in determining whether to buy, sell, or continue to hold a security. Information provided by issuers concerning their state of readiness may or may not be accurate or readily available. Further, the Fund may be adversely affected if the domestic or foreign exchanges, markets, depositories, clearing agencies, or governments or third parties responsible for infrastructure needs do not address their year 2000 issues in a satisfactory manner.


SDC has informed the Fund that it does not expect the cost of its services to increase materially as a result of the modifications to its computer systems necessary to prepare for the year 2000. The Fund will not pay to remediate the systems of Seligman or bear directly the costs to remediate the systems of any other service providers or vendors, other than SDC.

                                        6

[SHAREHOLDER INFORMATION]

DECIDING WHICH CLASS OF SHARES TO BUY

Each of the Fund's Classes represents an interest in the same portfolio of investments. However, each Class has its own sales charge schedule and is subject to different ongoing 12b-1 fees. When deciding which Class of shares to buy, you should consider, among other things:

   - The amount you plan to invest.

   - How long you intend to remain invested in the Fund, or another Seligman mutual fund.

   - If you would prefer to pay an initial sales charge and lower ongoing 12b-1 fees, or be subject to a CDSC and pay higher ongoing 12b-1 fees.

   - Whether you may be eligible for reduced or no sales charges when you buy or sell shares.

Your financial advisor will be able to help you decide which Class of shares best meets your needs.

 CLASS A

   - Initial sales charge on Fund purchases, as set forth below:

                                         SALES CHARGE              SALES CHARGE           REGULAR DEALER
                                            AS A %                    AS A %                 DISCOUNT
                                          OF OFFERING                 OF NET                AS A % OF
  AMOUNT OF YOUR INVESTMENT                PRICE(1)               AMOUNT INVESTED         OFFERING PRICE
  -------------------------              ------------             ---------------         --------------
Less than $50,000                            4.75%                     4.99%                   4.25%
$50,000 - $99,999                            4.00                      4.17                    3.50
$100,000 - $249,999                          3.50                      3.63                    3.00
$250,000 - $499,999                          2.50                      2.56                    2.25
$500,000 - $999,999                          2.00                      2.04                    1.75
$1,000,000 and over(2)                       0.00                      0.00                    0.00

     (1) "Offering Price" is the amount that you actually pay for Fund shares; it includes the initial sales charge.
     (2) You will not pay a sales charge on purchases of $1 million or more, but you will be subject to a 1% CDSC if you sell your shares within 18 months.

   - Annual 12b-1 fee (for shareholder services) of up to 0.25%.

   - No sales charge on reinvested dividends or capital gain distributions.


   - Certain employer-sponsored defined contribution-type plans can purchase shares with no initial sales charge.


 CLASS B

   - No initial sales charge on purchases.

   - A declining CDSC on shares sold within 6 years of purchase:

      YEARS SINCE PURCHASE         CDSC
      --------------------         ----
Less than 1 year                    5%
1 year or more but less than 2
  years                             4
2 years or more but less than 3                         Your purchase of Class B shares
  years                             3                   must be for less than $250,000, because
3 years or more but less than 4                         if you are investing $250,000 or more you
  years                             3                   will pay less in fees and charges if you buy
4 years or more but less than 5                         another Class of shares.
  years                             2
5 years or more but less than 6
  years                             1
6 years or more                     0

   - Annual 12b-1 fee (for distribution and shareholder services) of 1.00%.

   - Automatic conversion to Class A shares after eight years, resulting in lower ongoing 12b-1 fees.

   - No CDSC on redemptions of shares purchased with reinvested dividends or capital gain distributions.

                                        7

 CLASS D

    - No initial sales charge on purchases.
    - A 1% CDSC on shares sold within one year of purchase.
    - Annual 12b-1 fee (for distribution and shareholder services) of 1.00%.
    - No automatic conversion to Class A shares, so you will be subject to higher ongoing 12b-1 fees indefinitely.
    - No CDSC on redemptions of shares purchased with reinvested dividends or capital gain distributions.


Because the Fund's 12b-1 fees are paid out of each Class's assets on an ongoing basis, over time these fees will increase your investment expenses and may cost you more than other types of sales charges.


The Fund's Board of Directors believes that no conflict of interest currently exists between the Fund's Class A, Class B, and Class D shares. On an ongoing basis, the Directors, in the exercise of their fiduciary duties under the Investment Company Act of 1940 and Maryland law, will seek to ensure that no such conflict arises.

HOW CDSCS ARE CALCULATED


To minimize the amount of the CDSC you may pay when you sell your shares, the Fund assumes that shares acquired through reinvested dividends and capital gain distributions (which are not subject to a CDSC) are sold first. Shares that have been in your account long enough so they are not subject to a CDSC are sold next. After these shares are exhausted, shares will be sold in the order they were purchased (oldest to youngest). The amount of any CDSC that you pay will be based on the shares' original purchase price or current net asset value, whichever is less.


You will not pay a CDSC when you exchange shares of the Fund to buy the same class of shares of any other Seligman mutual fund. For the purpose of calculating the CDSC when you sell shares that you acquired by exchanging shares of the Fund, it will be assumed that you held the shares since the date you purchased the shares of the Fund.

                                        8

PRICING OF FUND SHARES

When you buy or sell shares, you do so at the Class's net asset value (NAV) next calculated after Seligman Advisors accepts your request. Any applicable sales charge will be added to the purchase price for Class A shares. Purchase or sale orders received by an authorized dealer or financial advisor by the close of regular trading on the New York Stock Exchange (NYSE) (normally 4:00 p.m. Eastern time) and accepted by Seligman Advisors before the close of business (5:00 p.m. Eastern time) on the same day will be executed at the Class's NAV calculated as of the close of regular trading on the NYSE on that day. Your broker/dealer or financial advisor is responsible for forwarding your order to Seligman Advisors before the close of business.

NAV:

Computed separately for
each Class by dividing
that Class's share of
the net assets of the
fund (i.e., its assets
less liabilities) by the
total number of
outstanding shares of
the Class.

                        If your buy or sell order is received by your broker/dealer or financial advisor after the close of regular trading on the NYSE, or is accepted by Seligman Advisors after the close of business, the order will be executed at the Class's NAV calculated as of the close of regular trading on the next NYSE trading day. When you sell shares, you receive the Class's per share NAV, less any applicable CDSC.

                        The NAV of the Fund's shares is determined each day, Monday through Friday, on days that the NYSE is open for trading. Because of their higher 12b-1 fees, the NAV of Class B and Class D shares will generally be lower than the NAV of Class A shares of the Fund.



Securities owned by the Fund are valued at current market prices. If reliable market prices are unavailable, securities are valued in accordance with procedures approved by the Fund's Board of Directors.


OPENING YOUR ACCOUNT


The Fund's shares are sold through authorized broker/dealers or financial advisors who have sales agreements with Seligman Advisors. There are several programs under which you may be eligible for reduced sales charges or lower minimum investments. Ask your financial advisor if any of these programs apply to you.


To make your initial investment in the Fund, contact your financial advisor or complete an account application and send it with your check directly to SDC at the address provided on the account application. If you do not choose a Class, your investment will automatically be made in Class A shares.

The required minimum initial investments are:

       - Regular (non-retirement) accounts: $1,000

       - For accounts opened concurrently with Invest-A-Check(R):
         $100 to open if you will be making monthly investments
         $250 to open if you will be making quarterly investments

YOU MAY BUY SHARES OF THE FUND
FOR ALL
TYPES OF TAX-DEFERRED
RETIREMENT PLANS.
CONTACT RETIREMENT PLAN
SERVICES AT
THE ADDRESS OR PHONE NUMBER
LISTED ON
THE INSIDE BACK COVER OF THIS
PROSPECTUS
FOR INFORMATION AND TO RECEIVE
THE
PROPER FORMS.

If you buy shares by check and subsequently sell the shares, SDC will not send your proceeds until your check clears, which could take up to 15 calendar days from the date of your purchase.


You will be sent a statement confirming your purchase, and any subsequent transactions in your account. You will also be sent quarterly and annual statements detailing your transactions in the Fund and the other Seligman funds you own under the same account number. Duplicate account statements will be sent to you free of charge for the current year and most recent prior year. Copies of year-end statements for prior years are available for a fee of $10 per year, per account, with a maximum charge of $150 per account. Send your request and a check for the fee to SDC.

     IF YOU WANT TO BE ABLE TO BUY, SELL, OR EXCHANGE SHARES BY TELEPHONE,
      YOU SHOULD COMPLETE AN APPLICATION WHEN YOU OPEN YOUR ACCOUNT. THIS WILL PREVENT YOU FROM HAVING TO COMPLETE A SUPPLEMENTAL ELECTION FORM
           (WHICH MAY REQUIRE A SIGNATURE GUARANTEE) AT A LATER DATE.

                                        9

HOW TO BUY ADDITIONAL SHARES


After you have made your initial investment, there are many options available to make additional purchases of Fund shares. Subsequent purchases must be for $100 or more.



Shares may be purchased through your authorized financial advisor, or you may send a check directly to SDC. Please provide either an investment slip or a note that provides your name(s), Fund name, and account number. Unless you indicate otherwise, your investment will be made in the Class you already own. Send investment checks to:


            Seligman Data Corp.
            P.O. Box 9766

            Providence, RI 02940-9766


Your check must be in US dollars and be drawn on a US bank. You may not use third party or credit card convenience checks for investment.

You may also use the following account services to make additional investments:

INVEST-A-CHECK(R). You may buy Fund shares electronically from a savings or checking account of an Automated Clearing House (ACH) member bank. If your bank is not a member of ACH, the Fund will debit your checking account by preauthorized checks. You may buy Fund shares at regular monthly intervals in fixed amounts of $100 or more, or regular quarterly intervals in fixed amounts of $250 or more. If you use Invest-A-Check(R), you must continue to make automatic investments until the Fund's minimum initial investment of $1,000 is met or your account may be closed.

AUTOMATIC DOLLAR-COST-AVERAGING. If you have at least $5,000 in Seligman Cash Management Fund, you may exchange uncertificated shares of that fund to buy shares of the same class of another Seligman mutual fund at regular monthly intervals in fixed amounts of $100 or more or regular quarterly intervals in fixed amounts of $250 or more. If you exchange Class A shares, you may pay an initial sales charge to buy Fund shares.

AUTOMATIC CD TRANSFER. You may instruct your bank to invest the proceeds of a maturing bank certificate of deposit(CD) in shares of the Fund. If you wish to use this service, contact SDC or your financial advisor to obtain the necessary forms. Because your bank may charge you a penalty, it is not normally advisable to withdraw CD assets before maturity.

DIVIDENDS FROM OTHER INVESTMENTS. You may have your dividends from other companies paid to the Fund. (Dividend checks must include your name, account number, Fund name, and Class of shares.)

DIRECT DEPOSIT. You may buy Fund shares electronically with funds from your employer, the IRS, or any other institution that provides direct deposit. Call SDC for more information.

SELIGMAN TIME HORIZON MATRIX(SM). (Requires an initial total investment of $10,000.) This is a needs-based investment process, designed to help you and your financial advisor plan to seek your long-term financial goals. It considers your financial needs, and helps frame a personalized asset allocation strategy around the cost of your future commitments and the time you have to meet them. Contact your financial advisor for more information.

SELIGMAN HARVESTER. If you are a retiree or nearing retirement, this program is designed to help you establish an investment strategy that seeks to meet your needs throughout your retirement. The strategy is customized to your personal financial situation by allocating your assets to seek to address your income requirements, prioritizing your expenses, and establishing a prudent withdrawal schedule. Contact your financial advisor for more information.

                                       10


HOW TO EXCHANGE SHARES AMONG THE SELIGMAN MUTUAL FUNDS


You may sell Fund shares to buy shares of the same Class of another Seligman mutual fund, or you may sell shares of another Seligman mutual fund to buy Fund shares. Exchanges will be made at each fund's respective NAV. You will not pay an initial sales charge when you exchange, unless you exchange Class A shares of Seligman Cash Management Fund to buy Class A shares of the Fund or another Seligman mutual fund.


Only your dividend and capital gain distribution options and telephone services will be automatically carried over to any new fund account. If you wish to carry over any other account options (for example, Invest-A-Check(R) or Systematic Withdrawals) to the new fund, you must specifically request so at the time of your exchange.


If you exchange into a new fund, you must exchange enough to meet the new fund's minimum initial investment.


See "The Seligman Mutual Funds" for a list of the funds available for exchange. Before making an exchange, contact your financial advisor or SDC to obtain the applicable fund prospectus(es). You should read and understand a fund's prospectus before investing. Some funds may not offer all classes of shares.


HOW TO SELL SHARES

The easiest way to sell Fund shares is by phone. If you have telephone services, you may be able use this service to sell Fund shares. Restrictions apply to certain types of accounts. Please see "Important Policies That May Affect Your Account."

When you sell Fund shares by phone, a check for the proceeds is sent to your address of record. If you have current ACH bank information on file, you may have the proceeds of the sale of your Fund shares directly deposited into your bank account (typically, 3-4 business days after your shares are sold).


You may sell shares to the Fund through a broker/dealer or your financial advisor. The Fund does not charge any fees or expenses, other than any applicable CDSC, for this transaction; however, the dealer or financial advisor may charge a service fee. Contact your financial advisor for more information.



You may always send a written request to sell Fund shares; however, it may take longer to get your money.


You will need to guarantee your signature(s) if the proceeds are:
               (1) $50,000 or more;

               (2) to be paid to someone other than all account owners; or

               (3) mailed to other than your address of record.

       Signature Guarantee:

       Protects you and the Fund from fraud.
       It guarantees that a signature is genuine.
       A guarantee must be obtained from an
       eligible financial institution. Notarization by a notary public is not an acceptable guarantee.

You may need to provide additional documents to sell Fund shares if you are:

     - a corporation;

     - an executor or administrator;

     - a trustee or custodian; or

     - in a retirement plan.

If your Fund shares are represented by certificates, you will need to surrender the certificates to SDC before you sell your shares.

Contact your financial advisor or SDC's Shareholder Services Department for information on selling your shares under any of the above circumstances.

You may also use the following account service to sell Fund shares:


SYSTEMATIC WITHDRAWAL PLAN. If you have at least $5,000 in the Fund, you may withdraw (sell) a fixed dollar amount (minimum of $50) of uncertificated shares at regular intervals. A check will be sent to you at your address of record or, if you have current ACH bank information on file, you may have your payments directly deposited to your predesignated bank account in 3-4 business days after your shares are sold. If you bought $1,000,000 or more of Class A shares without an initial sales charge, your withdrawals may be subject to a 1% CDSC if they occur within 18 months of purchase. If you own Class B or Class D shares and reinvest your dividends and capital gain distributions, you may withdraw 12% or 10%, respectively, of the value of your Fund account (at the time of election) annually without a CDSC.


                                       11

IMPORTANT POLICIES THAT MAY AFFECT YOUR ACCOUNT

To protect you and other shareholders, the Fund reserves the right to:

     - Refuse an exchange request if:

          1. you have exchanged twice from the same fund in any three-month period;

          2. the amount you wish to exchange equals the lesser of $1,000,000 or 1% of the Fund's net assets; or

          3. you or your financial advisor have been advised that previous patterns of purchases and sales or exchanges have been considered excessive.


     - Refuse any request to buy Fund shares;



     - Reject any request received by telephone;



     - Suspend or terminate telephone services;



     - Reject a signature guarantee that SDC believes may be fraudulent;



     - Close your fund account if its value falls below $500;


     - Close your account if it does not have a certified taxpayer identification number.

TELEPHONE SERVICES

You and your broker/dealer or financial advisor will be able to place the following requests by telephone, unless you indicate on your account application that you do not want telephone services:


     - Sell uncertificated shares (up to $50,000 per day, payable to account owner(s) and mailed to address of record);



     - Exchange shares between funds;



     - Change dividend and/or capital gain distribution options;



     - Change your address;



     - Establish systematic withdrawals to address of record.



If you do not complete an account application when you open your account, telephone services must be elected on a supplemental election form (which may require a signature guarantee).


Restrictions apply to certain types of accounts:


     - Trust accounts on which the current trustee is not listed may not sell Fund shares by phone;



     - Corporations may not sell Fund shares by phone;



     - IRAs may only exchange Fund shares or request address changes by phone;


     - Group retirement plans may not sell Fund shares by phone; plans that allow participants to exchange by phone must provide a letter of authorization signed by the plan custodian or trustee and provide a supplemental election form signed by all plan participants.

Unless you have current ACH bank information on file, you will not be able to sell Fund shares by phone within thirty days following an address change.

Your request must be communicated to an SDC representative. You may not request any phone transactions via the automated access line.

You may cancel telephone services at any time by sending a written request to SDC. Each account owner, by accepting or adding telephone services, authorizes each of the other owners to make requests by phone. Your broker/dealer or financial advisor representative may not establish telephone services without your written authorization. SDC will send written confirmation to the address of record when telephone services are added or terminated.

During times of heavy call volume, you may not be able to get through to SDC by phone to request a sale or exchange of Fund shares. In this case, you may need to write, and it may take longer for your request to be processed. The Fund's NAV may fluctuate during this time.

The Fund and SDC will not be liable for processing requests received by phone as long as it was reasonable to believe that the request was genuine.

REINSTATEMENT PRIVILEGE

If you sell Fund shares, you may, within 120 calendar days, use part or all of the proceeds to buy shares of the Fund or any other Seligman mutual fund (reinstate your investment) without paying an initial sales charge or, if you paid a CDSC when you sold your shares, receiving a credit for the applicable CDSC paid. This privilege is available only once each calendar year. Contact your financial advisor for more information. You should consult your tax advisor concerning possible tax consequences of exercising this privilege.

                                       12

DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS

The Fund generally pays any dividends from its net investment income and distributes net capital gains realized on investments annually. It is expected that the Fund's distributions will be primarily capital gains.

Dividend:
A payment by a mutual
   fund, usually derived
   from the fund's net
   investment income
   (dividends and interest
   earned on portfolio
   securities less
   expenses).
Capital Gain Distribution:
A payment to mutual fund
   shareholders which
   represents profits
   realized on the sale of
   securities in a fund's
   portfolio.
Ex-dividend Date:
The day on which any
   declared distributions
   (dividends or capital
   gains) are deducted
   from a fund's assets
   before it calculates
   its NAV.

                           You may elect to:
                           (1) reinvest both dividends and capital gain distributions;

                           (2) receive dividends in cash and reinvest capital gain distributions; or

                           (3) receive both dividends and capital gain distributions in cash.

                           Your dividends and capital gain distributions will be reinvested if you do not instruct otherwise or if you own Fund shares in a Seligman tax-deferred retirement plan.


                           If you want to change your election, you may write SDC at the address listed on the back cover of this prospectus or, if you have telephone services, you or your financial advisor may call SDC. Your request must be received by SDC before the record date to be effective for that dividend or capital gain distribution.

                           Cash dividends or capital gain distributions will be sent by check to your address of record or, if you have current ACH bank information on file, directly deposited into your predesignated bank account within 3-4 business days from the payable date.

                           Dividends and capital gain distributions are reinvested to buy additional Fund shares on the payable date using the NAV of the ex-dividend date.

                           Dividends on Class B and Class D shares will be lower than the dividends on Class A shares as a result of their higher 12b-1 fees. Capital gain distributions will be paid in the same amount for each Class.

TAXES

The tax treatment of dividends and capital gain distributions is the same whether you take them in cash or reinvest them to buy additional Fund shares. Tax-deferred retirement plans are not taxed currently on dividends or capital gain distributions or on exchanges.


Dividends paid by the Fund are taxable to you as ordinary income. You may be taxed at different rates on capital gains distributed by the Fund depending on the length of time the Fund holds its assets.


When you sell Fund shares, any gain or loss you realize will generally be treated as a long-term capital gain or loss if you held your shares for more than one year, or as a short-term capital gain or loss if you held your shares for one year or less. However, if you sell Fund shares on which a long-term capital gain distribution has been received and you held the shares for six months or less, any loss you realize will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution.

An exchange of Fund shares is a sale and may result in a gain or loss for federal income tax purposes.

Each January, you will be sent information on the tax status of any distributions made during the previous calendar year. Because each shareholder's situation is unique, you should always consult your tax advisor concerning the effect income taxes may have on your individual investment.

                                       13

THE SELIGMAN MUTUAL FUNDS

EQUITY

SPECIALTY
---------------------------------------------------------
SELIGMAN COMMUNICATIONS AND
INFORMATION FUND

Seeks capital appreciation by investing in companies operating in all aspects of the communications, information, and related industries.

SELIGMAN HENDERSON GLOBAL TECHNOLOGY FUND

Seeks long-term capital appreciation by investing primarily in global securities (US and non-US) of companies in the technology and technology-related industries.

SELIGMAN HENDERSON EMERGING MARKETS GROWTH FUND

Seeks long-term capital appreciation by investing primarily in equity securities of companies in emerging markets.

SMALL COMPANY
---------------------------------------------------------
SELIGMAN FRONTIER FUND

Seeks growth of capital by investing primarily in small company growth stocks.

SELIGMAN SMALL-CAP VALUE FUND

Seeks long-term capital appreciation by investing in equities of small companies, deemed to be "value" companies by the investment manager.

SELIGMAN HENDERSON GLOBAL SMALLER COMPANIES FUND

Seeks long-term capital appreciation by investing in securities of smaller companies around the world, including the US.

MEDIUM COMPANY
---------------------------------------------------------
SELIGMAN CAPITAL FUND

Seeks capital appreciation by investing in the common stocks of companies with significant potential for growth.

LARGE COMPANY
---------------------------------------------------------
SELIGMAN GROWTH FUND

Seeks long-term growth of capital value and an increase in future income.

SELIGMAN HENDERSON GLOBAL GROWTH OPPORTUNITIES FUND

Seeks capital appreciation by investing primarily in equity securities of companies that have the potential to benefit from global economic or social trends.

SELIGMAN LARGE-CAP VALUE FUND

Seeks long-term capital appreciation by investing in equities of large companies, deemed to be "value" companies by the investment manager.

SELIGMAN COMMON STOCK FUND

Seeks favorable, but not the highest, current income and long-term growth of both income and capital, without exposing capital to undue risk.

SELIGMAN HENDERSON INTERNATIONAL FUND

Seeks long-term capital appreciation by investing in securities of medium- to large-sized companies, primarily in the developed markets outside the US.

BALANCED
---------------------------------------------------------
SELIGMAN INCOME FUND

Seeks high current income and improvement in capital value over the long term, consistent with prudent risk of capital.

FIXED-INCOME
INCOME
---------------------------------------------------------
SELIGMAN HIGH-YIELD BOND FUND

Seeks to maximize current income by investing in a diversified portfolio of high-yielding, high-risk corporate bonds, commonly referred to as "junk bonds."

SELIGMAN U.S. GOVERNMENT SECURITIES FUND

Seeks high current income primarily by investing in a diversified portfolio of securities guaranteed by the US government, its agencies, or instrumentalities, which have maturities greater than one year.

MUNICIPAL
---------------------------------------------------------
SELIGMAN MUNICIPAL FUNDS:
NATIONAL FUND

Seeks maximum income, exempt from regular federal income taxes.

STATE-SPECIFIC FUNDS:*

Seek to maximize income exempt from regular federal income taxes and from regular income taxes in the designated state.

California           Louisiana             New Jersey
 -High-Yield         Maryland              New York
 -Quality            Massachusetts         North Carolina
Colorado             Michigan              Ohio
Florida              Minnesota             Oregon
Georgia              Missouri              Pennsylvania
                                           South Carolina
* A small portion of income may be subject to state
  taxes.

MONEY MARKET
---------------------------------------------------------
SELIGMAN CASH MANAGEMENT FUND

Seeks to preserve capital and to maximize liquidity and current income, by investing only in high-quality money market securities having a maturity of 90 days or less. The fund seeks to maintain a constant net asset value of $1.00 per share.

                                       14

[FINANCIAL HIGHLIGHTS]


The tables below are intended to help you understand the financial performance of the Fund's Classes for the past five years or, if less than five years, the period of the Class's operations. Certain information reflects financial results for a single share of a Class that was held throughout the periods shown. "Total return" shows the rate that you would have earned (or lost) on an investment in the Fund, assuming you reinvested all your dividends and capital gain distributions. Total returns do not reflect any sales charges. Deloitte & Touche LLP, independent auditors, have audited this information. Their report, along with the Fund's financial statements, is included in the Fund's annual report, which is available upon request.


CLASS A


                                                          YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------
                                              1998       1997       1996       1995       1994
                                              ----       ----       ----       ----       ----
PER SHARE DATA:*
Net asset value, beginning of period......    $17.48     $16.36     $15.59     $13.17     $15.95
                                              ------     ------     ------     ------     ------
Income from investment operations:
  Net investment income...................     (0.04)     (0.06)     (0.04)     (0.02)     (0.06)
  Net gains or losses on securities (both
     realized and unrealized).............      3.30       3.61       2.68       4.74      (1.12)
                                              ------     ------     ------     ------     ------
Total from investment operations..........      3.26       3.55       2.64       4.72      (1.18)
                                              ------     ------     ------     ------     ------
Less distributions:
  Distributions (from capital gains)......     (0.68)     (2.43)     (1.87)     (2.30)     (1.60)
                                              ------     ------     ------     ------     ------
Total distributions.......................     (0.68)     (2.43)     (1.87)     (2.30)     (1.60)
                                              ------     ------     ------     ------     ------
Net asset value, end of period............    $20.06     $17.48     $16.36     $15.59     $13.17
                                              ======     ======     ======     ======     ======
TOTAL RETURN:                                 19.12%     22.28%     16.74%     37.32%    (7.06)%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in
  thousands)..............................  $298,319   $284,214   $259,514   $215,688   $162,556
Ratio of expenses to average
  net assets..............................     0.99%      1.05%      1.07%      1.09%      1.13%
Ratio of net income to average net
  assets..................................   (0.24)%    (0.29)%    (0.25)%    (0.11)%    (0.39)%
Portfolio turnover rate...................   132.18%    104.33%     94.97%    103.60%     70.72%


---------------
  * Per share amounts are calculated based on average shares outstanding.

                                       15

CLASS B


                                                YEAR ENDED
                                               DECEMBER 31,        4/22/96**
                                           --------------------       TO
                                             1998        1997       2/31/96
                                             ----        ----      ---------
PER SHARE DATA:*
Net asset value, beginning of period.....    $16.24      $15.47      $16.43
                                             ------      ------      ------
Income from investment operations:
  Net investment income..................     (0.17)      (0.18)      (0.10)
  Net gains or losses on securities (both
    realized and unrealized).............      3.05        3.38        1.01
                                             ------      ------      ------
Total from investment operations.........      2.88        3.20        0.91
                                             ------      ------      ------
Less distributions:
  Distributions (from capital gains).....     (0.68)      (2.43)      (1.87)
                                             ------      ------      ------
Total distributions......................     (0.68)      (2.43)      (1.87)
                                             ------      ------      ------
Net asset value, end of period...........    $18.44      $16.24      $15.47
                                             ======      ======      ======
TOTAL RETURN:                                18.24%      21.26%        5.33%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in
  thousands).............................   $14,824      $8,437       $4,337
Ratio of expenses to average net
  assets.................................     1.75%       1.81%       1.89%+
Ratio of net income to average net
  assets.................................   (1.00)%     (1.05)%       (.99)%+
Portfolio turnover rate..................   132.18%     104.33%       94.97%++


CLASS D


                                                           YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------
                                             1998        1997        1996        1995        1994
                                             ----        ----        ----        ----        ----
PER SHARE DATA:*
Net asset value, beginning of period.....    $16.25      $15.47      $14.94      $12.82      $15.86
                                             ------      ------      ------      ------      ------
Income from investment operations:
  Net investment income..................     (0.17)      (0.18)      (0.16)      (0.14)      (0.33)
  Net gains or losses on securities (both
    realized and unrealized).............      3.05        3.39        2.56        4.56       (1.11)
                                             ------      ------      ------      ------      ------
Total from investment operations.........      2.88        3.21        2.40        4.42       (1.44)
                                             ------      ------      ------      ------      ------
Less distributions:
  Distributions (from capital gains).....     (0.68)      (2.43)      (1.87)      (2.30)      (1.60)
                                             ------      ------      ------      ------      ------
Total distributions......................     (0.68)      (2.43)      (1.87)      (2.30)      (1.60)
                                             ------      ------      ------      ------      ------
Net asset value, end of period...........    $18.45      $16.25      $15.47      $14.94      $12.82
                                             ======      ======      ======      ======      ======
TOTAL RETURN:                                18.23%      21.34%      15.84%      35.98%     (8.75)%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in
  thousands).............................   $27,433     $26,088     $19,974      $9,137      $3,179
Ratio of expenses to average
  net assets.............................     1.75%       1.81%       1.83%       2.02%       2.66%
Ratio of net income to average net
  assets.................................   (1.00)%     (1.05)%     (1.00)%     (1.06)%     (2.28)%
Portfolio turnover rate..................   132.18%     104.33%      94.97%     103.60%      70.72%


---------------
 * Per share amounts are calculated based on average shares outstanding. ** Commencement of offering of shares.
 + Annualized.
++ For the year ended December 31, 1996.

                                       16

[HOW TO CONTACT US]


THE FUND                      Write:        Corporate Communications/
                                            Investor Relations Department
                                            J. & W. Seligman & Co. Incorporated
                                            100 Park Avenue, New York, NY 10017
                              Phone:        Toll-Free (800) 221-7844 in the US or
                                            (212) 850-1864 outside the US
                              Website:      http://www.seligman.com

YOUR REGULAR
(NON-RETIREMENT)
ACCOUNT                       Write:        Shareholder Services Department
                                            Seligman Data Corp.
                                            100 Park Avenue, New York, NY 10017
                              Phone:        Toll-Free (800) 221-2450 in the US or
                                            (212) 682-7600 outside the US
                              Website:      http://www.seligman.com

YOUR RETIREMENT
ACCOUNT                       Write:        Retirement Plan Services
                                            Seligman Data Corp.
                                            100 Park Avenue, New York, NY 10017
                              Phone:        Toll-Free (800) 445-1777

24-hour telephone access is available by dialing (800) 622-4597 on a touchtone telephone. You will have instant access to price, yield, account balance, most recent transaction, and other information.

                           SELIGMAN CAPITAL FUND, INC.


                       Statement of Additional Information
                                   May 1, 1999

                                 100 Park Avenue
                            New York, New York 10017
                                 (212) 850-1864
                       Toll Free Telephone: (800) 221-2450
      For Retirement Plan Information - Toll-Free Telephone: (800) 445-1777



This Statement of Additional Information (SAI) expands upon and supplements the information contained in the current Prospectus of Seligman Capital Fund, Inc., dated May 1, 1999. This SAI, although not in itself a prospectus, is incorporated by reference into the Prospectus in its entirety. It should be read in conjunction with the Prospectus, which you may obtain by writing or calling the Fund at the above address or telephone numbers.


The financial statements and notes included in the Fund's Annual Report, and the Independent Auditors' Report thereon, are incorporated herein by reference. The Annual Report will be furnished to you without charge if you request a copy of this SAI.




                                Table of Contents

Fund History..........................................................  2
Description of the Fund and its Investments and Risks.................  2
Management of the Fund................................................  5
Control Persons and Principal Holders of Securities...................  10
Investment Advisory and Other Services................................  10
Brokerage Allocation and Other Practices..............................  16
Capital Stock and Other Securities ...................................  17
Purchase, Redemption, and Pricing of Shares...........................  17
Taxation of the Fund..................................................  23
Underwriters..........................................................  24
Calculation of Performance Data ......................................  25
Financial Statements..................................................  27
General Information...................................................  27
Appendix .............................................................  28

EQCA1A

                                  Fund History

The Fund was incorporated under the laws of the state of Maryland in 1968.



              Description of the Fund and its Investments and Risks


Classification

The Fund is a diversified open-end management investment company, or mutual fund.

Investment Strategies and Risks

The following information regarding the Fund's investments and risks supplements the information contained in the Fund's Prospectus.


Foreign Securities. The Fund may invest in commercial paper and certificates of deposit issued by foreign banks and may invest either directly or through American Depositary Receipts (ADRs), European Depositary Receipts (EDRs), or Global Depositary Receipts (GDRs) (collectively, Depositary Receipts) in other securities of foreign issuers. Foreign investments may be affected favorably or unfavorably by changes in currency rates and exchange control regulations. There may be less information available about a foreign company than about a US company and foreign companies may not be subject to reporting standards and requirements comparable to those applicable to US companies. Foreign securities may not be as liquid as US securities and there may be delays and risks attendant in local settlement procedures. Securities of foreign companies may involve greater market risk than securities of US companies, and foreign brokerage commissions and custody fees are generally higher than those in the United States. Investments in foreign securities may also be subject to local economic or political risks, political instability, the possible nationalization of issuers and the risk of expropriation or restrictions on the repatriation of proceeds of sale. In addition, foreign investments may be subject to withholding and other taxes.

Depositary Receipts are instruments generally issued by domestic banks or trust companies that represent the deposits of a security of a foreign issuer. ADRs, which are traded in dollars on US Exchanges or over-the-counter, are issued by domestic banks and evidence ownership of securities issued by foreign corporations. EDRs are typically traded in Europe. GDRs are typically traded in both Europe and the United States. Depositary Receipts may be issued under sponsored or unsponsored programs. In sponsored programs, the issuer has made arrangements to have its securities traded in the form of a Depositary Receipt. In unsponsored programs, the issuers may not be directly involved in the creation of the program. Although regulatory requirements with respect to sponsored and unsponsored Depositary Receipt programs are generally similar, the issuers of securities represented by unsponsored Depositary Receipts are not obligated to disclose material information in the United States, and therefore, the import of such information may not be reflected in the market value of such receipts. The Fund may invest up to 10% of its total assets in foreign securities that it holds directly, but this 10% limit does not apply to foreign securities held through Depositary Receipts which are traded in the United States or to commercial paper and certificates of deposit issued by foreign banks.

Investment income received by the Fund from sources within foreign countries may be subject to foreign income taxes withheld at the source. The United States has entered into tax treaties with many foreign countries which entitle the Fund to a reduced rate of such taxes or exemption from taxes on such income. It is impossible to determine the effective rate of foreign tax in advance since the amounts of the Fund's assets to be invested within various countries is not known.


Repurchase Agreements. The Fund may enter into repurchase agreements with commercial banks and broker/dealers as a short-term cash management tool. A repurchase agreement is an agreement under which the Fund acquires a security, generally a US Government obligation, subject to resale at an agreed upon price and date. The resale price reflects an agreed upon interest rate effective for the period of time the Fund holds the security and is unrelated to the interest rate on the security. The Fund's repurchase agreements will at all times be fully collateralized.


Repurchase agreements could involve certain risks in the event of bankruptcy or other default by the seller, including possible delays and expenses in liquidating the securities underlying the agreement, a decline in value of the underlying securities and a loss of interest. Repurchase agreements are typically entered into for periods of one week or less. As a matter of fundamental policy, the Fund will not enter into repurchase agreements of more than one week's duration if more than 10% of its net assets would be so invested.

Illiquid Securities. The Fund may invest up to 15% of its net assets in illiquid securities, including restricted securities (i.e., securities not readily marketable without registration under the Securities Act of 1933 (1933 Act)) and other securities that are not readily marketable. The Fund may purchase restricted securities that can be offered and sold to "qualified institutional buyers" under Rule 144A of the 1933 Act, and the Fund's Board of Directors may determine, when appropriate, that specific Rule 144A securities are liquid and not subject to the 15% limitation on illiquid securities. Should the Board of Directors make this determination, it will carefully monitor the security (focusing on such factors, among others, as trading activity and availability of information) to determine that the Rule 144A security continues to be liquid. It is not possible to predict with assurance exactly how the market for Rule 144A securities will further evolve. This investment practice could have the effect of increasing the level of illiquidity in the Fund, if and to the extent that qualified institutional buyers become for a time uninterested in purchasing Rule 144A securities.


Borrowing. The Fund may from time to time borrow money to increase its portfolio of securities. It may borrow only from banks and may not borrow in excess of one-third of the market value of its assets, less liabilities other than such borrowing. The Fund may pledge its assets only to the extent necessary to effect permitted borrowings of up to 15% of its total assets on a secured basis. These limits may be changed only by a vote of the shareholders. Current asset value coverage of three times any amount borrowed is required at all times.

Borrowed money creates an opportunity for greater capital appreciation, but at the same time increases exposure to capital risk. The net cost of any money borrowed would be an expense that otherwise would not be incurred, and this expense will limit the Fund's net investment income in any given period.


Any gain in the value of securities purchased with money borrowed in excess of the cost of amounts borrowed would cause the net asset value of the Fund's shares to increase more than otherwise would be the case. Conversely, any decline in the value of securities purchased with money borrowed or any gain in value less than the cost of amounts borrowed would cause net asset value to decline more than would otherwise be the case.


Rights and Warrants. The Fund may invest in common stock rights and warrants believed by the investment manager to provide capital appreciation opportunities. Common stock rights and warrants received as part of a unit or attached to securities purchased (i.e., not separately purchased) are not included in the Fund's investment restrictions regarding such securities.

The Fund may not invest in rights and warrants if, at the time of acquisition, the investment in rights and warrants would exceed 5% of the Fund's net assets, valued at the lower of cost or market. In addition, no more than 2% of net assets may be invested in warrants not listed on the New York or American Stock Exchanges. For purposes of this restriction, rights and warrants acquired by the Fund in units or attached to securities may be deemed to have been purchased without cost.


Lending of Portfolio Securities. The Fund may lend portfolio securities to broker/dealers or other institutions, if the investment manager believes such loans will be beneficial to the Fund. The borrower must maintain with the Fund cash or equivalent collateral equal to at least 100% of the market value of the securities loaned. During the time portfolio securities are on loan, the borrower pays the Fund any dividends or interest paid on the securities. The Fund may invest the collateral and earn additional income or receive an agreed upon amount of interest income from the borrower. Loans made by the Fund will generally be short-term. Loans are subject to termination at the option of the Fund or the borrower. The Fund may pay reasonable administrative and custodial fees in connection with a loan and may pay a negotiated portion of the interest earned on the collateral to the borrower or placing broker. The Fund does not have the right to vote securities on loan, but would terminate the loan and regain the right to vote if that were considered important with respect to the investment. The Fund may lose money if a borrower defaults on its obligation to return securities and the value of the collateral held by the Fund is insufficient to replace the loaned securities. In addition, the Fund is responsible for any loss that might result from its investment of the borrower's collateral.


Except as otherwise specifically noted above, the Fund's investment strategies are not fundamental and the Fund, with the approval of the Board of Directors, may change such strategies without the vote of shareholders.

Fund Policies

The Fund is subject to fundamental policies that place restrictions on certain types of investments. These policies cannot be changed except by vote of a majority of the Fund's outstanding voting securities. Under these policies, the Fund may not:

- Borrow money, except in an amount not to exceed one-third of the value of its total assets less liabilities other than borrowings;

- Mortgage or pledge any of its assets, except to the extent necessary to effect permitted borrowings of up to 15% its total assets on a secured basis and except to enter into escrow arrangements in connection with the sales of permitted call options. The Fund has no present intention of selling call options, and will not do so without the prior approval of the Fund's Board of Directors;

-    Purchase securities on "margin," or sell "short";

- Invest more than 5% of the value of its total assets, at market value, in securities of any company which, with their predecessors, have been in operation less than three continuous years, provided, however, that securities guaranteed by a company that (including predecessors) has been in operation at least three continuous years shall be excluded from this calculation;

- Invest more than 5% of its total assets (taken at market) in securities of any one issuer, other than the US Government, its agencies or instrumentalities, buy more than 10% of the outstanding voting securities or more than 10% of all the securities of any issuer, or invest to control or manage any company;

-    Invest more than 25% of total assets at market value in any one industry;

- Invest in securities issued by other investment companies, except in connection with a merger, consolidation, acquisition or reorganization or for the purpose of hedging the Fund's obligations under the Deferred Compensation Plan for Directors;

- Purchase or hold any real estate, except the Fund may invest in securities secured by real estate or interests therein or issued by persons (other than real estate investment trusts) which deal in real estate or interests therein;

- Purchase or hold the securities of any issuer, if to its knowledge, directors or officers of the Fund individually owning beneficially more than 0.5% of the securities of that issuer own in the aggregate more than 5% of such securities;

- Deal with its directors or officers, or firms they are associated with, in the purchase or sale of securities of other issuers, except as broker;

-    Purchase or sell commodities and commodity contracts;

- Underwrite the securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, in disposing of a portfolio security;

- Make loans, except loans of portfolio securities and except to the extent the purchase of notes, bonds or other evidences of indebtedness, the entry into repurchase agreements or deposits with banks may be considered loans; or

- Write or purchase put, call, straddle or spread options except that the Fund may sell covered call options listed on a national securities exchange or quoted on NASDAQ and purchase closing call options so listed or quoted. The Fund has no present intention of entering into these types of transactions, and will not do so without the prior approval of the Fund's Board of Directors.

The Fund also may not change its investment objective without shareholder approval.

Under the Investment Company Act of 1940, as amended (1940 Act), a "vote of a majority of the outstanding voting securities" of the Fund means the affirmative vote of the lesser of (l) more than 50% of the outstanding shares of the Fund; or (2) 67% or more of the shares present at a shareholders' meeting if more than 50% of the outstanding shares are represented at the meeting in person or by proxy.

Temporary Defensive Position


In an attempt to respond to adverse market, economic, political, or other conditions, the Fund may invest up to 100% of its assets in cash or cash equivalents, including, but not limited to, prime commercial paper, bank certificates of deposit, bankers' acceptances, or repurchase agreements for such securities, and securities of the US Government and its agencies and instrumentalities, as well as cash and cash equivalents denominated in foreign currencies. The Fund's investments in foreign cash equivalents will be limited to those that, in the opinion of the investment manager, equate generally to the standards established for US cash equivalents. Investments in bank obligations will be limited at the time of investment to the obligations of the 100 largest domestic banks in terms of assets which are subject to regulatory supervision by the US Government or state governments, and the obligations of the 100 largest foreign banks in terms of assets with branches or agencies in the United States.


Portfolio Turnover

The Fund's portfolio turnover rate is calculated by dividing the lesser of purchases or sales of portfolio securities for the year by the monthly average of the value of the portfolio securities owned during the year. Securities whose maturity or expiration date at the time of acquisition were one year or less are excluded from the calculation. The Fund's portfolio turnover rates for the years ended December 31, 1998 and 1997 were 132.18% and 104.33%, respectively.

                             Management of the Fund

Board of Directors

The Board of Directors provides broad supervision over the affairs of the Fund.

Management Information

Directors and officers of the Fund, together with information as to their principal business occupations during the past five years are shown below. Each Director who is an "interested person" of the Fund, as defined in the 1940 Act, is indicated by an asterisk. Unless otherwise indicated, their addresses are 100 Park Avenue, New York, NY 10017.

             Name,                                                                     Principal
           (Age) and                    Position(s) Held                          Occupation(s) During
            Address                        With Fund                                  Past 5 Years
            -------                        ---------                                  ------------

      William C. Morris*         Director, Chairman of the       Chairman, J. & W. Seligman & Co. Incorporated,
             (61)                Board, Chief Executive          Chairman and Chief Executive Officer, the Seligman
                                 Officer and Chairman of the     Group of investment companies; Chairman, Seligman
                                 Executive Committee             Advisors, Inc., Seligman Services, Inc., and Carbo
                                                                 Ceramics Inc., ceramic proppants for oil and gas
                                                                 industry; Director, Seligman Data Corp., Kerr-McGee
                                                                 Corporation, diversified energy company; and Sarah
                                                                 Lawrence College.  Formerly, Director, Daniel
                                                                 Industries Inc., manufacturer of oil and gas metering
                                                                 equipment.

        Brian T. Zino*           Director, President and         Director and President, J. & W. Seligman & Co.
             (46)                Member of the Executive         Incorporated; President (with the exception of
                                 Committee                       Seligman Quality Municipal Fund, Inc. and Seligman
                                                                 Select Municipal Fund, Inc.) and Director or Trustee,
                                                                 the Seligman Group of investment companies; Chairman,
                                                                 Seligman Data Corp.; Member of the Board of Governors
                                                                 of the Investment Company Institute; and Director,
                                                                 ICI Mutual Insurance Company, Seligman Advisors,
                                                                 Inc., and Seligman Services, Inc.

     Richard R. Schmaltz*        Director and Member of the      Director and Managing Director, Director of
             (58)                Executive Committee             Investments, J. & W. Seligman & Co. Incorporated;
                                                                 Director or Trustee, the Seligman Group of investment
                                                                 companies (except Seligman Cash Management Fund, Inc.);
                                                                 Director, Seligman Henderson Co., and Trustee Emeritus of
                                                                 Colby College. Formerly, Director, Investment Research at
                                                                 Neuberger & Berman from May 1993 to September 1996.

        John R. Galvin                      Director             Dean, Fletcher School of Law and Diplomacy at Tufts
             (69)                                                University; Director or Trustee, the Seligman Group
       Tufts University                                          of investment companies; Chairman Emeritus, American
        Packard Avenue,                                          Council on Germany; a Governor of the Center for
       Medford, MA 02155                                         Creative Leadership; Director; Raytheon Co.,
                                                                 electronics; National Defense University; and the
                                                                 Institute for Defense Analyses.  Formerly, Director,
                                                                 USLIFE Corporation; Ambassador, U.S. State Department
                                                                 for negotiations in Bosnia; Distinguished Policy
                                                                 Analyst at Ohio State University and Olin
                                                                 Distinguished Professor of National Security Studies
                                                                 at the United States Military Academy.  From June
                                                                 1987 to June 1992, he was the Supreme Allied
                                                                 Commander, Europe and the Commander-in-Chief, United
                                                                 States European Command.


             Name,                                                                     Principal
           (Age) and                    Position(s) Held                          Occupation(s) During
            Address                        With Fund                                  Past 5 Years
            -------                        ---------                                  ------------

       Alice S. Ilchman                     Director             Retired President, Sarah Lawrence College; Director
             (64)                                                or Trustee, the Seligman Group of investment
      18 Highland Circle,                                        companies; Trustee, the Committee for Economic
     Bronxville, NY 10708                                        Development; and Chairman, The Rockefeller
                                                                 Foundation, charitable foundation. Formerly, Trustee, The
                                                                 Markle Foundation, philanthropic organization; and Director,
                                                                 New York Telephone Company; and International Research and
                                                                 Exchange Board, intellectual exchanges.


       Frank A. McPherson                   Director             Retired Chairman and Chief Executive Officer of
              (66)                                               Kerr-McGee Corporation; Director or Trustee, the
2601 Northwest Expressway, Suite                                 Seligman Group of investment companies; Director,
              805E                                               Kimberly-Clark Corporation, consumer products; Bank
     Oklahoma City, OK 73112                                     of Oklahoma Holding Company; Baptist Medical Center;
                                                                 Oklahoma Chapter of the Nature Conservancy; Oklahoma
                                                                 Medical Research Foundation; and National Boys and
                                                                 Girls Clubs of America; and Member of the Business
                                                                 Roundtable and National Petroleum Council.  Formerly,
                                                                 Chairman, Oklahoma City Public Schools Foundation;
                                                                 and Director, Federal Reserve System's Kansas City
                                                                 Reserve Bank and the Oklahoma City Chamber of
                                                                 Commerce.

         John E. Merow                      Director             Retired Chairman and Senior Partner, Sullivan &
             (69)                                                Cromwell, law firm; Director or Trustee, the Seligman
       125 Broad Street,                                         Group of investment companies; Director, Commonwealth
      New York, NY 10004                                         Industries, Inc., manufacturers of aluminum sheet
                                                                 products; the Foreign Policy Association; Municipal Art
                                                                 Society of New York; the U.S. Council for International
                                                                 Business; and New York Presbyterian Hospital; Chairman,
                                                                 American Australian Association; and New York Presbyterian
                                                                 Healthcare Network, Inc.; Vice-Chairman, the U.S.-New
                                                                 Zealand Council; and Member of the American Law Institute
                                                                 and Council on Foreign Relations.

        Betsy S. Michel                     Director             Attorney; Director or Trustee, the Seligman Group of
             (56)                                                investment companies; Trustee, The Geraldine R. Dodge
         P.O. Box 449,                                           Foundation, charitable foundation; and Chairman of
      Gladstone, NJ 07934                                        the Board of Trustees of St. George's School
                                                                 (Newport, RI).  Formerly, Director, the National
                                                                 Association of Independent Schools (Washington, DC).

             Name,                                                                     Principal
           (Age) and                    Position(s) Held                          Occupation(s) During
            Address                        With Fund                                  Past 5 Years
            -------                        ---------                                  ------------
        James C. Pitney                     Director             Retired Partner, Pitney, Hardin, Kipp & Szuch, law
             (72)                                                firm; Director or Trustee, the Seligman Group of
 Park Avenue at Morris County,                                   investment companies.  Formerly, Director, Public
 P.O. Box 1945, Morristown, NJ 07962                             Service Enterprise Group, public utility.

       James Q. Riordan                     Director             Director or Trustee, the Seligman Group of investment
             (71)                                                companies; Director, The Houston Exploration Company;
       675 Third Avenue,                                         The Brooklyn Museum, KeySpan Energy Corporation; and
          Suite 3004                                             Public Broadcasting Service; and Trustee, the
      New York, NY 10017                                         Committee for Economic Development.  Formerly,
                                                                 Co-Chairman of the Policy Council of the Tax
                                                                 Foundation; Director, Tesoro Petroleum Companies,
                                                                 Inc. and Dow Jones & Company, Inc.; Director and
                                                                 President, Bekaert Corporation; and Co-Chairman,
                                                                 Mobil Corporation.

       Robert L. Shafer                     Director             Retired Vice President, Pfizer Inc.; Director or
             (66)                                                Trustee, the Seligman Group of investment companies.
     96 Evergreen Avenue,                                        Formerly, Director, USLIFE Corporation.
         Rye, NY 10580


       James N. Whitson                     Director             Director and Consultant, Sammons Enterprises, Inc.;
             (64)                                                Director or Trustee, the Seligman Group of investment
    6606 Forestshire Drive,                                      companies; Director, C-SPAN and CommScope, Inc.,
       Dallas, TX 75230                                          manufacturer of coaxial cables.  Formerly, Executive
                                                                 Vice President, Chief Operating Officer, Sammons
                                                                 Enterprises, Inc.; and Director, Red Man Pipe and Supply
                                                                 Company, piping and other materials.

      Marion S. Schultheis       Vice President and Portfolio    Managing Director, J. & W. Seligman & Co.
              (53)               Manager                         Incorporated since May 1998; Vice President and
                                                                 Portfolio Manager, three other open-end investment companies in the Seligman Group of investment companies. Formerly,
                                                                 Managing Director at Chancellor LGT from October 1997 until
                                                                 May 1998; and Senior Portfolio Manager at IDS Advisory Group
                                                                 Inc. from August 1987 until October 1997.

       Lawrence P. Vogel                 Vice President          Senior Vice President, Finance, J. & W. Seligman &
             (42)                                                Co. Incorporated, Seligman Advisors, Inc., and
                                                                 Seligman Data Corp.; Vice President, the Seligman
                                                                 Group of investment companies, and Seligman Services,
                                                                 Inc.; Vice President and Treasurer, Seligman
                                                                 International, Inc.; and Treasurer, Seligman
                                                                 Henderson Co.


             Name,                                                                     Principal
           (Age) and                    Position(s) Held                          Occupation(s) During
            Address                        With Fund                                  Past 5 Years
            -------                        ---------                                  ------------

        Frank J. Nasta                     Secretary             General Counsel, Senior Vice President, Law and
             (34)                                                Regulation and Corporate Secretary, J. & W. Seligman
                                                                 & Co. Incorporated; Secretary, the Seligman Group of
                                                                 investment companies, Seligman Advisors, Inc.,
                                                                 Seligman Henderson Co., Seligman Services, Inc.,
                                                                 Seligman International, Inc. and Seligman Data Corp.


         Thomas G. Rose                    Treasurer             Treasurer, the Seligman Group of investment companies
              (41)                                               and Seligman Data Corp.


The Executive Committee of the Board acts on behalf of the Board between meetings to determine the value of securities and assets owned by the Fund for which no market valuation is available, and to elect or appoint officers of the Fund to serve until the next meeting of the Board.

Directors and officers of the Fund are also directors and officers of some or all of the other investment companies in the Seligman Group.

Compensation

                                                                          Pension or             Total Compensation
                                                       Aggregate       Retirement Benefits          from Fund and
            Name and                                 Compensation      Accrued as Part of         Fund Complex Paid
       Position with Fund                            from Fund (1)       Fund Expenses           to Directors (1)(2)
       ------------------                            -------------       -------------           -------------------
William C. Morris, Director and Chairman                 N/A                 N/A                         N/A
Brian T. Zino, Director and President                    N/A                 N/A                         N/A
Richard R. Schmaltz, Director                            N/A                 N/A                         N/A
John R. Galvin, Director                              $1,030                 N/A                     $79,000
Alice S. Ilchman, Director                               969                 N/A                      73,000
Frank A. McPherson, Director                           1,030                 N/A                      79,000
John E. Merow, Director                                1,010                 N/A                      77,000
Betsy S. Michel, Director                              1,030                 N/A                      79,000
James C. Pitney, Director                                990                 N/A                      75,000
James Q. Riordan, Director                               990                 N/A                      75,000
Robert L. Shafer, Director                             1,030                 N/A                      75,000
James N. Whitson, Director                             1,030(d)              N/A                      79,000(d)

----------
(1) For the Fund's year ended December 31, 1998. Effective January 16, 1998, the per meeting fee for Directors was increased by $1,000, which is allocated among all Funds in the Fund Complex.
(2) The Seligman Group of investment companies consists of eighteen investment companies.
(d)  Deferred.


The Fund has a compensation arrangement under which outside directors may elect to defer receiving their fees. The Fund has adopted a Deferred Compensation Plan under which a director who has elected deferral of his or her fees may choose a rate of return equal to either (1) the interest rate on short-term Treasury Bills, or (2) the rate of return on the shares of any of the investment companies advised by J. & W. Seligman & Co. Incorporated, as designated by the director. The cost of such fees and earnings is included in directors' fees and expenses, and the accumulated balance thereof is included in other liabilities in the Fund's financial statements. The total amount of deferred compensation (including earnings) payable in respect of the Fund to Mr. Whitson as of December 31, 1998 was $15,469. Messrs. Merow and Pitney no longer defer current compensation; however, they have accrued deferred compensation (including earnings) in the amounts of $49,096 and $36,565, respectively, as of December 31, 1998.


The Fund may, but is not obligated to, purchase shares of the Seligman Group of investment companies to hedge its obligations in connection with the Fund's Deferred Compensation Plan.

Sales Charges

Class A shares of the Fund may be issued without a sales charge to present and retired directors, trustees, officers, employees (and their family members) of the Fund, the other investment companies in the Seligman Group, and J. & W. Seligman & Co. Incorporated and its affiliates. Family members are defined to include lineal descendants and lineal ancestors, siblings (and their spouses and children) and any company or organization controlled by any of the foregoing. Such sales may also be made to employee benefit plans and thrift plans for such persons and to any investment advisory, custodial, trust or other fiduciary account managed or advised by J. & W. Seligman & Co. Incorporated or any affiliate. The sales may be made for investment purposes only, and shares may be resold only to the Fund.

Class A shares may be sold at net asset value to these persons since such sales require less sales effort and lower sales related expenses as compared with sales to the general public.

               Control Persons and Principal Holders of Securities

Control Persons


As of March 31, 1999, there was no person or persons who controlled the Fund, either through a significant ownership of shares or any other means of control.


Principal Holders


As of March 31, 1999, 9.72% of the Fund's Class A capital stock then outstanding were registered in the name of State of Wisconsin Public Emp. Def. Comp. Plan, c/o National Defined Compensation, P.O. Box 20629, Columbus, OH 43220-0629, and 34.31% of the Fund's Class B capital stock then outstanding and 13.88% of the Fund's Class D capital stock then outstanding, were owned of record by MLPF&S for the Sole Benefit of Its Customers, Attn Fund Administrator, 4800 Deer Lake Drive East, 3rd Floor, Jacksonville, FL 32246.


Management Ownership


As of March 31, 1999, Directors and officers of the Fund as a group owned directly or indirectly 223,249 Class A shares or 1.56% of the outstanding shares of the Class A capital stock of the Fund. As of the same date, no Directors or officers owned shares of the Fund's Class B or Class D capital stock.


                     Investment Advisory and Other Services

Investment Manager

J. & W. Seligman & Co. Incorporated (Seligman) manages the Fund. Seligman is a successor firm to an investment banking business founded in 1864 which has thereafter provided investment services to individuals, families, institutions, and corporations. On December 29, 1988, a majority of the outstanding voting securities of Seligman was purchased by Mr. William C. Morris and a simultaneous recapitalization of Seligman occurred. See Appendix for further history of Seligman.

All of the officers of the Fund listed above are officers or employees of Seligman. Their affiliations with the Fund and with Seligman are provided under their principal business occupations.

As compensation for the services performed and the facilities and personnel provided by Seligman, the Fund pays to Seligman promptly after the end of each month a fee, calculated on each day during such month, equal to the Applicable Percentage of the daily net assets of the Fund at the close of business on the previous business day. The term "Applicable Percentage" means the amount (expressed as a percentage and rounded to the nearest one millionth of one percent) obtained by dividing (i) the Fee Amount by (ii) the Fee Base. The term "Fee Amount" means the sum on an annual basis of:

     .55 of 1% of the first $4 billion of Fee Base, .50 of 1% of the next $2 billion of Fee Base, .475 of 1% of the next $2 billion of Fee Base, and .45 of 1% of Fee Base in excess of $8 billion.

The term "Fee Base" as of any day means the sum of the net assets at the close of business on the previous day of each of the investment companies registered under the 1940 Act for which Seligman or any affiliated company acts as investment adviser or manager (including the Fund). For the year ended December 31, 1998, the Fund paid Seligman $1,504,151, equal to .48% of its average daily net assets. For the year ended December 31, 1997, the Fund paid Seligman $1,470,669, equal to .48% of its average daily net assets, and for the year ended December 31, 1996, the Fund paid Seligman $1,253,672, equal to .49% of its average daily net assets.

The Fund pays all of its expenses other than those assumed by Seligman, including brokerage commissions, administration, shareholder services and distribution fees, fees and expenses of independent attorneys and auditors, taxes and governmental fees, including fees and expenses of qualifying the Fund and its shares under Federal and State securities laws, cost of stock certificates and expenses of repurchase or redemption of shares, expenses of printing and distributing reports, notices and proxy materials to shareholders, expenses of printing and filing reports and other documents with governmental agencies, expenses of shareholders' meetings, expenses of corporate data processing and related services, shareholder record keeping and shareholder account services, fees and disbursements of transfer agents and custodians, expenses of disbursing dividends and distributions, fees and expenses of directors of the Fund not employed by or serving as a Director of Seligman or its affiliates, insurance premiums and extraordinary expenses such as litigation expenses.


The Management Agreement provides that Seligman will not be liable to the Fund for any error of judgment or mistake of law, or for any loss arising out of any investment, or for any act or omission in performing its duties under the Agreement, except for willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations and duties under the Agreement.


The Management Agreement was initially approved by the Board of Directors at a Meeting held on September 30, 1988 and by the shareholders at a special meeting held on December 16, 1988. Amendments to the Management Agreement, effective April 10, 1991, to increase the fee rate payable to Seligman by the Fund, were approved by the Board of Directors on January 17, 1991 and by the shareholders at a special meeting held on April 10, 1991. The Management Agreement will continue in effect until December 31 of each year if (1) such continuance is approved in the manner required by the 1940 Act (i.e., by a vote of a majority of the Board of Directors or of the outstanding voting securities of the Fund and by a vote of a majority of the Directors who are not parties to the Management Agreement or interested persons of any such party) and (2) Seligman shall not have notified the Fund at least 60 days prior to December 31 of any year that it does not desire such continuance. The Management Agreement may be terminated by the Fund, without penalty, on 60 days' written notice to Seligman and will terminate automatically in the event of its assignment. The Fund has agreed to change its name upon termination of the Management Agreement if continued use of the name would cause confusion in the context of Seligman's business.


Officers, directors and employees of Seligman are permitted to engage in personal securities transactions, subject to Seligman's Code of Ethics. The Code of Ethics proscribes certain practices with regard to personal securities transactions and personal dealings, provides a framework for the reporting and monitoring of personal securities transactions by Seligman's Compliance Officer, and sets forth a procedure of identifying, for disciplinary action, those individuals who violate the Code of Ethics. The Code of Ethics prohibits each of the officers, directors and employees (including all portfolio managers) of Seligman from purchasing or selling any security that the officer, director, or employee knows or believes
(1) was recommended by Seligman for purchase or sale by any client, including the Fund, within the preceding two weeks, (2) has been reviewed by Seligman for possible purchase or sale within the preceding two weeks, (3) is being purchased or sold by any client, (4) is being considered by a research analyst, (5) is being acquired in a private placement, unless prior approval has been obtained from Seligman's Compliance Officer, or (6) is being acquired during an initial or secondary public offering. The Code of Ethics also imposes a strict standard of confidentiality and requires portfolio managers to disclose any interest they may have in the securities or issuers that they recommend for purchase by any client.

The Code of Ethics also prohibits (1) each portfolio manager or member of an investment team from purchasing or selling any security within seven calendar days of the purchase or sale of the security by a client's account (including investment company accounts) for which the portfolio manager or investment team manages; and (2) each employee from engaging in short-term trading (a purchase and sale or vice-versa within 60 days). Any profit realized pursuant to either of these prohibitions must be disgorged.

Officers, directors, and employees are required, except under very limited circumstances, to engage in personal securities transactions through Seligman's order desk. The order desk maintains a list of securities that may not be purchased due to a possible conflict with clients. All officers, directors and employees are also required to disclose all securities beneficially owned by them on December 31 of each year.

Principal Underwriter


Seligman Advisors, Inc. (formerly, Seligman Financial Services, Inc.), an affiliate of Seligman, 100 Park Avenue, New York, New York 10017, acts as general distributor of the shares of the Fund and of the other mutual funds in the Seligman Group. Seligman Advisors is an "affiliated person" (as defined in the 1940 Act) of Seligman, which is itself an affiliated person of the Fund. Those individuals identified above under "Management Information" as directors or officers of both the Fund and Seligman Advisors are affiliated persons of both entities.


Services Provided by the Investment Manager

Under the Management Agreement, dated December 29, 1988, as amended April 10, 1991, subject to the control of the Board of Directors, Seligman manages the investment of the assets of the Fund, including making purchases and sales of portfolio securities consistent with the Fund's investment objectives and policies, and administers its business and other affairs. Seligman provides the Fund with such office space, administrative and other services and executive and other personnel as are necessary for Fund operations. Seligman pays all of the compensation of directors of the Fund who are employees or consultants of Seligman and of the officers and employees of the Fund. Seligman also provides senior management for Seligman Data Corp., the Fund's shareholder service agent.

Service Agreements

There are no other management-related service contracts under which services are provided to the Fund.

Other Investment Advice

No person or persons, other than directors, officers, or employees of Seligman, regularly advise the Fund with respect to its investments.

Dealer Reallowances

Dealers and financial advisors receive a percentage of the initial sales charge on sales of Class A shares of the Fund, as set forth below:

                                                                                   Regular Dealer
                                    Sales Charge           Sales Charge              Reallowance
                                     As a % of             as a % of Net              As a % of
Amount of Purchase               Offering Price(1)        Amount Invested          Offering Price
------------------               -----------------        ---------------          --------------
Less than $50,000                       4.75%                  4.99%                    4.25%
$50,000  -  $99,999                     4.00                   4.17                     3.50
$100,000  -  $249,999                   3.50                   3.63                     3.00
$250,000  -  $499,999                   2.50                   2.56                     2.25
$500,000  -  $999,999                   2.00                   2.04                     1.75
$1,000,000 and over(2)                   0                       0                        0

(1) "Offering Price" is the amount that you actually pay for Fund shares; it includes the initial sales charge.
(2) You will not pay a sales charge on purchases of $1 million or more, but you will be subject to a 1% CDSC if you sell your shares within 18 months.


Seligman Services, Inc., an affiliate of Seligman, is a limited purpose broker/dealer. Seligman Services is eligible to receive commissions from certain sales of Fund shares. For years ended December 31, 1998, 1997 and 1996, Seligman Services received commissions in the amounts of $4,797, $7,630 and $15,257, respectively.


Rule 12b-1 Plan

The Fund has adopted an Administration, Shareholder Services and Distribution Plan (12b-1 Plan) in accordance with Section 12(b) of the 1940 Act and Rule 12b-1 thereunder.

Under the 12b-1 Plan, the Fund may pay to Seligman Advisors an administration, shareholder services and distribution fee in respect of the Fund's Class A, Class B, and Class D shares. Payments under the 12b-1 Plan may include, but are not limited to: (1) compensation to securities dealers and other organizations (Service Organizations) for providing distribution assistance with respect to assets invested in the Fund; (2) compensation to Service Organizations for providing administration, accounting and other shareholder services with respect to Fund shareholders; and (3) otherwise promoting the sale of shares of the Fund, including paying for the preparation of advertising and sales literature and the printing and distribution of such promotional materials and prospectuses to prospective investors and defraying Seligman Advisors' costs incurred in connection with its marketing efforts with respect to shares of the Fund. Seligman, in its sole discretion, may also make similar payments to Seligman Advisors from its own resources, which may include the management fee that Seligman receives from the Fund. Payments made by the Fund under the 12b-1 Plan are intended to be used to encourage sales of the Fund, as well as to discourage redemptions.


Fees paid by the Fund under the 12b-1 Plan with respect to any class of shares may not be used to pay expenses incurred solely in respect of any other class or any other Seligman fund. Expenses attributable to more than one class of the Fund are allocated between the classes in accordance with a methodology approved by the Fund's Board of Directors. Expenses of distribution activities that benefit both the Fund and other Seligman funds will be allocated among the applicable funds based on relative gross sales during the quarter in which such expenses are incurred, in accordance with a methodology approved by the Board.

Class A


Under the 12b-1 Plan, the Fund, with respect to Class A shares, pays quarterly to Seligman Advisors a service fee at an annual rate of up to .25% of the average daily net asset value of the Class A shares. These fees are used by Seligman Advisors exclusively to make payments to Service Organizations which have entered into agreements with Seligman Advisors. Such Service Organizations receive from Seligman Advisors a continuing fee of up to .25% on an annual basis, payable quarterly, of the average daily net assets of Class A shares attributable to the particular Service Organization for providing personal service and/or maintenance of shareholder accounts. The fee payable to Service Organizations from time to time shall, within such limits, be determined by the Directors of the Fund. The Fund is not obligated to pay Seligman Advisors for any such costs it incurs in excess of the fee described above. No expense incurred in one year by Seligman Advisors with respect to Class A shares of the Fund may be paid from Class A 12b-1 fees received from the Fund in any other year. If the Fund's 12b-1 Plan is terminated in respect of Class A shares, no amounts (other than amounts accrued but not yet paid) would be owed by the Fund to Seligman Advisors with respect to Class A shares. The total amount paid by the Fund to Seligman Advisors in respect of Class A shares for the year ended December 31, 1998 was $680,364, equivalent to .24% per annum of the average daily net assets of Class A shares.


Class B


Under the 12b-1 Plan, the Fund, with respect to Class B shares, pays monthly a 12b-1 fee at an annual rate of up to 1% of the average daily net asset value of the Class B shares. The fee is comprised of (1) a distribution fee equal to .75% per annum, which is paid directly to a third party, FEP Capital, L.P., to compensate it for having funded, at the time of sale of Fund shares (i) a 4% commission payment to Service Organizations in connection with the sale of the Class B shares and (ii) a payment of up to .25% of sales to Seligman Advisors to help defray its costs of distributing Class B shares; and (2) a service fee of up to .25% per annum which is paid to Seligman Advisors. The service fee is used by Seligman Advisors exclusively to make payments to Service Organizations which have entered into agreements with Seligman Advisors. Such Service Organizations receive from Seligman Advisors a continuing service fee of up to .25% on an annual basis, payable quarterly, of the average daily net assets of Class B shares attributable to the particular Service Organization for providing personal service and/or maintenance of shareholder accounts. The amounts expended by Seligman Advisors or FEP Capital, L.P. in any one year upon the initial purchase of Class B shares of the Fund may exceed the 12b-1 fees paid by the Fund in that year. The Fund's 12b-1 Plan permits expenses incurred in respect of Class B shares in one year to be paid from Class B 12b-1 fees received from the Fund in any other year; however, in any fiscal year the Fund is not obligated to pay any 12b-1 fees in excess of the fees described above. Seligman Advisors and FEP Capital, L.P. are not reimbursed for expenses which exceed such fees. If the Fund's 12b-1 Plan is terminated in respect of Class B shares, no amounts (other than amounts accrued but not yet paid) would be owed by that Fund to Seligman Advisors or FEP Capital, L.P. with respect to Class B shares. The total amount paid by the Fund in respect of Class B shares for the year ended December 31, 1998 was $104,635, equivalent to 1% per annum of the average daily net assets of Class B shares.


Class D


Under the 12b-1 Plan, the Fund, with respect to Class D shares, pays monthly to Seligman Advisors a 12b-1 fee at an annual rate of up to 1% of the average daily net asset value of the Class D shares. The Fee is used by Seligman Advisors as follows: During the first year following the sale of Class D shares, a distribution fee of .75% of the average daily net assets attributable to such Class D shares is used, along with any CDSC proceeds, to (1) reimburse Seligman Advisors for its payment at the time of sale of Class D shares of a .75% sales commission to Service Organizations, and (2) pay for other distribution expenses, including paying for the preparation of advertising and sales literature and the printing and distribution of such promotional materials and prospectuses to prospective investors and other marketing costs of Seligman Advisors. In addition, during the first year following the sale of Class D shares, a service fee of up to .25% of the average daily net assets attributable to such Class D shares is used to reimburse Seligman Advisors for its prepayment to Service Organizations at the time of sale of Class D shares of a service fee of up to .25% of the net asset value of the Class D shares sold (for shareholder services to be provided to Class D shareholders over the course of the one year immediately following the sale). The payment to Seligman Advisors is limited to amounts Seligman Advisors actually paid to Service Organizations at the time of sale as service fees. After the initial one-year period following a sale of Class D shares, the entire 12b-1 fee attributable to such Class D shares is paid to Service Organizations for providing continuing shareholder services and distribution assistance in respect of assets invested in the Fund. The total amount paid by the Fund in respect of Class D shares for the year ended December 31, 1998 was $245,673, equivalent to 1% per annum of the average daily net assets of Class D shares.


The amounts expended by Seligman Advisors in any one year with respect to Class D shares of the Fund may exceed the 12b-1 fees paid by the Fund in that year. The Fund's 12b-1 Plan permits expenses incurred by Seligman Advisors in respect of Class D shares in one year to be paid from Class D 12b-1 fees in any other year; however, in any year the Fund is not obligated to pay any 12b-1 fees in excess of the fees described above.

As of December 31, 1998, Seligman Advisors has incurred $52,081 of unreimbursed expenses in respect of the Fund's Class D shares. This amount is equal to .19% of the net assets of Class D shares at December 31, 1998.


If the Fund's 12b-1 Plan is terminated in respect of Class D shares of the Fund, no amounts (other than amounts accrued but not yet paid) would be owed by the Fund to Seligman Advisors with respect to Class D shares.

Payments made by the Fund under the 12b-1 Plan for its year ended December 31, 1998, were spent on the following activities in the following amounts:


                                        Class A       Class B      Class D
                                        -------       -------      -------

Compensation to underwriters              --             --       $37,051

Compensation to broker/dealers          $680,364       $26,175    $208,622

Other*                                    --           $78,460       --

* Payment is made to FEP Capital, L.P. to compensate it for having funded at the time of sale, payments to broker/dealers and underwriters.


The 12b-1 Plan was approved on July 16, 1992 by the Directors, including a majority of the Directors who are not "interested persons" (as defined in the 1940 Act) of the Fund and who have no direct or indirect financial interest in the operation of the 12b-1 Plan or in any agreement related to the 12b-1 Plan (the "Qualified Directors") and was approved by shareholders of the Fund at a Special Meeting of the Shareholders held on November 23, 1992. The 12b-1 Plan became effective in respect of the Class A shares on January 1, 1993. The 12b-1 Plan was approved in respect of the Class B shares on March 21, 1996 by the Board of Directors of the Fund, including a majority of the Qualified Directors, and became effective in respect of the Class B shares on April 22, 1996. The 12b-1 Plan was approved in respect of the Class D shares on March 18, 1993 by the Directors, including a majority of the Qualified Directors, and became effective in respect of the Class D shares on May 1, 1993. The 12b-1 Plan will continue in effect until December 31 of each year so long as such continuance is approved annually by a majority vote of both the Directors of the Fund and the Qualified Directors, cast in person at a meeting called for the purpose of voting on such approval. The 12b-1 Plan may not be amended to increase materially the amounts payable to Service Organizations with respect to a class without the approval of a majority of the outstanding voting securities of the class. If the amount payable in respect of Class A shares under the 12b-1 Plan is proposed to be increased materially, the Fund will either (1) permit holders of Class B shares to vote as a separate class on the proposed increase or (2) establish a new class of shares subject to the same payment under the 12b-1 Plan as existing Class A shares, in which case the Class B shares will thereafter convert into the new class instead of into Class A shares. No material amendment to the 12b-1 Plan may be made except by vote of a majority of both the Directors and the Qualified Directors.

The 12b-1 Plan requires that the Treasurer of the Fund shall provide to the Directors, and the Directors shall review, at least quarterly, a written report of the amounts expended (and purposes therefor) under the 12b-1 Plan. Rule 12b-1 also requires that the selection and nomination of Directors who are not "interested persons" of the Fund be made by such disinterested Directors. The 12b-1 Plan is reviewed by the Directors annually.

Seligman Services acts as a broker/dealer of record for shareholder accounts that do not have a designated financial advisor and receives compensation from the Fund pursuant to the 12b-1 Plan for providing personal services and account maintenance to such accounts and other distribution services. For the years ended December 31, 1998, 1997 and 1996, Seligman Services received distribution and service fees from the Fund pursuant to its 12b-1 Plan of $84,642, $90,061 and $75,816, respectively.

                    Brokerage Allocation and Other Practices

Brokerage Transactions

Seligman will seek the most favorable price and execution in the purchase and sale of portfolio securities of the Fund. When two or more of the investment companies in the Seligman Group or other investment advisory clients of Seligman desire to buy or sell the same security at the same time, the securities purchased or sold are allocated by Seligman in a manner believed to be equitable to each. There may be possible advantages or disadvantages of such transactions with respect to price or the size of positions readily obtainable or saleable.

In over-the-counter markets, the Fund deals with responsible primary market makers unless a more favorable execution or price is believed to be obtainable. The Fund may buy securities from or sell securities to dealers acting as principal, except dealers with which its directors and/or officers are affiliated.


For the years ended December 31, 1998, 1997 and 1996, the Fund paid total brokerage commissions to others for execution, research and statistical services in the amounts of $1,181,343, $583,515 and $333,393, respectively. The amount of brokerage commissions paid by the Fund has increased materially from 1996 due to the Fund's increase in portfolio turnover and the Fund's increase in portfolio transactions on public exchanges as opposed to over-the-counter markets.


Commissions

For the years ended December 31, 1998, 1997 and 1996, the Fund did not execute any portfolio transactions with, and therefore did not pay any commissions to, any broker affiliated with either the Fund, Seligman, or Seligman Advisors.

Brokerage Selection

Consistent with seeking the most favorable price and execution when buying or selling portfolio securities, Seligman may give consideration to the research, statistical, and other services furnished by brokers or dealers to Seligman for its use, as well as the general attitude toward and support of investment companies demonstrated by such brokers or dealers. Such services include supplemental investment research, analysis, and reports concerning issuers, industries, and securities deemed by Seligman to be beneficial to the Fund. In addition, Seligman is authorized to place orders with brokers who provide supplemental investment and market research and security and economic analysis although the use of such brokers may result in a higher brokerage charge to the Fund than the use of brokers selected solely on the basis of seeking the most favorable price and execution and although such research and analysis may be useful to Seligman in connection with its services to clients other than the Fund.

Directed Brokerage

During the year ended December 31, 1998, neither the Fund nor Seligman directed any of the Fund's brokerage transactions to a broker because of research services provided.

Regular Broker-Dealers

During the year ended December 31, 1998, the Fund did not acquire securities of its regular brokers or dealers (as defined in Rule 10b-1 under the 1940 Act) or of their parents.

                       Capital Stock and Other Securities

Capital Stock


The Fund is authorized to issue 500,000,000 shares of capital stock, each with a par value of $1.00, divided into three classes, designated Class A common stock, Class B common stock and Class D common stock. Each share of the Fund's Class A, Class B and Class D common stock is equal as to earnings, assets, and voting privileges, except that each class bears its own separate distribution and, potentially, certain other class expenses and has exclusive voting rights with respect to any matter to which a separate vote of any class is required by the 1940 Act or Maryland law. The Fund has adopted a multiclass plan pursuant to Rule 18f-3 under the 1940 Act permitting the issuance and sale of multiple classes of common stock. In accordance with the Articles of Incorporation, the Board of Directors may authorize the creation of additional classes of common stock with such characteristics as are permitted by the multiclass plan and Rule 18f-3. The 1940 Act requires that where more than one class exists, each class must be preferred over all other classes in respect of assets specifically allocated to such class. All shares have noncumulative voting rights for the election of directors. Each outstanding share is fully paid and non-assessable, and each is freely transferable. There are no liquidation, conversion, or preemptive rights.


Other Securities

The Fund has no authorized securities other than common stock.

                   Purchase, Redemption, and Pricing of Shares

Purchase of Shares

Class A

Class A shares may be purchased at a price equal to the next determined net asset value per share, plus an initial sales charge.

Purchases of Class A shares by a "single person" (as defined below) may be eligible for the following reductions in initial sales charges:

Volume Discounts are provided if the total amount being invested in Class A shares of the Fund alone, or in any combination of shares of the other mutual funds in the Seligman Group which are sold with an initial sales charge, reaches levels indicated in the sales charge schedule set forth in the Prospectus.

The Right of Accumulation allows an investor to combine the amount being invested in Class A shares of the Fund and shares of the other Seligman mutual funds sold with an initial sales charge with the total net asset value of shares of those mutual funds already owned that were sold with an initial sales charge and the total net asset value of shares of Seligman Cash Management Fund which were acquired through an exchange of shares of another Seligman mutual fund on which there was an initial sales charge at the time of purchase to determine reduced sales charges in accordance with the schedule in the prospectus.

The value of the shares owned, including the value of shares of Seligman Cash Management Fund acquired in an exchange of shares of another Seligman mutual fund on which there was an initial sales charge at the time of purchase will be taken into account in orders placed through a dealer, however, only if Seligman Advisors is notified by an investor or a dealer of the amount owned by the investor at the time the purchase is made and is furnished sufficient information to permit confirmation.

A Letter of Intent allows an investor to purchase Class A shares over a 13-month period at reduced initial sales charges in accordance with the schedule in the Prospectus, based on the total amount of Class A shares of the Fund that the letter states the investor intends to purchase plus the total net asset value of shares that were sold with an initial sales charge of the other Seligman mutual funds already owned and the total net asset value of shares of Seligman Cash Management Fund which were acquired through an exchange of shares of another Seligman mutual fund on which there was an initial sales charge at the time of purchase. Reduced sales charges also may apply to purchases made within a 13-month period starting up to 90 days before the date of execution of a letter of intent.



Persons Entitled To Reductions. Reductions in initial sales charges apply to purchases of Class A shares by a "single person," including an individual; members of a family unit comprising husband, wife and minor children; or a trustee or other fiduciary purchasing for a single fiduciary account. Employee benefit plans qualified under Section 401 of the Internal Revenue Code of 1986, as amended, organizations tax exempt under Section 501(c)(3) or (13) of the Internal Revenue Code, and non-qualified employee benefit plans that satisfy uniform criteria are considered "single persons" for this purpose. The uniform criteria are as follows:

     1. Employees must authorize the employer, if requested by the Fund, to receive in bulk and to distribute to each participant on a timely basis the Fund prospectus, reports, and other shareholder communications.

     2. Employees participating in a plan will be expected to make regular periodic investments (at least annually). A participant who fails to make such investments may be dropped from the plan by the employer or the Fund 12 months and 30 days after the last regular investment in his account. In such event, the dropped participant would lose the discount on share purchases to which the plan might then be entitled.

     3. The employer must solicit its employees for participation in such an employee benefit plan or authorize and assist an investment dealer in making enrollment solicitations.


Eligible Employee Benefit Plans. The table of sales charges in the Prospectus applies to sales to "eligible employee benefit plans," except that the Fund may sell shares at net asset value to "eligible employee benefit plans" which have at least (1) $500,000 invested in the Seligman Group of mutual funds or (2) 50 eligible employees to whom such plan is made available. Such sales must be made in connection with a payroll deduction system of plan funding or other systems acceptable to Seligman Data Corp., the Fund's shareholder service agent. "Eligible employee benefit plan" means any plan or arrangement, whether or not tax qualified, which provides for the purchase of Fund shares. Sales of shares to such plans must be made in connection with a payroll deduction system of plan funding or other system acceptable to Seligman Data Corp. Section 403(b) plans sponsored by public educational institutions are not eligible for net asset value purchases based on the aggregate investment made by the plan or number of eligible employees.

Such sales are believed to require limited sales effort and sales-related expenses and therefore are made at net asset value. Contributions or account information for plan participation also should be transmitted to Seligman Data Corp. by methods which it accepts. Additional information about "eligible employee benefit plans" is available from financial advisors or Seligman Advisors.

Further Types of Reductions. Class A shares may also be issued without an initial sales charge in the following instances:

(1) to any registered unit investment trust which is the issuer of periodic payment plan certificates, the net proceeds of which are invested in Fund shares;

(2) to separate accounts established and maintained by an insurance company which are exempt from registration under Section 3(c)(11) of the 1940 Act;

(3) to registered representatives and employees (and their spouses and minor children) of any dealer that has a sales agreement with Seligman Advisors;

(4)  to financial institution trust departments;

(5) to registered investment advisers exercising discretionary investment authority with respect to the purchase of Fund shares;

(6) to accounts of financial institutions or broker/dealers that charge account management fees, provided Seligman or one of its affiliates has entered into an agreement with respect to such accounts;

(7) pursuant to sponsored arrangements with organizations which make recommendations to, or permit group solicitations of, its employees, members or participants in connection with the purchase of shares of the Fund;

(8) to other investment companies in the Seligman Group in connection with a deferred fee arrangement for outside directors;


(9)  to certain "eligible employee benefit plans" as discussed above;

(10) and in connection with sales pursuant to a 401(k) alliance program which has an agreement with Seligman Advisors.

CDSC Applicable to Class A Shares. Class A shares purchased without an initial sales charge due to a purchase of $1,000,000 or more either alone or through a Volume Discount, Right of Accumulation, or Letter of Intent are subject to a CDSC of 1% on redemptions of such shares within eighteen months of purchase. Employee benefit plans eligible for net asset value sales may be subject to a CDSC of 1% for terminations at the plan level only, on redemptions of shares purchased within eighteen months prior to plan termination. The 1% CDSC will be waived on shares that were purchased through Morgan Stanley Dean Witter & Co. by certain Chilean institutional investors (i.e., pension plans, insurance companies, and mutual funds). Upon redemption of such shares within an eighteen-month period, Morgan Stanley Dean Witter will reimburse Seligman Advisors a pro rata portion of the fee it received from Seligman Advisors at the time of sale of such shares.

See "CDSC Waivers" below for other waivers which may be applicable to Class A shares.


Class B

Class B shares may be purchased at a price equal to the next determined net asset value, without an initial sales charge. However, Class B shares are subject to a CDSC if the shares are redeemed within six years of purchase at rates set forth in the table below, charged as a percentage of the current net asset value or the original purchase price, whichever is less.

Years Since Purchase                                         CDSC
--------------------                                         ----

Less than 1 year ..........................................   5%
1 year or more but less than 2 years ......................   4%
2 years or more but less than 3 years .....................   3%
3 years or more but less than 4 years .....................   3%
4 years or more but less than 5 years .....................   2%
5 years or more but less than 6 years .....................   1%
6 years or more ...........................................   0%


Approximately eight years after purchase, Class B shares will convert automatically into Class A shares. Shares purchased through reinvestment of dividends and distributions on Class B shares also will convert automatically to Class A shares along with the underlying shares on which they were earned.

Conversion occurs at the end of the month which precedes the eighth anniversary of the purchase date. If Class B shares of the Fund are exchanged for Class B shares of another Seligman Mutual Fund, the conversion period applicable to the Class B shares acquired in the exchange will apply, and the holding period of the shares exchanged will be tacked onto the holding period of the shares acquired. Class B shareholders of the Fund exercising the exchange privilege will continue to be subject to the Fund's CDSC schedule if such schedule is higher or longer than the CDSC schedule relating to the new Class B shares. In addition, Class B shares of the Fund acquired by exchange will be subject to the Fund's CDSC schedule if such schedule is higher or longer than the CDSC schedule relating to the Class B shares of the Seligman mutual fund from which the exchange has been made.


Class D


Class D shares may be purchased at a price equal to the next determined net asset value, without an initial sales charge. However, Class D shares are subject to a CDSC of 1% if the shares are redeemed within one year of purchase, charged as a percentage of the current net asset value or the original purchase price, whichever is less. Unlike Class B shares, Class D shares do not automatically convert to Class A shares after eight years.

Systematic Withdrawals. Class B and Class D shareholders who reinvest both their dividends and capital gain distributions to purchase additional shares of the Fund may use the Systematic Withdrawal Plan to withdraw up to 12% and 10%, respectively, of the value of their accounts per year without the imposition of a CDSC. Account value is determined as of the date the systematic withdrawals begin.


CDSC Waivers. The CDSC on Class B and Class D shares (and certain Class A shares, as discussed above) will be waived or reduced in the following instances:

(1) on redemptions following the death or disability (as defined in Section 72(m)(7) of the Internal Revenue Code) of a shareholder or beneficial owner;

(2)  in connection with (1) distributions from retirement plans qualified under
     Section 401(a) of the Internal Revenue Code when such redemptions are necessary to make distributions to plan participants (such payments include, but are not limited to, death, disability, retirement, or separation of service), (2) distributions from a custodial account under
     Section 403(b)(7) of the Internal Revenue Code or an IRA due to death, disability, minimum distribution requirements after attainment of age 70 1/2 or, for accounts established prior to January 1, 1998, attainment of age 59 1/2, and (3) a tax-free return of an excess contribution to an IRA;

(3) in whole or in part, in connection with shares sold to current and retired Directors of the Fund;

(4) in whole or in part, in connection with shares sold to any state, county, or city or any instrumentality, department, authority, or agency thereof, which is prohibited by applicable investment laws from paying a sales load or commission in connection with the purchase of any registered investment management company;

(5)  in whole or in part, in connection with systematic withdrawals;

(6) in connection with participation in the Merrill Lynch Small Market 401(k) Program.

If, with respect to a redemption of any Class A, Class B, or Class D shares sold by a dealer, the CDSC is waived because the redemption qualifies for a waiver as set forth above, the dealer shall remit to Seligman Advisors promptly upon notice, an amount equal to the payment or a portion of the payment made by Seligman Advisors at the time of sale of such shares.

Payment in Securities. In addition to cash, the Fund may accept securities in payment for Fund shares sold at the applicable public offering price (net asset value and, if applicable, any sales charge), although the Fund does not presently intend to accept securities in payment for Fund shares. Generally, the Fund will only consider accepting securities (l) to increase its holdings in a portfolio security, or (2) if Seligman determines that the offered securities are a suitable investment for the Fund and in a sufficient amount for efficient management. Although no minimum has been established, it is expected that the Fund would not accept securities with a value of less than $100,000 per issue in payment for shares. The Fund may reject in whole or in part offers to pay for Fund shares with securities, may require partial payment in cash for applicable sales charges, and may discontinue accepting securities as payment for Fund shares at any time without notice. The Fund will not accept restricted securities in payment for shares. The Fund will value accepted securities in the manner provided for valuing portfolio securities of the Fund.

Fund Reorganizations

Class A shares may be issued without an initial sales charge in connection with the acquisition of cash and securities owned by other investment companies. Any CDSC will be waived in connection with the redemption of shares of the Fund if the Fund is combined with another Seligman mutual fund, or in connection with a similar reorganization transaction.

Offering Price


When you buy or sell Fund shares, you do so at the Class's net asset value (NAV) next calculated after Seligman Advisors accepts your request. Any applicable sales charge will be added to the purchase price for Class A shares.


NAV per share of each class of the Fund is determined as of the close of regular trading on the New York Stock Exchange (normally, 4:00 p.m. Eastern time), on each day that the NYSE is open for business. The NYSE is currently closed on New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. The Fund will also determine NAV for each class on each day in which there is a sufficient degree of trading in the Fund's portfolio securities that the NAV of Fund shares might be materially affected. NAV per share for a class is computed by dividing such class's share of the value of the net assets of the Fund (i.e., the value of its assets less liabilities) by the total number of outstanding shares of such class. All expenses of the Fund, including the management fee, are accrued daily and taken into account for the purpose of determining NAV. The NAV of Class B and Class D shares will generally be lower than the NAV of Class A shares as a result of the higher 12b-1 fees with respect to such shares.

Portfolio securities are valued at the last sale price on the securities exchange or securities market on which such securities primarily are traded. Securities not listed on an exchange or securities market, or securities in which there were no transactions, are valued at the average of the most recent bid and asked price, except in the case of open short positions where the asked price is available. Securities traded on a foreign exchange or over-the-counter market are valued at the last sales price on the primary exchange or market on which they are traded. United Kingdom securities and securities for which there are no recent sales transactions are valued based on quotations provided by primary market makers in such securities. Any securities or other assets for which recent market quotations are not readily available are valued at fair value as determined in accordance with procedures approved by the Board of Directors. Short-term obligations with less than 60 days remaining to maturity are generally valued at amortized cost. Short-term obligations with more than 60 days remaining to maturity will be valued at current market value until the sixtieth day prior to maturity, and will then be valued on an amortized cost basis based on the value on such date unless the Board determines that this amortized cost value does not represent fair market value. Expenses and fees, including the investment management fee, are accrued daily and taken into account for the purpose of determining the net asset value of Fund shares.

Generally, trading in foreign securities, as well as US Government securities, money market instruments and repurchase agreements, is substantially completed each day at various times prior to the close of the NYSE. The values of such securities used in computing the net asset value of the shares of the Fund are determined as of such times. Foreign currency exchange rates are also generally determined prior to the close of the NYSE.

For purposes of determining the net asset value per share of the Fund, all assets and liabilities initially expressed in foreign currencies will be converted into US dollars at the mean between the bid and offer prices of such currencies against US dollars quoted by a major bank that is a regular participant in the foreign exchange market or on the basis of a pricing service that takes into account the quotes provided by a number of such major banks.


Specimen Price Make-Up

Under the current distribution arrangements between the Fund and Seligman Advisors, Class A shares are sold with a maximum initial sales charge of 4.75% and Class B and Class D shares are sold at NAV(1). Using each Class's NAV at December 31, 1998, the maximum offering price of the Fund's shares is as follows:

Class A
Net asset value per share ............................................  $20.06

     Maximum sales charge (4.75% of offering price) ..................    1.00
                                                                        ------

     Offering price to public.........................................  $21.06
                                                                        ======

Class B
     Net asset value and offering price per share(1) .................  $18.44
                                                                        ======

Class D
     Net asset value and offering price per share(1) .................  $18.45
                                                                        ======

----------
(1) Class B shares are subject to a CDSC declining from 5% in the first year after purchase to 0% after six years. Class D shares are subject to a CDSC of 1% on redemptions within one year of purchase.


Redemption in Kind

The procedures for selling Fund shares under ordinary circumstances are set forth in the Prospectus. In unusual circumstances, payment may be postponed, or the right of redemption postponed for more than seven days, if the orderly liquidation of portfolio securities is prevented by the closing of, or restricted trading on, the NYSE during periods of emergency, or such other periods as ordered by the Securities and Exchange Commission. Under these circumstances, redemption proceeds may be made in securities. If payment is made in securities, a shareholder may incur brokerage expenses in converting these securities to cash.

                              Taxation of the Fund

The Fund is qualified and intends to continue to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. For each year so qualified, the Fund will not be subject to federal income taxes on its net investment income and capital gains, if any, realized during any taxable year, which it distributes to its shareholders, provided that at least 90% of its net investment income and net short-term capital gains are distributed to shareholders each year.

Dividends from net investment income and distributions from net short-term capital gains are taxable as ordinary income to shareholders, whether received in cash or reinvested in additional shares. To the extent designated as derived from the Fund's dividend income that would be eligible for the dividends received deduction if the Fund were not a regulated investment company, they are eligible, subject to certain restrictions, for the 70% dividends received deduction for corporations.

Distributions of net capital gains (i.e., the excess of net long-term capital gains over any net short-term losses) are taxable as long-term capital gain, whether received in cash or invested in additional shares, regardless of how long the shares have been held by a shareholder. Such distributions are not eligible for the dividends received deduction allowed to corporate shareholders. Shareholders receiving distributions in the form of additional shares issued by the Fund will be treated for federal income tax purposes as having received a distribution in an amount equal to the fair market value on the date of distribution of the shares received. Individual shareholders generally will be subject to federal tax on distributions of net capital gains at a maximum rate of 20% if designated as derived from the Fund's capital gains from property held for more than one year.

Any gain or loss realized upon a sale or redemption of shares in the Fund by a shareholder who is not a dealer in securities will generally be treated as a long-term capital gain or loss if the shares have been held for more than one year and otherwise as a short-term capital gain or loss. Individual shareholders will be subject to federal income tax on net capital gains at a maximum rate of 20% in respect of shares held for more than one year. Net capital gain of a corporate shareholder is taxed at the same rate as ordinary income. However, if shares on which a long-term capital gain distribution has been received are subsequently sold or redeemed and such shares have been held for six months or less, any loss realized will be treated as long-term capital loss to the extent that it offsets the long-term capital gain distribution. In addition, no loss will be allowed on the sale or other disposition of shares of the Fund if, within a period beginning 30 days before the date of such sale or disposition and ending 30 days after such date, the holder acquires (including shares acquired through dividend reinvestment) securities that are substantially identical to the shares of the Fund.

In determining gain or loss on shares of the Fund that are sold or exchanged within 90 days after acquisition, a shareholder generally will not be permitted to include in the tax basis attributable to such shares the sales charge incurred in acquiring such shares to the extent of any subsequent reduction of the sales charge by reason of the Exchange or Reinstatement Privilege offered by the Fund. Any sales charge not taken into account in determining the tax basis of shares sold or exchanged within 90 days after acquisition will be added to the shareholder's tax basis in the shares acquired pursuant to the Exchange or Reinstatement Privilege.


The Fund will generally be subject to an excise tax of 4% on the amount of any income or capital gains, above certain permitted levels, distributed to shareholders on the basis such that such income or gain is not taxable to shareholders in the calendar year in which it was earned by the Fund. Furthermore, dividends declared in October, November or December, payable to shareholders of record on a specified date in such a month and paid in the following January will be treated as having been paid by the Fund and received by each shareholder in December. Under this rule, therefore, shareholders may be taxed in one year on dividends or distributions actually received in January of the following year.


Shareholders are urged to consult their tax advisors concerning the effect of federal income taxes in their individual circumstances.

Unless a shareholder includes a certified taxpayer identification number (social security number for individuals) on the account application and certifies that the shareholder is not subject to backup withholding, the fund is required to withhold and remit to the US Treasury a portion of distributions and other reportable payments to the shareholder. The rate of backup withholding is 31%. Shareholders should be aware that, under regulations promulgated by the Internal Revenue Service, the Fund may be fined $50 annually for each account for which a certified taxpayer identification number is not provided. In the event that such a fine is imposed, the Fund may charge a service fee of up to $50 that may be deducted from the shareholder's account and offset against any undistributed dividends and capital gain distributions. The Fund also reserves the right to close any account which does not have a certified taxpayer identification number.

                                  Underwriters

Distribution of Securities


The Fund and Seligman Advisors are parties to a Distributing Agreement dated January 1, 1993 under which Seligman Advisors acts as the exclusive agent for distribution of shares of the Fund. Seligman Advisors accepts orders for the purchase of Fund shares, which are offered continuously. As general distributor of the Fund's capital stock, Seligman Advisors allows reallowances to all dealers on sales of Class A shares, as set forth above under "Dealer Reallowances." Seligman Advisors retains the balance of sales charges and any CDSCs paid by investors.

Total initial sales charges paid by shareholders of Class A shares of the Fund for the years ended December 31, 1998, 1997 and 1996, amounted to $149,991, $194,349 and $327,624, respectively, of which $17,323, $22,246 and $37,555, respectively, was retained by Seligman Advisors.


Compensation


Seligman Advisors, which is an affiliated person of Seligman, which is an affiliated person of the Fund, received the following commissions and other compensation from the Fund during its year ended December 31, 1998:

      Net Underwriting              Compensation on
        Discounts and               Redemptions and
         Commissions                  Repurchases
       (Class A Sales             (CDSC on Class A and                Brokerage                  Other
      Charge Retained)             Class D Retained)                 Commissions              Compensation (1)
      ----------------             ----------------                  -----------              ----------------
           $17,323                       $4,474                          $0                        $5,772

(1) Seligman Advisors has sold its rights to collect the distribution fees paid by the Fund in respect of Class B shares and any CDSC imposed on redemptions of Class B shares to FEP Capital, L.P., in connection with an arrangement with FEP Capital, L.P. as discussed above under "12b-1 Plan." In connection with this arrangement, Seligman Advisors receives payments from FEP Capital, L.P. based on the value of Class B shares sold. Such payments received for the year ended December 31, 1998 are reflected in the table.


Other Payments

Seligman Advisors shall pay broker/dealers, from its own resources, a fee on purchases of Class A shares of $1,000,000 or more (NAV sales), calculated as follows: 1.00% of NAV sales up to but not including $2 million; .80% of NAV sales from $2 million up to but not including $3 million; .50% of NAV sales from $3 million up to but not including $5 million; and .25% of NAV sales from $5 million and above. The calculation of the fee will be based on assets held by a "single person," including an individual, members of a family unit comprising husband, wife and minor children purchasing securities for their own account, or a trustee or other fiduciary purchasing for a single fiduciary account or single trust. Purchases made by a trustee or other fiduciary for a fiduciary account may not be aggregated purchases made on behalf of any other fiduciary or individual account.

Seligman Advisors shall also pay broker/dealers, from its own resources, a fee on assets of certain investments in Class A shares of the Seligman mutual funds participating in an "eligible employee benefit plan" that are attributable to the particular broker/dealer. The shares eligible for the fee are those on which an initial sales charge was not paid because either the participating eligible employee benefit plan has at least (1) $500,000 invested in the Seligman mutual funds or (2) 50 eligible employees to whom such plan is made available. Class A shares representing only an initial purchase of Seligman Cash Management Fund are not eligible for the fee. Such shares will become eligible for the fee once they are exchanged for shares of another Seligman mutual fund. The payment is based on cumulative sales for each Plan during a single calendar year, or portion thereof. The payment schedule, for each calendar year, is as follows:
1.00% of sales up to but not including $2 million; .80% of sales from $2 million up to but not including $3 million; .50% of sales from $3 million up to but not including $5 million; and .25% of sales from $5 million and above.

Seligman Advisors may from time to time assist dealers by, among other things, providing sales literature to, and holding informational programs for the benefit of, dealers' registered representatives. Seligman Advisors may from time to time pay a bonus or other incentive to dealers that sell shares of the Seligman mutual funds. Such bonus or other incentive may take the form of payment for travel expenses, including lodging, incurred in connection with trips taken by qualifying registered representatives and members of their families to places within or outside the United States. The cost to Seligman Advisors of such promotional activities and payments shall be consistent with the rules of the National Association of Securities Dealers, Inc., as then in effect.

                         Calculation of Performance Data


The average annual total returns for the Fund's Class A shares for the one-, five-, and ten-year periods through December 31, 1998, were 13.48%, 15.62% and 17.51%, respectively. These returns were computed by subtracting the maximum sales charge of 4.75% of public offering price and assuming that all of the dividends and capital gain distributions paid by the Fund over the relevant time period were reinvested. It was then assumed that at the end of each period, the entire amount was redeemed. The average annual total return was then calculated by calculating the annual rate required for the initial payment to grow to the amount which would have been received upon such redemption (i.e., the average annual compound rate of return). Table A below illustrates the total return (income and capital) on Class A shares of the Fund, assuming all dividend and capital gain distributions are reinvested in additional shares. It shows that a $1,000 investment in Class A shares, assuming payment of the initial 4.75% sales charge, made on December 31, 1988, had a value of $5,019 on December 31, 1998, resulting in an aggregate total return of 401.86%.


The average annual total returns for the Fund's Class B shares for the one-year period ended December 31, 1998 and for the period from April 22, 1996 (inception) through December 31, 1998, were 13.24% and 15.68%, respectively. These returns were computed assuming that all dividends and capital gain distributions paid by the Fund's Class B shares, if any, were reinvested over the relevant time period. It was then assumed that at the end of each period, the entire amount was redeemed, subtracting the applicable CDSC. Table B illustrates the total return (income and capital) on Class B shares of the Fund, assuming all dividends and capital gain distributions are reinvested in additional shares. It shows that a $1,000 investment in Class B shares on April 22, 1996 (commencement of operations of Class B shares) had a value of $1,480 on December 31, 1998, resulting in an aggregate total return of 48.03%.


The average annual total returns for the Fund's Class D shares for the one- and five-year periods ended December 31, 1998 and for the period from May 3, 1993 (inception) through December 31, 1998, were 17.23%, 15.57% and 15.20%, respectively. These returns were computed assuming that all of the dividends and capital gain distributions paid by the Fund's Class D shares, if any, were reinvested over the relevant time period. It was then assumed that at the end of each period, the entire amount was redeemed, subtracting for the one year period the 1% CDSC, if applicable. Table C illustrates the total return (income and capital) on Class D shares of the Fund, assuming all dividends and capital gain distributions are reinvested in additional shares. It shows that a $1,000 investment in Class D shares made on May 3, 1993 (commencement of operations of Class D shares) had a value of $2,230 on December 31, 1998, resulting in an aggregate total return of 122.97%.


The results shown below should not be considered a representation of the dividend income or gain or loss in capital value which may be realized from an investment made in a class of shares of the Fund today.

                                TABLE A - CLASS A

                        Value of         Value of                          Total Value
       Year             Initial        Capital Gain       Value of             Of                Total
     Ended(1)        Investment(2)     Distributions      Dividends       Investment(2)      Return(1)(3)
     --------        -------------     -------------      ---------       -------------      ------------
      12/31/89           $1,132            $ 129             $---             $1,261
      12/31/90            1,139              140              ---              1,279
      12/31/91            1,524              454              ---              1,978
      12/31/92            1,559              648              ---              2,207
      12/31/93            1,459              854              ---              2,313
      12/31/94            1,205              944              ---              2,149
      12/31/95            1,426            1,525              ---              2,951
      12/31/96            1,497            1,948              ---              3,445
      12/31/97            1,599            2,614              ---              4,213
      12/31/98            1,835            3,184              ---              5,019            401.86%

                                TABLE B - CLASS B

                        Value of         Value of                          Total Value
       Year             Initial        Capital Gain       Value of             Of                Total
     Ended(1)        Investment(2)     Distributions      Dividends       Investment(2)      Return(1)(3)
     --------        -------------     -------------      ---------       -------------      ------------
     12/31/96             $ 942             $111             $--             $1,053
     12/31/97               988              289              --              1,277
     12/31/98             1,092              388              --              1,480            48.03%

                                TABLE C - CLASS D

                        Value of         Value of                          Total Value
       Year             Initial        Capital Gain       Value of             Of                Total
     Ended(1)        Investment(2)     Distributions      Dividends       Investment(2)      Return(1)(3)
     --------        -------------     -------------      ---------       -------------      ------------
     12/31/93             $ 965            $ 116             $--             $1,081
     12/31/94               780              207              --                987
     12/31/95               909              433              --              1,342
     12/31/96               942              612              --              1,554
     12/31/97               989              897              --              1,886
     12/31/98             1,123            1,107              --              2,230            122.97%


----------
(1) For the ten-year period ended December 31, 1998 for Class A shares, from commencement of operations of Class B shares on April 22, 1996 and from commencement of operations of Class D shares on May 3, 1993.

(2) The "Value of Initial Investment" as of the date indicated (1) reflects the effect of the maximum initial sales charge or CDSC, if applicable, (2) assumes that all dividends and capital gain distributions were taken in cash, and (3) reflects changes in the net asset value of the shares purchased with the hypothetical initial investment. "Total Value of Investment" (1) reflects the effect of the CDSC, if applicable, and (2) assumes investment of all dividends and capital gain distributions.

(3) Total return for each Class of shares of the Fund is calculated by assuming a hypothetical initial investment of $1,000 at the beginning of the period specified; subtracting the maximum sales charge for Class A shares; determining total value of all dividends and capital gain distributions that would have been paid during the period on such shares assuming that each dividend or capital gain distribution was invested in additional shares at net asset value; calculating the total value of the investment at the end of the period; subtracting the CDSC on Class B and Class D shares, if applicable; and finally, by dividing the difference between the amount of the hypothetical initial investment at the beginning of the period and its total value at the end of the period by the amount of the hypothetical initial investment.


The total returns and average annual total returns of Class A shares quoted from time to time for periods through December 31, 1992, do not reflect the deduction of 12b-1 fees because the 12b-1 Plan was implemented on January 1, 1993. The total returns and average annual total returns of Class A shares quoted from time to time for periods through April 10, 1991, do not reflect the increased management fee approved by shareholders on April 10, 1991. These fees, if reflected, would reduce the performance quoted.

From time to time, reference may be made in advertising or promotional material to performance information, including mutual fund rankings, prepared by Lipper Analytical Services, Inc., an independent reporting service which monitors the performance of mutual funds. In calculating the total return of the Fund's Class A, Class B and Class D shares, the Lipper analysis assumes investment of all dividends and distributions paid but does not take into account applicable sales charges. The Fund may also refer in advertisements in other promotional material to articles, comments, listings and columns in the financial press pertaining to the Fund's performance. Examples of such financial and other press publications include BARRON'S, BUSINESS WEEK, CDA/WIESENBERGER MUTUAL FUNDS INVESTMENT REPORT, CHRISTIAN SCIENCE MONITOR, FINANCIAL PLANNING, FINANCIAL TIMES, FINANCIAL WORLD, FORBES, FORTUNE, INDIVIDUAL INVESTOR, INVESTMENT ADVISOR, INVESTORS BUSINESS DAILY, KIPLINGER'S, LOS ANGELES TIMES, MONEY MAGAZINE, MORNINGSTAR, INC., PENSION AND INVESTMENTS, SMART MONEY, THE NEW YORK TIMES, THE WALL STREET JOURNAL, USA TODAY, U.S. NEWS AND WORLD REPORT, WORTH MAGAZINE, WASHINGTON POST AND YOUR MONEY.

The Fund's advertising or promotional material may make reference to the Fund's "Beta," "Standard Deviation," or "Alpha." Beta measures the volatility of the Fund, as compared to that of the overall market. Standard deviation measures how widely the Fund's performance has varied from its average performance, and is an indicator of the Fund's potential for volatility. Alpha measures the difference between the returns of the Fund and the returns of the market, adjusted for volatility.


                              Financial Statements

The Annual Report to shareholders for the year ended December 31, 1998 contains a schedule of the investments of the Fund as of December 31, 1998, as well as certain other financial information as of that date. The financial statements and notes included in the Annual Report, and the Independent Auditors' Report thereon, are incorporated herein by reference. The Annual Report will be furnished without charge to investors who request copies of this SAI.

                               General Information

Custodian. Investors Fiduciary Trust Company, 801 Pennsylvania, Kansas City, Missouri 64105 serves as custodian of the Fund. It also maintains, under the general supervision of the Manager, the accounting records and determines the net asset value for the Fund.


Auditors. Deloitte & Touche LLP, independent auditors, have been selected as auditors of the Fund. Their address is Two World Financial Center, New York, NY 10281.

                                    Appendix

                 HISTORY OF J. & W. SELIGMAN & CO. INCORPORATED

Seligman's beginnings date back to 1837, when Joseph Seligman, the oldest of eight brothers, arrived in the United States from Germany. He earned his living as a pack peddler in Pennsylvania, and began sending for his brothers. The Seligmans became successful merchants, establishing businesses in the South and East.

Backed by nearly thirty years of business success - culminating in the sale of government securities to help finance the Civil War - Joseph Seligman, with his brothers, established the international banking and investment firm of J. & W. Seligman & Co. In the years that followed, the Seligman Complex played a major role in the geographical expansion and industrial development of the United States.

The Seligman Complex:

 ...Prior to 1900

o    Helps finance America's fledgling railroads through underwritings.
o Is admitted to the New York Stock Exchange in 1869. Seligman remained a member of the NYSE until 1993, when the evolution of its business made it unnecessary.
o Becomes a prominent underwriter of corporate securities, including New York Mutual Gas Light Company, later part of Consolidated Edison.
o Provides financial assistance to Mary Todd Lincoln and urges the Senate to award her a pension.
o    Is appointed U.S. Navy fiscal agent by President Grant.
o Becomes a leader in raising capital for America's industrial and urban development.

 ...1900-1910

o    Helps Congress finance the building of the Panama Canal.

 ...1910s

o Participates in raising billions for Great Britain, France and Italy, helping to finance World War I.

 ...1920s

o Participates in hundreds of successful underwritings including those for some of the country's largest companies: Briggs Manufacturing, Dodge Brothers, General Motors, Minneapolis-Honeywell Regulatory Company, Maytag Company, United Artists Theater Circuit and Victor Talking Machine Company.
o Forms Tri-Continental Corporation in 1929, today the nation's largest, diversified closed-end equity investment company, with over $2 billion in assets, and one of its oldest.

 ...1930s

o Assumes management of Broad Street Investing Co. Inc., its first mutual fund, today known as Seligman Common Stock Fund, Inc.
o    Establishes Investment Advisory Service.

 ...1940s

o    Helps shape the Investment Company Act of 1940.
o Leads in the purchase and subsequent sale to the public of Newport News Shipbuilding and Dry Dock Company, a prototype transaction for the investment banking industry.
o Assumes management of National Investors Corporation, today Seligman Growth Fund, Inc.
o    Establishes Whitehall Fund, Inc., today Seligman Income Fund, Inc.

 ...1950-1989

o Develops new open-end investment companies. Today, manages more than 50 mutual fund portfolios. o Helps pioneer state-specific municipal bond funds, today managing a national and 18 state-specific municipal funds.
o Establishes J. & W. Seligman Trust Company and J. & W. Seligman Valuations Corporation.
o Establishes Seligman Portfolios, Inc., an investment vehicle offered through variable annuity products.

 ...1990s

o Introduces Seligman Select Municipal Fund, Inc. and Seligman Quality Municipal Fund, Inc. two closed-end funds that invest in high quality municipal bonds.
o In 1991 establishes a joint venture with Henderson plc, of London, known as Seligman Henderson Co., to offer global investment products.
o Introduces to the public Seligman Frontier Fund, Inc., a small capitalization mutual fund.
o Launches Seligman Henderson Global Fund Series, Inc., which today offers five separate series: Seligman Henderson International Fund, Seligman Henderson Global Smaller Companies Fund, Seligman Henderson Global Technology Fund, Seligman Henderson Global Growth Opportunities Fund and Seligman Henderson Emerging Markets Growth Fund.
o Launches Seligman Value Fund Series, Inc., which currently offers two separate series: Seligman Large-Cap Value Fund and Seligman Small-Cap Value Fund.

                                      SELIGMAN
                                --------------
                                  COMMON STOCK
                                    FUND, INC.


                                    [GRAPHIC]


                                  ANNUAL REPORT
                                DECEMBER 31, 1998

                                     ------

                                Seeking Favorable
                               Current Income and
                                Long-Term Growth
                                 of Both Income
                                   and Capital
                                Without Exposing
                                   Capital to
                                   Undue Risk


                                     [LOGO]

                             J. & W. SELIGMAN & CO.
                                  INCORPORATED
                                ESTABLISHED 1864

SELIGMAN -- TIMES CHANGE...VALUES ENDURE

J. & W. Seligman & Co. Incorporated is a firm with a long tradition of investment expertise, offering a broad array of investment choices to help today's investors seek their long-term financial goals.


[PHOTOGRAPH]
James, Jesse, and Joseph Seligman, 1870


TIMES CHANGE...

Established in 1864, Seligman's history of providing financial services has been marked not by fanfare, but rather by a quiet and firm adherence to financial prudence. While the world has changed dramatically in the 134 years since Seligman first opened its doors, the firm has continued to offer its clients high-quality investment solutions through changing times.

In the late 19th century, as the country grew, Seligman helped finance the westward expansion of the railroads, the construction of the Panama Canal, and the launching of urban transit systems. In the first part of the 20th century, as America became an industrial power, the firm helped fund the growing capital needs of the nascent automobile and steel industries.

With the formation of Tri-Continental Corporation in 1929 -- today, the nation's largest diversified publicly-traded closed-end investment company -- Seligman began shifting its emphasis from investment banking to investment management. Despite the stock market crash and ensuing depression, Seligman was convinced of the importance that investment companies could have in building wealth for individual investors and began managing its first mutual fund in 1930.

In the decades that followed, Seligman has continued to offer forward-looking investment solutions, including funds that focus on technology stocks, municipal bonds, and international securities.


 ...VALUES ENDURE

Seligman is proud of its distinctive past and of the traditional values that continue to shape the firm's business decisions and investment judgment. While much has changed over the years, the firm's commitment to providing prudent investment management that seeks to build wealth for clients over time is an enduring value that will guide Seligman into the new millennium.


--------------------------------------------------------------------------------

TABLE OF CONTENTS

To the Shareholders ..................................   1
Interview With Your Portfolio Managers ...............   2
Performance Overview .................................   4
Portfolio Overview ...................................   6
Portfolio of Investments .............................   8
Statement of Assets and Liabilities ..................  11
Statement of Operations ..............................  12
Statements of Changes in Net Assets ..................  13

Notes to Financial Statements ........................  14
Financial Highlights .................................  17
Report of Independent Auditors .......................  19
Federal Tax Status of 1998 Dividend and
  Gain Distributions for Taxable Accounts ............  20
Board of Directors ...................................  21
Executive Officers and For More Information ..........  22
Glossary of Financial Terms ..........................  23

--------------------------------------------------------------------------------

TO THE SHAREHOLDERS

Seligman Common Stock Fund had a solid year in 1998, posting a total return of 17.40% based on the net asset value of Class A shares. This return outpaced the 15.32% total return of the Fund's peers, as measured by the Lipper Growth & Income Funds Average. The Fund's return lagged the 28.58% total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500). A discussion with your Portfolio Managers regarding the Fund's results begins on page 2.

The past year was one of continued growth in the US economy, with real domestic growth of 3.9%, marking the eighth year of economic expansion. The US large-cap sector of the equity markets responded with another year of strong performance. 1998 marked the first time in history that the S&P 500 registered more than 20% gains four years in a row. But, despite the strong year-end numbers, 1998 was the most volatile year for the markets since 1987.

Once again in 1998, exceptional performance from an extremely narrow list of stocks masked the true investment results in the broad market. Within the S&P 500, the successes of a few stocks blurred the total picture. In fact, 197 stocks within the S&P 500, representing 39% of the Index, actually lost market value during the last 12 months. Investment results between asset classes were also more widely dispersed than usual.

The market's volatility can be attributed to a number of factors -- some domestic, many international. The international economic background in 1998 was one of steadily deteriorating conditions as the financial crisis, originally limited to a few Asian countries, spread throughout other regions. Currency instability and rising global recession/deflation fears exacerbated market volatility. Anxiety increased following the Russian debt default and the near-collapse of Long-Term Capital Management LP, a large hedge fund plagued by a series of bad currency investments. By late August, a stock market correction threatened to turn into a more significant decline, as the Dow Jones Industrial Average fell more than 850 points in two days, wiping out all of the year's gains.

During the second half of the year, the Federal Reserve Board cut the federal-funds rate three times. These actions confirmed the Fed's resolve to protect the US economy from the global financial crisis and markets responded favorably throughout November and December.

Subdued inflation, low interest rates, improving prospects in Asia, and a Federal Reserve leading the fight against global recession are all positive for the US markets in 1999. We expect a challenging environment confronted with economic uncertainties and continued high volatility. Pressure on corporate profits is likely to continue as the US enters a period of slower growth. Valuations on some of the largest stocks seem excessive, and any broadening of the market in 1999 may negatively affect their share prices. In addition, low commodity prices are impacting much of the world, making it harder for US multinationals to export. Nonetheless, we see moderately positive returns for the year in line with our lower growth projections.

Seligman continues to work to ensure that all of its operations are prepared for the challenges posed by the Year 2000 (Y2K) computer problem. We are confident that there will be no disruption in the investment and shareholder services provided by your Fund as a result of Y2K. In addition, your portfolio management team considers the potential ramifications of Y2K when making decisions on which securities should be held by the Fund.

Thank you for your continued support of Seligman Common Stock Fund in 1998. we look forward to serving your investment needs in 1999.

By order of the Board of Directors,



/s/ William Morris
William C. Morris
Chairman
                                 /s/Brian T. Zino
                                 Brian T. Zino
                                 President

January 29, 1999

INTERVIEW WITH YOUR PORTFOLIO MANAGERS,
CHARLES C. SMITH, JR. AND RODNEY COLLINS


Q.   How did Seligman Common Stock Fund perform in the last 12 months?

A. For the 12 months ended December 31, 1998, Seligman Common Stock Fund posted a total return of 17.40% based on the net asset value of Class A shares. The Lipper Growth & Income Funds Average, which measures the results of mutual funds with similar investment objectives, had a total return of 15.32% through December 31, 1998. The Standard & Poor's 500 Composite Stock Price Index (S&P 500) had a total return of 28.58% for 1998.

Q. Which economic and market factors affected the Fund's investment results in 1998?

A. In 1998, the US economy expanded for the eighth year in a row. Low inflation, continued corporate earnings growth, and a benign interest rate environment all helped propel the major US markets higher. The year was one of tremendous investor demand for US common stocks. Much of this demand was caused by the continuing "flight to quality," as investors tried to insulate themselves from troubles in Asia and Latin America by investing in the largest, most liquid companies in the US. This trend, while positive for the biggest stocks in the US, caused a narrowing of the market that left many stocks behind. In fact, 50 stocks in the S&P 500 accounted for about 94% of the performance of the entire Index.

     Seligman Common Stock Fund benefited from the strong demand for US large-cap stocks. But market performance in 1998 was far from a straight line that moved continually higher. In the third quarter of the year, the market weakened significantly. Your Fund did well during this downturn because of our strategy of emphasizing companies with attractive dividend yields relative to the market and attractive valuations relative to their industries.

Q.   What is your investment strategy?

A. In an effort to reduce overall volatility, we have repositioned the Fund's portfolio to emphasize companies with greater earnings stability. While still diversified among industry groups and individual holdings, the portfolio has been pared down to focus on companies with dividend yields equal to, or greater than, the S&P 500. Valuations of the companies we invest in must be at the lower end of their industry group. Our investment approach led us to be underweight in many of the excessively valued large-capitalization stocks that were hit the hardest by last summer's market downturn. This allowed Seligman Common Stock Fund to outpace the market and many of its peers in that difficult environment.

     Our investment strategy continued to offer a significant yield advantage and less investment risk than offered by our average competitor. In fact, 1998

--------------------------------------------------------------------------------

A TEAM APPROACH

Seligman Common Stock Fund is managed by the Seligman Growth and Income Team, headed by Charles C. Smith, Jr. Mr. Smith and Rodney Collins are assisted in the management of the Fund by seasoned research professionals who are responsible for identifying companies in specific industry groups that offer the greatest total return potential, consistent with the Fund's objective.

--------------------------------------------------------------------------------


[PHOTOGRAPH]
Growth and Income Team: (standing, from left) Amy Fujii, John Roth, Melanie Ravenell (Administrative Assistant), (seated) Charles Smith (Portfolio Manager), Rodney Collins (Co-Portfolio Manager)

INTERVIEW WITH YOUR PORTFOLIO MANAGERS,
CHARLES C. SMITH, JR. AND RODNEY COLLINS


     marked the 55th consecutive year that Seligman Common Stock Fund was able to increase its dividend income for shareholders who invested their capital gains in additional shares. It is the only mutual fund in the nation that can boast such a record. In uncertain markets, dividends can significantly reduce volatility.

Q. How was the portfolio constructed, and how did that affect investment results ?

A. In 1998, we significantly reduced the Fund's international holdings. With continued problems in the global economy, we felt that the US market offered greater return potential. The international stocks we still hold in the portfolio are large, liquid companies, which we believe have attractive fundamentals. Sectors that produced strong returns for the Fund included health care, telecommunications, and capital goods. The weakest area of the portfolio was cyclical stocks. While we generally underweighted these issues, they did negatively impact results.

     The most significant factor that held performance down was our underweighting in technology stocks. Successful technology companies usually need to reinvest any earnings to finance research and development and future growth plans. This means that they rarely distribute dividends. Since one of Seligman Common Stock Fund's primary investment strategies is to invest in companies with dividends comparable to, if not higher than, the overall market, we did not own most of the fastest-growing technology stocks. Our lack of significant technology exposure (it makes up about 10% of the portfolio) helped the Fund during the market sell-off that started in late July, but it hampered overall performance as these same technology companies rallied strongly in the fourth quarter.

Q.   What is your outlook?

A. We continue to believe that the US economy offers an attractive environment for investing in common stocks. At the same time, we remain cautious, as the valuations of many of the larger stocks seem to already reflect a positive economic outlook. As a result, we continue to temper our positions in some of the larger-capitalization stocks -- the top 20 names in the S&P
     500. We feel that the high valuations accorded to many of these stocks have been driven by liquidity concerns, not fundamentals. Therefore, we are focusing on identifying companies whose valuations more fully reflect their future prospects, and where there is a catalyst for earnings acceleration going forward. Any broadening of the market should benefit these companies in the next year and beyond.

     We believe that difficulties in world markets are likely to continue to have an impact on US stocks in 1999, and that volatility, which was an ever-present market factor last year, will not subside quickly. In such an environment, Seligman Common Stock Fund will continue to adhere to its disciplined investment strategy based on fundamental analysis.

PERFORMANCE OVERVIEW

     This chart compares a $10,000 hypothetical investment made in Seligman Common Stock Fund Class A shares, with and without the initial 4.75% maximum sales charge, and assumes that all distributions within the period are invested in additional shares, for the 10-year period ended December 31, 1998, to a $10,000 investment made in the Lipper Growth &Income Funds Average (Lipper Growth &Income Average) and the Standard &Poor's 500 Composite Stock Price Index (S&P 500) for the same period. The performances of Seligman Common Stock Fund Class B and Class D shares are not shown in this chart but are included in the table on page 5. It is important to keep in mind that the Lipper Growth &Income Average and the S&P500 exclude the effect of fees and/or sales charges.


  [THE FOLLOWING TABLE WAS PRESENTED AS A LINE CHART IN THE PRINTED MATERIAL.]


                       Seligman Common Stock Fund Class A

                                            LIPPER
                 WITH          WITHOUT      GROWTH &
                 SALES         SALES        INCOME         S&P
                 CHARGE        CHARGE       AVERAGE        500
                 ------        ------       ------       ------
  12/31/88        9,528        10,000       10,000       10,000
   3/31/89       10,077        10,577       10,644       10,709
   6/30/89       10,662        11,191       11,396       11,655
   9/30/89       11,710        12,290       12,387       12,903
  12/31/89       12,079        12,677       12,382       13,169
   3/31/90       11,961        12,554       12,074       12,772
   6/30/90       12,707        13,337       12,291       13,576
   9/30/90       10,491        11,011       11,013       11,710
  12/31/90       11,609        12,184       11,825       12,760
   3/31/91       13,515        14,184       13,511       14,614
   6/30/91       13,238        13,894       13,485       14,580
   9/30/91       14,261        14,968       14,238       15,360
  12/31/91       15,084        15,831       15,254       16,647
   3/31/92       15,336        16,096       15,271       16,226
   6/30/92       15,434        16,199       15,317       16,534
   9/30/92       15,861        16,647       15,692       17,055
  12/31/92       16,722        17,551       16,639       17,913
   3/31/93       17,533        18,402       17,426       18,696
   6/30/93       17,955        18,845       17,587       18,787
   9/30/93       18,406        19,319       18,207       19,272
  12/31/93       19,206        20,158       18,641       19,719
   3/31/94       18,304        19,211       18,064       18,972
   6/30/94       18,401        19,313       18,006       19,051
   9/30/94       19,124        20,072       18,768       19,983
  12/31/94       18,843        19,777       18,485       19,979
   3/31/95       20,446        21,460       19,990       21,925
   6/30/95       21,933        23,020       21,593       24,019
   9/30/95       23,319        24,475       23,178       25,928
  12/31/95       24,151        25,348       24,309       27,489
   3/31/96       25,376        26,634       25,730       28,965
   6/30/96       26,274        27,576       26,619       30,266
   9/30/96       26,486        27,798       27,408       31,201
  12/31/96       27,880        29,261       29,502       33,803
   3/31/97       28,306        29,709       29,844       34,709
   6/30/97       32,671        34,290       34,142       40,770
   9/30/97       34,893        36,622       37,193       43,823
  12/31/97       34,453        36,160       37,482       45,082
   3/31/98       38,433        40,338       41,854       51,371
   6/30/98       38,317        40,216       41,947       53,066
   9/30/98       35,343        37,094       36,706       47,786
  12/31/98       40,445        42,450       43,224       57,964


     The performances of Class B and D shares will be greater than or less than the performance shown for Class A shares, based on the differences in sales charges and fees paid by shareholders.

PERFORMANCE OVERVIEW


Investment Results Per Share

TOTAL RETURNS
For Period Ended December 31, 1998

                                                                                      AVERAGE ANNUAL
                                                              ---------------------------------------------------------------
                                                                                                       CLASS B       CLASS D
                                                                                                        SINCE         SINCE
                                                 SIX            ONE          FIVE           10        INCEPTION     INCEPTION
                                               MONTHS*         YEAR          YEARS         YEARS       4/22/96       5/3/93
                                               -------        -----         ------        ------      ---------     ---------
Class A**
With Sales Charge                                0.52%        11.84%        14.94%        15.00%          n/a           n/a
Without Sales Charge                             5.56         17.40         16.06         15.55           n/a           n/a

Class B**
With CDSC+                                       0.34         11.53           n/a           n/a         17.09%          n/a
Without CDSC                                     5.15         16.48           n/a           n/a         17.94           n/a

Class D**
With 1% CDSC                                     4.25         15.56           n/a           n/a           n/a           n/a
Without CDSC                                     5.22         16.55         15.05           n/a          n/a          14.92%

Lipper Growth & Income Funds Average***          3.04         15.32         18.32         15.76         20.66++       17.73+++

S&P 500***                                       9.22         28.58         24.06         19.21         29.00++       22.63+++


NET ASSET VALUE

                 DECEMBER 31, 1998       JUNE 30, 1998        DECEMBER 31, 1997
                 -----------------       -------------        -----------------
Class A              $15.77                 $16.36                $15.92
Class B               15.71                  16.31                 15.88
Class D               15.73                  16.32                 15.89


DIVIDEND AND CAPITAL GAIN INFORMATION
For the Year Ended December 31, 1998


                 DIVIDENDS
                   PAID                              CAPITAL GAIN
                   ----                              ------------
Class A           $0.282                Paid                          $2.468#
Class B            0.166                Undistributed Realized         0.191##
Class D            0.166                Unrealized                     4.098###


     Performance data quoted represent changes in price and assume that all distributions within the periods are invested in additional shares. The rates of return will vary and the principal value of an investment will fluctuate. Shares, if redeemed, may be worth more or less than their original cost. Past performance is not indicative of future investment results.

----------
   * Returns for periods of less than one year are not annualized.

  ** Return figures reflect any change in price per share and assume the investment of dividend and capital gain distributions. Returns for Class A shares are calculated with and without the effect of the initial 4.75% maximum sales charge. Returns for Class A shares reflect the effect of the service fee of up to 0.25% under the Administration, Shareholder Services and Distribution Plan after January 1, 1993, only. Returns for Class B shares are calculated with and without the effect of the maximum 5% contingent deferred sales charge ("CDSC"), charged on redemptions made within one year of the date of purchase, declining to 1% in the sixth year and 0% thereafter. Returns for Class D shares are calculated with and without the effect of the 1% CDSC, charged on redemptions made within one year of the date of purchase.

 *** The Lipper Growth &Income Funds Average and the S&P 500 are unmanaged benchmarks that assume investment of dividends. The Lipper Growth &Income Funds Average and the S&P 500 exclude the effect of fees and/or sales charges. The monthly performance of the Lipper Growth &Income Funds Average is used in the Performance Overview. Investors cannot invest directly in an index or an average.

   + The CDSC is 5% for periods of one year or less, and 3% since inception.

  ++ From April 30, 1996.

 +++ From April 30, 1993.

   # Includes $1.18 of undistributed realized capital gains from 1997, which were paid to shareholders on June 24, 1998.

  ## Represents net gain realized from November and December 1998, payable in 1999.

 ### Represents the per share amount of net unrealized appreciation of portfolio securities as of December 31, 1998.

PORTFOLIO OVERVIEW


Diversification of Net Assets
December 31, 1998

                                                                                                         PERCENT OF NET ASSETS
                                                                                                              DECEMBER 31,
                                                                                                           ------------------
                                                        ISSUES           COST               VALUE          1998          1997
                                                        ------           ----               -----          ----          ----
COMMON STOCKS:
    Aerospace/Defense ...............................      1         $ 3,294,465        $ 4,690,000         0.5           0.9
    Automotive and Related ..........................      3          34,383,919         47,447,812         5.4           3.4
    Basic Materials .................................      1           4,413,475          4,473,750         0.5           0.8
    Business Services and Supplies ..................      2          23,812,859         35,420,000         4.0           0.6
    Capital Goods ...................................      1           8,683,765          7,703,125         0.9            --
    Chemicals .......................................      1           8,216,419          7,694,062         0.9           2.8
    Computer Goods and Services .....................     --                  --                 --          --           3.1
    Construction ....................................     --                  --                 --          --           0.7
    Consumer Goods and Services .....................      3          35,950,412         46,106,562         5.2           5.3
    Drugs and Health Care ...........................      5          46,097,965         69,610,312         7.9           7.8
    Electric and Gas Utilities ......................      5          52,325,457         61,368,126         7.0           3.4
    Electrical Equipment ............................     --                  --                 --          --           0.8
    Electronics .....................................      2          22,352,229         24,765,000         2.8           4.2
    Energy ..........................................      6          74,691,053         89,978,437        10.2           8.8
    Finance and Insurance ...........................     11          94,727,053        157,839,863        17.9          15.7
    Food ............................................      2          15,277,420         31,128,750         3.5           2.9
    Machinery and Industrial Equipment ..............      3          41,127,527         64,168,856         7.3           8.7
    Metals and Mining ...............................     --                  --                 --          --           0.5
    Paper and Packaging .............................      2          17,906,241         20,914,375         2.4           1.9
    Printing and Publishing .........................      1           3,266,337          5,623,750         0.7           0.6
    Retail Trade ....................................      1           9,428,316         12,980,625         1.5           2.1
    Technology ......................................     --                  --                 --          --           1.2
    Telecommunications ..............................      4          61,737,793         86,666,563         9.8           6.7
    Tobacco .........................................      1          23,421,083         29,425,000         3.3           4.0
    Transportation ..................................      1          11,899,967         11,882,813         1.3            --
    Miscellaneous/Diversified .......................      1          10,766,178         12,850,625         1.5           1.5
                                                         ---       -------------      -------------       -----         -----
                                                          57         603,779,933        832,738,406        94.5          88.4
SHORT-TERM HOLDINGS AND OTHER ASSETS
  LESS LIABILITIES                                         2          48,118,555         48,118,555         5.5          11.6
                                                         ---       -------------      -------------       -----         -----
NET ASSETS                                                59        $651,898,488       $880,856,961       100.0         100.0
                                                         ===       =============      =============       =====         =====

PORTFOLIO OVERVIEW

Largest Portfolio Changes
During Past Six Months


                                           SHARES
                                   ----------------------
                                                 HOLDINGS
ADDITIONS                          INCREASE      12/31/98
---------                          --------      --------
Chubb ..........................    140,000       140,000
Crown Cork &Seal ...............    250,000       250,000
DQE ............................    225,000       225,000
Electronic Data Systems ........    200,000       200,000
Ford Motor .....................    175,000       175,000
Fort James .....................    325,000       325,000
Harris .........................    240,000       240,000
Morgan (J.P.) ..................     70,000        70,000
PepsiCo ........................    275,000       275,000
Sonat ..........................    275,000       275,000



                                           SHARES
                                   ----------------------
                                                 HOLDINGS
REDUCTIONS                         DECREASE      12/31/98
----------                         --------      --------
Bristol-Myers Squibb ...........     90,000       100,000
Edison International ...........    375,000            --
Exxon ..........................    115,000       295,000
General Electric ...............    135,100       264,900
Marsh & McLennan ...............    270,000            --
Mobil ..........................    150,000       145,000
Penney (J.C.) ..................    160,000            --
St. PaulCompanies ..............    270,000            --
Texaco .........................    260,000            --
US WEST Communications
  Group ........................    320,000            --


Largest portfolio changes from previous period to current period are based on cost of purchases and proceeds from sales of securities.


Largest Industries
December 31, 1998


   [THE FOLLOWING TABLE WAS PRESENTED AS A BAR CHART IN THE PRINTED MATERIAL.]


                                      Percent of       Total Dollar
                                      Net Assets          Amount
                                      ----------       ------------
FINANCE AND INSURANCE                   17.90%         $157,839,863
ENERGY                                  10.20%         $ 89,978,437
TELECOMMUNICATIONS                       9.80%         $ 86,666,563
DRUGS AND HEALTH CARE                    7.90%         $ 69,610,312
MACHINERY AND INDUSTRIAL EQUIPMENT       7.30%         $ 64,168,856



Largest Portfolio Holdings
December 31, 1998



SECURITY                           VALUE
--------                        -----------
GTE                             $30,009,688
Philip Morris                    29,425,000
Ameritech                        27,885,000
General Electric                 27,036,356
DaimlerChrysler                  25,936,875
Bank of New York                 25,760,000
Xerox                            25,370,000
United Technologies              25,012,500
Merck                            22,891,562
Houston Industries               22,326,875

PORTFOLIO OF INVESTMENTS
December 31, 1998


                                       SHARES         VALUE
                                   ------------   ------------
COMMON STOCKS  94.5%
AEROSPACE/DEFENSE  0.5%
General Dynamics
   Diversified defense contractor      80,000      $ 4,690,000
                                                  ------------
AUTOMOTIVE AND
  RELATED  5.4%
DaimlerChrysler
   Manufacturer of automobiles,
   trucks, and related parts          270,000       25,936,875
Dana
   Manufacturer and distributor
   of products and systems
   for automotive and
   related industries                 275,000       11,240,625
Ford Motor
   Manufacturer and distributor
   of automobiles, trucks, and
   related parts                      175,000       10,270,312
                                                  ------------
                                                    47,447,812
                                                  ------------
BASIC MATERIALS  0.5%
Alcoa
   Manufacturer of containers          60,000        4,473,750
                                                  ------------
BUSINESS SERVICES
  AND SUPPLIES  4.0%
Electronic Data Systems
   Provider of management
   consulting and technology
   services                           200,000       10,050,000
Xerox
   Developer, manufacturer,
   and marketer of office
   automation products                215,000       25,370,000
                                                  ------------
                                                    35,420,000
                                                  ------------
CAPITAL GOODS  0.9%
Crown Cork & Seal
   Manufacturer of packaging
   products                           250,000        7,703,125
                                                  ------------
CHEMICALS  0.9%
duPont (E.I.) de Nemours
   Producer of chemicals              145,000        7,694,062
                                                  ------------
CONSUMER GOODS
  AND SERVICES  5.2%
Anheuser-Busch
   Brewery; theme park operator;
   manufacturer and recycler
   of aluminum beverage
   containers                         300,000       19,687,500


CONSUMER GOODS
  AND SERVICES (continued)
General Mills
   Manufacturer and marketer
   of consumer foods products         195,000     $ 15,161,250
PepsiCo
   Manufacturer and marketer
   of soft drinks and consumer
   products                           275,000       11,257,812
                                                  ------------
                                                    46,106,562
                                                  ------------
DRUGS AND
  HEALTH CARE  7.9%
Abbott Laboratories
   Developer and manufacturer
   of diversified health
   care products                      160,000        7,840,000
American Home Products
   Developer and manufacturer
   of pharmaceuticals, food,
   and housewares                     350,000       19,709,375
Baxter International
   Manufacturer and distributor
   of hospital and laboratory
   products                            90,000        5,788,125
Bristol-Myers Squibb
   Developer and manufacturer
   of health and personal
   care products                      100,000       13,381,250
Merck
   Developer and manufacturer
   of pharmaceuticals                 155,000       22,891,562
                                                  ------------
                                                    69,610,312
                                                  ------------
ELECTRIC AND GAS
  UTILITIES  7.0%
DQE
   Electric energy supplier           225,000        9,885,938
Houston Industries
   Worldwide energy provider          695,000       22,326,875
Sonat
   Energy company that
   operates in the exploration
   and production of oil and
   natural gas                        275,000        7,442,188
Unicom
   Electric utility                   280,000       10,797,500
The Williams Companies
   Transporter and producer
   of natural gas;
   telecommunications provider        350,000       10,915,625
                                                  ------------
                                                    61,368,126
                                                  ------------

----------
See footnotes on page 10.

PORTFOLIO OF INVESTMENTS
December 31, 1998


                                       SHARES         VALUE
                                   ------------   ------------
ELECTRONICS  2.8%
Harris
   Developer of electronic
   products and services              240,000    $   8,790,000
Raytheon (Class B)
   Producer of defense and
   commercial electronics             300,000       15,975,000
                                                  ------------
                                                    24,765,000
                                                  ------------
ENERGY  10.2%
BP Amoco (ADRs)
   (United Kingdom)
   Oil producer, refiner, and
   distributor                        175,000       15,684,375
Chevron
   Explorer, developer, and
   producer of crude oil
   and natural gas                    255,000       21,149,062
Exxon
   Explorer and producer
   of natural gas, oil, and
   petroleum products                 295,000       21,571,875
Mobil
   International oil enterprise       145,000       12,633,125
Royal Dutch Petroleum (Netherlands)
   Provider of international
   oil services                       280,000       13,405,000
Schlumberger
   Worldwide provider of
   energy services                    120,000        5,535,000
                                                  ------------
                                                    89,978,437
                                                  ------------
FINANCE AND
  INSURANCE  17.9%
American General
   Provider of insurance
   and annuity services               245,000       19,110,000
Bank of New York
   Commercial bank                    640,000       25,760,000
BankAmerica
   Commercial bank                    200,000       12,025,000
Chubb
   International holding company
   specializing in property and
   casualty insurance                 140,000        9,082,500
Citigroup
   Provider of investment
   services and insurance             290,000       14,355,000
Fannie Mae
   Provider of mortgage financing     215,000       15,910,000
Hartford Financial
   Services Group
   International insurance
   supplier                           250,000       13,718,750

Lincoln National
   Provider of life insurance and
   investment management
   services                           185,000       15,135,313
Mellon Bank
   Provider of financial
   services                           150,000       10,312,500
Morgan (J.P.)
   Provider of financial services      70,000        7,354,375
Washington Mutual
   Provider of financial services     394,800       15,076,425
                                                  ------------
                                                   157,839,863
                                                  ------------
FOOD  3.5%
ConAgra
   Producer and manufacturer
   of prepared foods and
   agricultural products              505,000       15,907,500
Sara Lee
   Manufacturer of processed
   foods and consumer products        540,000       15,221,250
                                                  ------------
                                                    31,128,750
                                                  ------------
MACHINERY AND
  INDUSTRIAL EQUIPMENT  7.3%
GATX
   Railcar leasing; equipment
   financing                          320,000       12,120,000
General Electric
   Supplier of industrial
   equipment and consumer
   products                           264,900       27,036,356
United Technologies
   Manufacturer of elevators,
   jet engines, flight systems,
   and automotive parts               230,000       25,012,500
                                                  ------------
                                                    64,168,856
                                                  ------------
PAPER AND PACKAGING  2.4%
Fort James
   Producer of paper and
   related products for consumer
   and industrial use                 325,000       13,000,000
Mead
   Manufacturer of paper,
   lumber, and wood products          270,000        7,914,375
                                                  ------------
                                                    20,914,375
                                                  ------------
PRINTING AND
  PUBLISHING  0.7%
Knight-Ridder Newspapers
   Newspapers; business
   information services               110,000        5,623,750
                                                  ------------

----------
See footnotes on page 10.

PORTFOLIO OF INVESTMENTS
December 31, 1998


                                       SHARES         VALUE
                                   ------------   ------------
RETAIL TRADE  1.5%
May Department Stores
   Department store operator          215,000     $ 12,980,625
                                                  ------------
TELECOMMUNICATIONS  9.8%
AT&T
   Provider of telecommunications
   services                           165,000       12,416,250
Ameritech
   Provider of telecommunications
   services                           440,000       27,885,000
GTE
   Provider of telephone services,
   systems, and equipment             445,000       30,009,688
SBC Communications
   Provider of telephone services     305,000       16,355,625
                                                  ------------
                                                    86,666,563
                                                  ------------
TOBACCO  3.3%
Philip Morris
   Manufacturer of tobacco
   products, food, and beverages      550,000       29,425,000
                                                  ------------
TRANSPORTATION  1.3%
Norfolk Southern
   Railroad holding company           375,000       11,882,813
                                                  ------------


                                    SHARES OR
                                    PRINCIPAL
                                      AMOUNT          VALUE
                                   ------------   ------------
MISCELLANEOUS/
  DIVERSIFIED  1.5%
AlliedSignal
   Producer of aerospace
   and automotive materials        290,000 shs.  $  12,850,625
                                                  ------------
TOTAL COMMON STOCKS
   (Cost $603,779,933)                             832,738,406
                                                  ------------
SHORT-TERM
  HOLDINGS  5.1%
Bank of Nova Scotia,
   Grand Cayman,
   Fixed Time Deposit,
   43/4%, 1/4/1999             $22,267,000          22,267,000
Republic National Bank of
  New York, Grand Cayman,
  Fixed Time Deposit,
   45/8%, 1/4/1999              22,268,000          22,268,000
                                                  ------------
TOTAL SHORT-TERM
  HOLDINGS
   (Cost $44,535,000)                               44,535,000
                                                  ------------
TOTAL INVESTMENTS  99.6%
   (Cost $648,314,933)                             877,273,406
OTHER ASSETS
  LESS LIABILITIES  0.4%                             3,583,555
                                                  ------------
NET ASSETS  100.0%                                $880,856,961
                                                  ============


----------
* Non-income producing security.
Descriptions of companies have not been audited by Deloitte & Touche LLP. See Notes to Financial Statements.

STATEMENT OF ASSETS AND LIABILITIES
December 31, 1998

ASSETS:
Investments, at value:
  Common stocks (cost $603,779,933) ...................................................     $832,738,406
  Short-term holdings (cost $44,535,000) ..............................................       44,535,000              $ 877,273,406
                                                                                            ------------
Cash ...................................................................................................                    555,660
Receivable for Capital Stock sold ......................................................................                  3,551,188
Receivable for interest and dividends ..................................................................                  1,594,596
Investment in, and expenses prepaid to, shareholder service agent ......................................                    176,011
Other ..................................................................................................                     54,333
                                                                                                                      -------------
Total Assets ...........................................................................................                883,205,194
                                                                                                                      -------------

LIABILITIES:
Payable for Capital Stock repurchased ..................................................................                    921,470
Accrued expenses, taxes, and other .....................................................................                  1,426,763
                                                                                                                      -------------
Total Liabilities ......................................................................................                  2,348,233
                                                                                                                      -------------
Net Assets .............................................................................................              $ 880,856,961
                                                                                                                      =============

COMPOSITION OF NET ASSETS:
Capital Stock, at par ($0.50 par value; 500,000,000 shares authorized;
  55,866,036 shares outstanding):
  Class A ..............................................................................................              $  24,094,902
  Class B ..............................................................................................                  1,116,138
  Class D ..............................................................................................                  2,721,978
Additional paid-in capital .............................................................................                613,458,282
Distributions in excess of net investment income .......................................................                   (177,833)
Undistributed net realized gain ........................................................................                 10,684,958
Net unrealized appreciation of investments .............................................................                228,958,536
                                                                                                                      -------------
Net Assets .............................................................................................              $ 880,856,961
                                                                                                                      =============

NET ASSET VALUE PER SHARE:
Class A ($760,175,810 / 48,189,804 shares) .............................................................                     $15.77
                                                                                                                             ======
Class B ($35,073,233 / 2,232,277 shares) ...............................................................                     $15.71
                                                                                                                             ======
Class D ($85,607,918 / 5,443,955 shares) ...............................................................                     $15.73
                                                                                                                             ======

----------
See Notes to Financial Statements.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 1998

INVESTMENT INCOME:
Dividends ............................................................................   $  21,888,191
Interest .............................................................................       2,549,508
                                                                                         -------------
Total Investment Income (net of foreign taxes withheld of $108,141) ...................................     $  24,437,699

EXPENSES:
Management fee .......................................................................       5,594,520
Distribution and service fees ........................................................       2,924,109
Shareholder account services .........................................................       1,241,294
Custody and related services .........................................................         175,589
Registration .........................................................................         137,555
Shareholder reports and communications ...............................................         136,745
Auditing and legal fees ..............................................................          88,474
Directors' fees and expenses .........................................................          21,901
Miscellaneous ........................................................................          33,102
                                                                                         -------------
Total Expenses ........................................................................................        10,353,289
                                                                                                            -------------
Net Investment Income .................................................................................        14,084,410

NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
  AND FOREIGN CURRENCY TRANSACTIONS:
Net realized gain on investments .....................................................     105,122,144
Net realized loss from foreign currency transactions .................................      (1,638,670)
Net change in unrealized appreciation of investments .................................      18,022,366
Net change in unrealized depreciation on translation of assets and
  liabilities denominated in foreign currencies ......................................       1,231,505
                                                                                         -------------
Net Gain on Investments and Foreign Currency Transactions .............................................       122,737,345
                                                                                                            -------------
Increase in Net Assets from Operations ................................................................     $ 136,821,755
                                                                                                            =============

----------
See Notes to Financial Statements.

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                              YEAR ENDED DECEMBER 31,
                                                                                           ------------------------------
                                                                                                1998             1997
                                                                                           -------------    -------------
OPERATIONS:
Net investment income .................................................................    $  14,084,410    $  13,966,222
Net realized gain on investments ......................................................      105,122,144      135,910,283
Net realized loss from foreign currency transactions ..................................       (1,638,670)      (1,513,242)
Net change in unrealized appreciation of investments ..................................       18,022,366       19,276,740
Net change in unrealized appreciation/depreciation on translation of
   assets and liabilities denominated in foreign currencies ...........................        1,231,505       (2,113,562)
                                                                                           -------------    -------------
Increase in Net Assets from Operations ................................................      136,821,755      165,526,441
                                                                                           -------------    -------------
DISTRIBUTIONS TO SHAREHOLDERS:
Net investment income:
   Class A ............................................................................      (13,006,242)     (13,924,923)
   Class B ............................................................................         (301,403)        (164,161)
   Class D ............................................................................         (851,270)        (893,492)
Net realized gain on investments:
   Class A ............................................................................     (111,760,141)     (87,928,428)
   Class B ............................................................................       (4,472,471)      (1,905,117)
   Class D ............................................................................      (12,434,658)      (8,996,490)
                                                                                           -------------    -------------
Decrease in Net Assets from Distributions .............................................     (142,826,185)    (113,812,611)
                                                                                           -------------    -------------


                                                                     SHARES
                                                         ------------------------------
                                                             YEAR ENDED DECEMBER 31,
                                                         ------------------------------
                                                              1998              1997
                                                         -------------    -------------
CAPITAL SHARE TRANSACTIONS:
Net proceeds from sale of shares:
   Class A ............................................      1,075,908        1,308,404       17,690,194       21,242,046
   Class B ............................................        664,577          626,437       10,829,016       10,275,506
   Class D ............................................        542,815          653,126        8,937,844       10,523,717
Investment of dividends:
   Class A ............................................        467,206          473,066        7,430,217        7,757,656
   Class B ............................................         17,828            9,277          279,506          152,545
   Class D ............................................         49,412           50,194          779,902          821,894
Exchanged from associated Funds:
   Class A ............................................      8,129,002        5,617,352      129,536,299       89,701,736
   Class B ............................................        486,767          213,033        7,903,883        3,448,926
   Class D ............................................      3,098,173        2,927,353       49,213,928       48,648,056
Shares issued in payment of gain
 distributions:
   Class A ............................................      5,077,418        3,903,524       79,072,919       61,643,305
   Class B ............................................        271,666          114,620        4,204,415        1,797,496
   Class D ............................................        741,851          534,270       11,512,215        8,416,701
                                                         -------------    -------------    -------------    -------------
Total .................................................     20,622,623       16,430,656      327,390,338      264,429,584
                                                         -------------    -------------    -------------    -------------
Cost of shares repurchased:
   Class A ............................................     (4,342,402)      (3,842,001)     (70,858,055)     (62,421,380)
   Class B ............................................       (212,770)         (62,983)      (3,418,774)      (1,046,510)
   Class D ............................................       (971,678)        (800,763)     (15,746,103)     (12,923,435)
Exchanged into associated Funds:
   Class A ............................................     (8,352,447)      (5,397,178)    (132,655,143)     (86,520,445)
   Class B ............................................       (227,709)        (102,320)      (3,672,827)      (1,680,196)
   Class D ............................................     (3,108,165)      (2,573,135)     (49,277,507)     (43,101,112)
                                                         -------------    -------------    -------------    -------------
Total .................................................    (17,215,171)     (12,778,380)    (275,628,409)    (207,693,078)
                                                         -------------    -------------    -------------    -------------
Increase in Net Assets from Capital
   Share Transactions .................................      3,407,452        3,652,276       51,761,929       56,736,506
                                                         =============    =============    -------------    -------------

Increase in Net Assets ................................................................       45,757,499      108,450,336

NET ASSETS:
Beginning of year .....................................................................      835,099,462      726,649,126
                                                                                           -------------    -------------

End of Year (including distributions in excess of net investment income and
   undistributed net investment income of $(177,833) and $20,589, respectively) .......    $ 880,856,961    $ 835,099,462
                                                                                           =============    =============

----------
See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS


1. Multiple Classes of Shares -- Seligman Common Stock Fund, Inc. (the "Fund") offers three classes of shares. Class A shares are sold with an initial sales charge of up to 4.75% and a continuing service fee of up to 0.25% on an annual basis. Class A shares purchased in an amount of $1,000,000 or more are sold without an initial sales charge but are subject to a contingent deferred sales charge ("CDSC") of 1% on redemptions within 18 months of purchase. Class B shares are sold without an initial sales charge but are subject to a distribution fee of 0.75%, a service fee of up to 0.25% on an annual basis, and a CDSC, if applicable, of 5% on redemptions in the first year of purchase, declining to 1% in the sixth year and 0% thereafter. Class B shares will automatically convert to Class A shares on the last day of the month that precedes the eighth anniversary of their date of purchase. Class D shares are sold without an initial sales charge but are subject to a distribution fee of up to 0.75% and a service fee of up to 0.25% on an annual basis, and a CDSC, if applicable, of 1% imposed on redemptions made within one year of purchase. The three classes of shares represent interests in the same portfolio of investments, have the same rights and are generally identical in all respects except that each class bears its separate distribution and certain other class expenses, and has exclusive voting rights with respect to any matter on which a separate vote of any class is required.

2. Significant Accounting Policies -- The financial statements have been prepared in conformity with generally accepted accounting principles which require management to make certain estimates and assumptions at the date of the financial statements. The following summarizes the significant accounting policies of the Fund:

a. Security Valuation -- Investments in common stocks and convertible issues are valued at current market values or, in their absence, at fair values determined in accordance with procedures approved by the Board of Directors. Securities traded on an exchange are valued at last sales prices or, in their absence and in the case of over-the-counter securities, at the mean of bid and asked prices. Short-term holdings maturing in 60 days or less are valued at amortized cost.

b. Foreign Currency Transactions -- The books and records of the Fund are maintained in USdollars. The market value of investment securities, other assets and liabilities denominated in foreign currencies are translated into US dollars at the daily rate of exchange as reported by a pricing service. Purchases and sales of investment securities, income, and expenses are translated into USdollars at the rate of exchange prevailing on the respective dates of such transactions.

          The Fund separates that portion of the results of operations resulting from changes in the foreign exchange rates from the fluctuations arising from changes in the market prices of securities held in the portfolio. Similarly, the Fund separates the effect of changes in foreign exchange rates from the fluctuations arising from changes in the market prices of portfolio securities sold during the period.

c. Federal Taxes -- There is no provision for federal income tax. The Fund has elected to be taxed as a regulated investment company and intends to distribute substantially all taxable net income and net gain realized.

d. Security Transactions and Related Investment Income -- Investment transactions are recorded on trade dates. Identified cost of investments sold is used for both financial statement and federal income tax purposes. Dividends receivable and payable are recorded on ex-dividend dates, except that certain dividends from foreign securities where the ex-dividend dates may have passed are recorded as soon as the Fund is informed of the dividend. Interest income is recorded on an accrual basis.

e. Multiple Class Allocations -- All income, expenses (other than class-specific expenses), and realized and unrealized gains or losses are allocated daily to each class of shares based upon the relative value of shares of each class. Class-specific expenses, which include distribution and service fees and any other items that are specifically attributable to a particular class, are charged directly to such class. For the year ended December 31, 1998, distribution and service fees were the only class-specific expenses.

f. Distributions to Shareholders -- The treatment for financial statement purposes of distributions made to shareholders during the year from net investment income or net realized gains may differ from their ultimate treatment for federal income tax purposes. These differences are caused primarily by differences in the timing of the recognition of certain components of income, expense, or realized capital gain for federal income tax purposes. Where such differences are permanent in nature, they are reclassified in the components of net assets based on their ultimate characterization for federal income tax purposes. Any such reclassification

NOTES TO FINANCIAL STATEMENTS

     will have no effect on net assets, results of operations, or net asset value per share of the Fund.

     For the year ended December 31, 1998, the Fund redeemed 17,215,171 of its shares from shareholders aggregating $275,628,409, of which approximately $24,400,000 represents capital gain distributions. This information is provided for federal income tax purposes only.

3. Purchases and Sales of Securities -- Purchases and sales of portfolio securities, excluding US Government obligations and short-term investments, for the year ended December 31, 1998, amounted to $755,551,791 and $783,919,408, respectively.

     At December 31, 1998, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes, and the tax basis gross unrealized appreciation and depreciation of portfolio securities amounted to $232,238,319 and $3,279,846, respectively.

4. Management Fee, Distribution Services, and Other Transactions -- J. & W. Seligman & Co. Incorporated (the "Manager") manages the affairs of the Fund and provides the necessary personnel and facilities. Compensation of all officers of the Fund, all directors of the Fund who are employees or consultants of the Manager, and all personnel of the Fund and the Manager is paid by the Manager. The Manager receives a fee, calculated daily and payable monthly, equal to 0.65% per annum of the first $1 billion of the Fund's average daily net assets, 0.60% per annum of the next $1 billion of the Fund's average daily net assets, and 0.55% per annum of the Fund's average daily net assets in excess of $2 billion. The management fee reflected in the Statement of Operations represents 0.65% per annum of the Fund's average daily net assets.

     Prior to March 31, 1998, Seligman Henderson Co., an entity owned 50% each by the Manager and Henderson International, Inc., a subsidiary of Henderson plc, supervised and directed all or a portion of the Fund's foreign investments. For this service, the Manager paid Seligman Henderson Co. a monthly fee.

     Seligman Advisors, Inc. (the "Distributor") (formerly Seligman Financial Services, Inc.), agent for the distribution of the Fund's shares and an affiliate of the Manager, received concessions of $58,596 from sales of Class A shares, after commissions of $449,760 were paid to dealers.

     The Fund has an Administration, Shareholder Services and Distribution Plan (the "Plan") with respect to distribution of its shares. Under the Plan, with respect to Class A shares, service organizations can enter into agreements with the Distributor and receive a continuing fee of up to 0.25% on an annual basis, payable quarterly, of the average daily net assets of the Class A shares attributable to the particular service organizations for providing personal services and/or the maintenance of shareholder accounts. The Distributor charges such fees to the Fund pursuant to the Plan. For the year ended December 31, 1998, fees incurred under the Plan aggregated $1,818,756 or 0.24% per annum of the average daily net assets of Class A shares.

     Under the Plan, with respect to Class B and Class D shares, service organizations can enter into agreements with the Distributor and receive a continuing fee for providing personal services and/or the maintenance of shareholder accounts of up to 0.25% on an annual basis of the average daily net assets of the Class B and Class D shares for which the organizations are responsible; and, for Class D shares only, fees for providing other distribution assistance of up to 0.75% on an annual basis of such average daily net assets. Such fees are paid monthly by the Fund to the Distributor pursuant to the Plan.

     With respect to Class B shares, a distribution fee of 0.75% on an annual basis of average daily net assets is payable monthly by the Fund to the Distributor; however, the Distributor has sold its rights to this fee to a third party (the "Purchaser"), which provides funding to the Distributor to enable it to pay commissions to dealers at the time of the sale of the related Class B shares.

     For the year ended December 31, 1998, fees incurred under the Plan, equivalent to 1% per annum of the average daily net assets of Class B and Class D shares, amounted to $276,947 and $828,406, respectively.

     The Distributor is entitled to retain any CDSC imposed on redemptions of Class D shares occurring within one year of purchase and on certain redemptions of Class A shares occurring within 18 months of purchase. For the year ended December 31, 1998, such charges amounted to $17,980.

     The Distributor has sold its rights to collect any CDSC imposed on redemptions of Class B shares to the Purchaser. In connection with the sale of its rights to collect any CDSC and the distribution fees with respect to Class B shares described above, the Distributor receives payments

NOTES TO FINANCIAL STATEMENTS


from the Purchaser based on the value of Class Bshares sold. The aggregate amount of such payments retained by the Distributor, for the year ended December 31, 1998, amounted to $16,073.

     Seligman Services, Inc., an affiliate of the Manager, is eligible to receive commissions from certain sales of shares of the Fund, as well as distribution and service fees pursuant to the Plan. For the year ended December 31, 1998, Seligman Services, Inc. received commissions of $25,939 from the sale of shares of the Fund. Seligman Services, Inc. also received distribution and service fees of $459,344, pursuant to the Plan.

     Seligman Data Corp., which is owned by the Fund and certain associated investment companies, charged the Fund at cost $1,240,581 for shareholder account services. The Fund's investment in Seligman Data Corp. is recorded at a cost of $22,506.

   Certain officers and directors of the Fund are officers or directors of the Manager, the Distributor, Seligman Services, Inc., and/or Seligman Data Corp.

     The Fund has a compensation arrangement under which directors who receive fees may elect to defer receiving such fees. Directors may elect to have the deferred fees accrue interest or earn a return based on the performance of the Fund or other funds in the Seligman Group of Investment Companies. The cost of such fees and earnings accrued thereon is included in directors' fees and expenses, and the accumulated balance thereof at December 31, 1998, of $177,833 is included in other liabilities. Deferred fees and related accrued earnings are not deductible for federal income tax purposes until such amounts are paid.

5. Committed Line of Credit -- Effective July 1, 1998, the Fund entered into a joint $800 million committed line of credit that is shared by substantially all funds in the Seligman Group of Investment Companies. The Fund's borrowings are limited to 10% of its net assets. Borrowings pursuant to the credit facility are subject to interest at a rate equal to the overnight federal funds rate plus 0.50%. The Fund incurs a commitment fee of 0.08% per annum on its share of the unused portion of the credit facility. The credit facility may be drawn upon only for temporary purposes and is subject to certain other customary restrictions. The credit facility commitment expires one year from the date of the agreement but is renewable with the consent of the participating banks. To date, the Fund has not borrowed from the credit facility.

FINANCIAL HIGHLIGHTS


     The tables below are intended to help you understand each Class's financial performance for the past five years or from its inception, if less than five years. Certain information reflects financial results for a single share of a Class that was held throughout the periods shown. Per share amounts are calculated using average shares outstanding. "Total return" shows the rate that you would have earned (or lost) on an investment in each Class, assuming you reinvested all your dividends and capital gain distributions. Total returns do not reflect any sales charges and are not annualized for periods of less than one year.

                                                                                            CLASS A
                                                                 -------------------------------------------------------------
                                                                                    YEAR ENDED DECEMBER 31,
                                                                 -------------------------------------------------------------
                                                                    1998         1997         1996         1995         1994
                                                                 ---------    ---------    ---------    ---------    ---------
PER SHARE DATA:
Net Asset Value, Beginning of Year ...........................      $15.92       $14.89       $14.19       $12.12       $13.47
                                                                 ---------    ---------    ---------    ---------    ---------
Income from Investment Operations:
Net investment income ........................................        0.28         0.30         0.35         0.36         0.38
Net realized and unrealized gain (loss)
  on investments .............................................        2.32         3.18         1.81         3.00        (0.64)
Net realized and unrealized gain (loss)
  from foreign currency transactions .........................          --        (0.07)          --         0.01           --
                                                                 ---------    ---------    ---------    ---------    ---------
Total from Investment Operations .............................        2.60         3.41         2.16         3.37        (0.26)
                                                                 ---------    ---------    ---------    ---------    ---------
Less Distributions:
Dividends from net investment income .........................       (0.28)       (0.32)       (0.34)       (0.36)       (0.37)
Distributions from net realized capital gains ................       (2.47)       (2.06)       (1.12)       (0.94)       (0.72)
                                                                 ---------    ---------    ---------    ---------    ---------
Total Distributions ..........................................       (2.75)       (2.38)       (1.46)       (1.30)       (1.09)
                                                                 ---------    ---------    ---------    ---------    ---------
Net Asset Value, End of Year .................................      $15.77       $15.92       $14.89       $14.19       $12.12
                                                                 =========    =========    =========    =========    =========

TOTAL RETURN:                                                        17.40%       23.58%       15.44%       28.17%       (1.89)%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year (000s omitted) .......................    $760,176     $734,635     $656,260     $614,400     $510,956
Ratio of expenses to average net assets ......................        1.11%        1.13%        1.15%        0.93%        0.85%
Ratio of net income to average net assets ....................        1.73%        1.83%        2.36%        2.56%        2.93%
Portfolio turnover rate ......................................       93.67%      106.02%       56.10%       46.08%       57.17%

----------
See footnotes on page 18.

FINANCIAL HIGHLIGHTS

                                                                                CLASS B
                                                                 -----------------------------------
                                                                        YEAR ENDED
                                                                       DECEMBER 31,          4/22/96*
                                                                 ----------------------         TO
                                                                    1998         1997       12/31/96
                                                                 ---------    ---------    ---------
PER SHARE DATA:
Net Asset Value, Beginning of Period ........................       $15.88       $14.87       $14.80
                                                                 ---------    ---------    ---------
Income from Investment Operations:
Net investment income .......................................         0.16         0.17         0.15
Net realized and unrealized gain
  on investments ............................................         2.31         3.17         1.20
Net realized and unrealized gain (loss)
  from foreign currency transactions ........................           --        (0.07)          --
                                                                 ---------    ---------    ---------
Total from Investment Operations ............................         2.47         3.27         1.35
                                                                 ---------    ---------    ---------
Less Distributions:
Dividends from net investment income ........................        (0.17)       (0.20)       (0.16)
Distributions from net realized capital gains ...............        (2.47)       (2.06)       (1.12)
                                                                 ---------    ---------    ---------
Total Distributions .........................................        (2.64)       (2.26)       (1.28)
                                                                 ---------    ---------    ---------
Net Asset Value, End of Period ..............................       $15.71       $15.88       $14.87
                                                                 =========    =========    =========

TOTAL RETURN:                                                        16.48%       22.59%        9.21%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (000s omitted) ....................      $35,073      $19,568       $6,451
Ratio of expenses to average net assets .....................         1.87%        1.89%        1.92%+
Ratio of net income to average net assets ...................         0.97%        1.07%        1.55%+
Portfolio turnover rate .....................................        93.67%      106.02%       56.10%++


                                                                                            CLASS D
                                                                 -------------------------------------------------------------
                                                                                    YEAR ENDED DECEMBER 31,
                                                                 -------------------------------------------------------------
                                                                     1998         1997         1996         1995         1994
                                                                 ---------    ---------    ---------    ---------    ---------
PER SHARE DATA:
Net Asset Value, Beginning of Year ..........................       $15.89       $14.87       $14.16       $12.07       $13.46
                                                                 ---------    ---------    ---------    ---------    ---------
Income from Investment Operations:
Net investment income .......................................         0.16         0.17         0.24         0.24         0.22
Net realized and unrealized gain (loss)
  on investments ............................................         2.32         3.18         1.80         3.00        (0.66)
Net realized and unrealized gain (loss)
  from foreign currency transactions ........................           --        (0.07)          --         0.01           --
                                                                 ---------    ---------    ---------    ---------    ---------
Total from Investment Operations ............................         2.48         3.28         2.04         3.25        (0.44)
                                                                 ---------    ---------    ---------    ---------    ---------
Less Distributions:
Dividends from net investment income ........................        (0.17)       (0.20)       (0.21)       (0.22)       (0.23)
Distributions from net realized capital gains ...............        (2.47)       (2.06)       (1.12)       (0.94)       (0.72)
                                                                 ---------    ---------    ---------    ---------    ---------
Total Distributions .........................................        (2.64)       (2.26)       (1.33)       (1.16)       (0.95)
                                                                 ---------    ---------    ---------    ---------    ---------
Net Asset Value, End of Year ................................       $15.73       $15.89       $14.87       $14.16       $12.07
                                                                 =========    =========    =========    =========    =========

TOTAL RETURN:                                                        16.55%       22.66%       14.58%       27.17%       (3.24)%

RATIOS/SUPPLEMENTAL DATA:
Net assets, end of year (000s omitted) ......................      $85,608      $80,896      $63,938      $46,564      $14,416
Ratio of expenses to average net assets .....................         1.87%        1.89%        1.91%        1.72%        1.96%
Ratio of net income to average net assets ...................         0.97%        1.07%        1.61%        1.80%        1.68%
Portfolio turnover rate                                              93.67%      106.02%       56.10%       46.08%       57.17%

----------
 * Commencement of offering of shares.
 + Annualized.
++ For the year ended December 31, 1996.
See Notes to Financial Statements.

REPORT OF INDEPENDENT AUDITORS

--------------------------------------------------------------------------------

The Board of Directors and Shareholders,
Seligman Common Stock Fund, Inc.:


We have audited the accompanying statement of assets and liabilities, including the portfolio of investments, of Seligman Common Stock Fund, Inc. as of December 31, 1998, the related statements of operations for the year then ended and of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1998, by correspondence with the Fund's custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements and financial highlights present fairly, in all material respects, the financial position of Seligman Common Stock Fund, Inc. as of December 31, 1998, the results of its operations, the changes in its net assets, and the financial highlights for the respective stated periods, in conformity with generally accepted accounting principles.


DELOITTE & TOUCHE LLP
New York, New York
January 29, 1999

--------------------------------------------------------------------------------

FEDERAL TAX STATUS OF 1998 DIVIDEND AND
GAIN DISTRIBUTIONS FOR TAXABLE ACCOUNTS

--------------------------------------------------------------------------------

The quarterly dividends paid to Class A, B, and D shareholders in 1998 are taxable as ordinary income for federal tax purposes, regardless of whether they were received in cash or in shares. Under the Internal Revenue Code, 77.34% of the dividends paid to Class A, B, and D shareholders has been designated as qualifying for the dividends received deduction available to corporate shareholders. In order to claim the dividends received deduction for these distributions, corporate shareholders must have held the Fund's shares for at least 46 days or more during the 90-day period beginning 45 days before each ex-dividend date.

A distribution of $1.180 per share, from net long-term gain realized on investments during the period November 1, 1997, to December 31, 1997, was paid on June 24, 1998, to Class A, B, and D shareholders. On November 23, 1998, a distribution of $1.288 per share from net long-term gain realized on investments in 1998, was paid to Class A, B and D shareholders. In 1997, Congress revised the capital gains provisions, so that depending on how long a security was owned when it was sold, investors may have been faced with a 28% capital gains rate, a 20% rate, or both. In October 1998, Congress simplified the capital gains provisions so that, generally, all gains on securities held more than one year are to be taxed at a maximum 20% rate. The distributions from net long-term gain are designated as "capital gain dividends" for federal income tax purposes and are taxable to shareholders in 1998 as a long-term gain from the sale of capital assets, no matter how long your shares have been owned or whether the distribution was paid in additional shares or cash. However, if shares on which a long-term capital gain distribution was received are subsequently sold, and such shares were held for six months or less, any loss on the sale would be treated as long-term to the extent it offsets the long-term capital gain distribution.

If the gain distributions were paid in shares, the per share cost basis for federal income tax purposes is $16.02 for Class A shares and $15.98 for Class B and D shares for the June 24 distribution, and $15.19 for Class A shares, $15.12 for Class B shares, and $15.13 for Class D shares for the November 23 distribution.

A 1998 year-end statement of account activity and a 1998 tax package, which may include a Form 1099-DIV, a Form 1099-B, and/or a Cost Basis Statement, have been mailed to each shareholder. Form 1099-DIVshows the distributions paid to the shareholder during the year. Form 1099-B shows the proceeds of any redemptions paid to the shareholder during the year. Cost Basis Statements report all sales or exchanges from a shareholder's account which may have resulted in a capital gain or loss in 1998. The information shown on Forms 1099-DIV and 1099-Bis reported to the Internal Revenue Service as required by federal regulations.

--------------------------------------------------------------------------------

BOARD OF DIRECTORS

--------------------------------------------------------------------------------

John R. Galvin 2, 4
Dean, Fletcher School of Law and Diplomacy
   at Tufts University
Director, Raytheon Company

Alice S. Ilchman 3, 4
Trustee, Committee for Economic Development
Chairman, The Rockefeller Foundation

Frank A. McPherson 2, 4
Director, Kimberly-Clark Corporation
Director, Baptist Medical Center

John E. Merow 2, 4
Retired Chairman and Senior Partner,
   Sullivan & Cromwell, Law Firm
Director, Commonwealth Industries, Inc.
Director, New York Presbyterian Hospital

Betsy S. Michel 2, 4
Trustee, The Geraldine R. Dodge Foundation
Chairman of the Board of Trustees, St. George's School

William C. Morris 1
Chairman
Chairman of the Board,
   J. & W. Seligman & Co. Incorporated
Chairman, Carbo Ceramics Inc.
Director, Kerr-McGee Corporation

James C. Pitney 3, 4
Retired Partner, Pitney, Hardin, Kipp & Szuch, Law Firm

James Q. Riordan 3, 4
Director, KeySpan Energy Corporation
Trustee, Committee for Economic Development
Director, Public Broadcasting Service

Richard R. Schmaltz 1
Managing Director, Director of Investments,
   J. & W. Seligman & Co. Incorporated
Trustee Emeritus, Colby College

Robert L. Shafer 3, 4
Retired Vice President, Pfizer Inc.

James N. Whitson 2, 4
Director and Consultant, Sammons Enterprises, Inc.
Director, C-SPAN
Director, CommScope, Inc.

Brian T. Zino 1
President
President, J. & W. Seligman & Co. Incorporated
Chairman, Seligman Data Corp.
Director, ICI Mutual Insurance Company

Director Emeritus
Fred E. Brown
Director and Consultant,
   J. & W. Seligman &Co. Incorporated

----------
Member:    1 Executive Committee
           2 Audit Committee
           3 Director Nominating Committee
           4 Board Operations Committee

--------------------------------------------------------------------------------

EXECUTIVE OFFICERS

--------------------------------------------------------------------------------

William C. Morris
Chairman

Brian T. Zino
President

Charles C. Smith, Jr.
Vice President

Lawrence P. Vogel
Vice President

Thomas G. Rose
Treasurer

Frank J. Nasta
Secretary

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------

FOR MORE INFORMATION


Manager

J. & W. Seligman & Co. Incorporated
100 Park Avenue
New York, NY  10017


General Counsel

Sullivan & Cromwell


Independent Auditors

Deloitte & Touche LLP


General Distributor

Seligman Advisors, Inc.
100 Park Avenue
New York, NY  10017


Shareholder Service Agent

Seligman Data Corp.
100 Park Avenue
New York, NY  10017


Important Telephone Numbers

(800) 221-2450    Shareholder Services
(800) 445-1777    Retirement Plan Services
(212) 682-7600    Outside the United States
(800) 622-4597    24-Hour Automated Telephone Access Service

--------------------------------------------------------------------------------

GLOSSARY OF FINANCIAL TERMS


Capital Gain Distribution -- A payment to mutual fund shareholders of profits realized on the sale of securities in a fund's portfolio.

Capital Appreciation/Depreciation -- An increase or decrease in the market value of a mutual fund's portfolio securities, which is reflected in the net asset value of the fund's shares. Capital appreciation/depreciation of an individual security is in relation to the original purchase price.

Compounding -- The change in the value of an investment as shareholders receive earnings on their investment's earnings. For example, if $1,000 is invested at a fixed rate of 7% a year, the initial investment is worth $1,070 after one year. If the return is compounded, second year earnings will not be based on the original $1,000, but on the $1,070, which includes the first year's earnings.

Contingent Deferred Sales Charge (CDSC) -- Depending on the class of shares owned, a fee charged by a mutual fund when shares are sold back to the fund (the CDSC expires after a fixed time period).

Dividend -- A payment by a mutual fund, usually derived from the fund's net investment income (dividends and interest less expenses).

Dividend Yield -- A measurement of a fund's dividend as a percentage of the maximum offering price.

Expense Ratio -- The cost of doing business for a mutual fund, expressed as a percent of the fund's net assets.

Investment Objective -- The shared investment goal of a fund and its shareholders.

Management Fee -- The amount paid by a mutual fund to its investment advisor(s).

Multiple Classes of Shares -- Although an individual mutual fund invests in only one portfolio of securities, it may offer investors several purchase options which are "classes" of shares. Multiple classes permit shareholders to choose the fee structure that best meets their needs and goals. Generally, each class will differ in terms of how and when sales charges and certain fees are assessed.

National Association of Securities Dealers, Inc. (NASD) -- A self-regulatory body with authority over firms that distribute mutual funds.

Net Asset Value (NAV) Per Share -- The market worth of one fund share, obtained by adding a mutual fund's total assets (securities, cash, and any accrued earnings), subtracting liabilities, and dividing the resulting net assets by the number of shares outstanding.

Offering Price (OP) -- The price at which a mutual fund's share can be purchased. The offering price per share is the current net asset value plus any sales charge.

Portfolio Turnover -- A measure of the trading activity in a mutual fund's investment portfolio that reflects how often securities are bought and sold.

Prospectus -- The legal document describing a mutual fund to all prospective shareholders. It contains information required by the Securities and Exchange Commission (SEC), such as a fund's investment objective and policies, services, investment restrictions, how shares are bought and sold, fund fees and other charges, and the fund's financial highlights.

SEC Yield -- SEC Yield refers to the net income earned by a fund during a recent 30-day period. This income is annualized and then divided by the maximum offering price per share on the last day of the 30-day period. The SEC Yield formula reflects semiannual compounding.

Securities and Exchange Commission -- The primary US federal agency that regulates the registration and distribution of mutual fund shares.

Statement of Additional Information -- A document that contains updated or more detailed information about an investment company and that supplements the prospectus. It is available at no charge upon request.

Total Return -- A measure of a fund's performance encompassing all elements of return. Reflects the change in share price over a given period and assumes all distributions are taken in additional fund shares. The Average Annual Total Return represents the average annual compounded rate of return for the periods presented.

Yield on Securities -- For bonds, the current yield is the coupon rate of interest, divided by the purchase price. For stocks, the yield is measured by dividing dividends paid by the market price of the stock.


----------
Adapted from the Investment Company Institute's 1998 Mutual Fund Fact Book.

   This report is intended only for the information of shareholders or those who have received the offering prospectus covering shares of Capital Stock of Seligman Common Stock Fund, Inc., which contains information about the sales charges, management fee, and other costs. Please read the prospectus carefully before investing or sending money.



                            SELIGMAN ADVISORS, INC.
                                an affiliate of

                                     [LOGO]

                             J. & W. SELIGMAN & CO.
                                  INCORPORATED
                                ESTABLISHED 1864
                      100 Park Avenue, New York, NY 10017


EQCS2  12/98                                     [LOGO]Printed on Recycled Paper

                                                                File No. 2-33566
                                                                        811-1886


PART C. OTHER INFORMATION

Item 23. Exhibits.


     All Exhibits have been previously filed, except Exhibits marked with an asterisk (*) which are filed herewith.


(a) Articles of Incorporation of Registrant. (Incorporated by reference to Registrant's Post-Effective Amendment No. 53 filed on April 28, 1997.)

(b) By-laws of the Corporation. (Incorporated by reference to Registrant's Post-Effective Amendment No. 53 filed on April 28, 1997.)

(c)     Specimen  Certificate  of  Class  D  Capital  Stock.   (Incorporated  by
        reference to Registrant's Post-Effective Amendment No. 46 filed on April 23, 1993.)

(c)(1)  Specimen  Certificate  of  Class  B  Capital  Stock.   (Incorporated  by
        reference  to Form SE,  filed on behalf of the  Registrant  on April 16,
        1996)

(d)     Amended  Management  Agreement between Registrant and J. & W. Seligman &
        Co.   Incorporated.   (Incorporated   by   reference   to   Registrant's
        Post-Effective Amendment No. 49 filed on May 1, 1995.)


(e) Copy of Amended Distributing Agreement between Registrant and Seligman Advisors, Inc. (Incorporated by reference to Registrant's Post-Effective Amendment No. 53 filed on April 28, 1997.)

(e)(1) Copy of Amended Sales Agreement between Seligman Advisors, Inc. and Dealers. (Incorporated by reference to Registrant's Post-Effective Amendment No. 52 filed on April 19, 1996.)

(e)(2)  Form of Sales  Agreement  between  Seligman  Advisors,  Inc.  and Morgan
        Stanley Dean Witter & Co. (formerly, Dean Witter Reynolds, Inc.) (Incorporated by reference to Registrant's Post-Effective Amendment No. 53 filed on April 28, 1997.)

(e)(3) Form of Sales Agreement between Seligman Advisors, Inc. and Morgan Stanley Dean Witter & Co. (formerly, Dean Witter Reynolds, Inc.) with respect to certain Chilean institutional investors. (Incorporated by reference to Registrant's Post-Effective Amendment No. 53 filed on April 28, 1997.)

(e)(4) Form of Dealer Agreement between Seligman Advisors, Inc. and Smith Barney Inc. (Incorporated by reference to Registrant's Post-Effective Amendment No 53 filed on April 28, 1997.)


(f) Matched Accumulation Plan of J. & W. Seligman & Co. Incorporated. (Incorporated by reference to Exhibit 7 of Registration Statement No. 2-92487, of Registrant's Post-Effective Amendment No. 21 filed on January 29, 1997.)

(f)(1) Deferred Compensation Plan for Directors of Seligman Capital Fund, Inc.. (Incorporated by reference to Registrant's Post-Effective Amendment No. 54 filed on April 29, 1998.)

(g) Copy of Custodian Agreement between Registrant and Investors Fiduciary Trust Company. (Incorporated by reference to Registrant's Post-Effective Amendment No. 53 filed on April 28, 1997.)

(h)     Not applicable.

                                                                File No. 2-33566
                                                                        811-1886


PART C. OTHER INFORMATION (continued)

(i)     Opinion  and  Consent  of  Counsel.   (Incorporated   by   reference  to
        Registrant's Post-Effective Amendment No. 53 filed on April 28, 1997.)


(j)     *Consent of Independent Auditors.


(k)     Not applicable.

(l) Purchase Agreement (Investment Letter) for Initial Capital between Registrant's Class B shares and J. & W. Seligman & Co. Incorporated. (Incorporated by reference to Registrant's Post-Effective Amendment No. 52 filed on April 19, 1996.)

(l)(1) Purchase Agreement (Investment Letter) for Initial Capital between Registrant's Class D shares and J. & W. Seligman & Co. Incorporated. (Incorporated by reference to Registrant's Post-Effective Amendment No. 53 filed on April 28, 1997.)

(m) Form of Administration, Shareholder Services and Distribution Plan of Registrant. (Incorporated by reference to Registrant's Post-Effective Amendment No. 52 filed on April 19, 1996.)

(m)(1) Form of Administration, Shareholder Services and Distribution Agreement between Seligman Advisors, Inc. (formerly, Seligman Financial Services, Inc.) and Dealers. (Incorporated by reference to Registrant's Post-Effective Amendment No. 52 filed on April 19, 1996.)


(n)     *Financial Data Schedules.


(o) Copy of Multi-class Plan entered into by Registrant pursuant to Rule 18f-3 under the Investment Company Act of 1940. (Incorporated by reference to Registrant's Post-Effective Amendment No. 50 filed on February 15, 1996.)

Other Exhibits: Power of Attorney  for  Richard R.  Schmaltz.  (Incorporated  by
                reference to Registrant's Post-Effective Amendment No. 54 filed on April 28, 1998.)

                Powers of Attorney. (Incorporated by reference to Registrant's Post-Effective Amendment No. 53 filed on April 28, 1997.)

Item 24. Persons Controlled by or Under Common Control with Registrant. Seligman Data Corp. ("SDC"), a New York Corporation, is owned by the Registrant and certain associated investment companies. The Registrant's investment in SDC is recorded at a cost of $2,199.

Item 25. Indemnification. Reference is made to the provisions of Articles Twelfth and Thirteenth of Registrant's Amended and Restated Articles of Incorporation filed as Exhibit 24(b)(1) and Article IV of Registrant's Amended and Restated By-laws filed as Exhibit 24(b)(2) to Registrant's Post-Effective Amendment No. 53 to the Registration Statement.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised by the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                                                File No. 2-33566
                                                                        811-1886


PART C. OTHER INFORMATION (continued)

Item 26. Business and Other Connections of Investment Adviser. J. & W. Seligman & Co. Incorporated, a Delaware corporation, ("Manager"), is the Registrant's investment manager. The Manager also serves as investment manager to seventeen associated investment companies. They are Seligman Cash Management Fund, Inc., Seligman Common Stock Fund, Inc., Seligman Communications and Information Fund, Inc., Seligman Frontier Fund, Inc., Seligman Growth Fund, Inc., Seligman Henderson Global Fund Series, Inc., Seligman High Income Fund Series, Seligman Income Fund, Inc., Seligman Municipal Fund Series, Inc., Seligman Municipal Series Trust, Seligman New Jersey Municipal Fund, Inc., Seligman Pennsylvania Municipal Fund Series, Seligman Portfolios, Inc., Seligman Quality Municipal Fund, Inc., Seligman Select Municipal Fund, Inc., Seligman Value Fund Series, Inc. and Tri-Continental Corporation.

          The Manager has an investment advisory service division which provides investment management or advice to private clients. The list required by this Item 28 of officers and directors of the Manager, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated by reference to Schedules A and D of Form ADV, filed by the Manager, pursuant to the Investment Advisers Act of 1940 (SEC File No. 801-15798), which was filed on March 31, 1999.

Item 27. Principal Underwriters

  (a) The names of each investment company (other than the Registrant) for which Registrant's principal underwriter is currently distributing securities of the Registrant and also acts as a principal underwriter, depositor or investment adviser are as follows:

          Seligman Cash Management Fund, Inc.
          Seligman Common Stock Fund, Inc.
          Seligman Communications and Information Fund, Inc.
          Seligman Frontier Fund, Inc.
          Seligman Growth Fund, Inc.
          Seligman Henderson Global Fund Series, Inc.
          Seligman High Income Fund Series
          Seligman Income Fund, Inc.
          Seligman Municipal Fund Series, Inc.
          Seligman Municipal Series Trust
          Seligman New Jersey Municipal Fund, Inc.
          Seligman Pennsylvania Municipal Fund Series
          Seligman Portfolios, Inc.
          Seligman Value Fund Series, Inc.

                                                                File No. 2-33566
                                                                        811-1886


PART C. OTHER INFORMATION (continued)

(b) Name of each director, officer or partner of Registrant's principal underwriter named in response to Item 20:


                                                       Seligman Advisors, Inc.
                                                       -----------------------
                                                       As of March 31, 1999
                                                       --------------------
                 (1)                                           (2)                                         (3)
         Name and Principal                            Positions and Offices                       Positions and Offices
          Business Address                             with Underwriter                            with Registrant
         -------------------                           -----------------------                     ----------------------
         William C. Morris*                            Director                                    Chairman of the Board and Chief
                                                                                                   Executive Officer
         Brian T. Zino*                                Director                                    President and Director
         Ronald T. Schroeder*                          Director                                    None
         Fred E. Brown*                                Director                                    Director Emeritus
         William H. Hazen*                             Director                                    None
         Thomas G. Moles*                              Director                                    None
         David F. Stein*                               Director                                    None
         Stephen J. Hodgdon*                           President and Director                      None
         Charles W. Kadlec*                            Chief Investment Strategist                 None
         Lawrence P. Vogel*                            Senior Vice President, Finance              Vice President
         Edward F. Lynch*                              Senior Vice President, National             None
                                                       Sales Director
         James R. Besher                               Senior Vice President, Division             None
         14000 Margaux Lane                            Sales Director
         Town & Country, MO  63017
         Gerald I. Cetrulo, III                        Senior Vice President, Sales                None
         140 West Parkway
         Pompton Plains, NJ  07444
         Matthew A. Digan*                             Senior Vice President, Director of          None
                                                       Domestic Funds
         Jonathan G. Evans                             Senior Vice President, Sales                None
         222 Fairmont Way
         Ft. Lauderdale, FL  33326
         Robert T. Hausler*                            Senior Vice President, International        None
                                                       Funds
         T. Wayne Knowles                              Senior Vice President,                      None
         104 Morninghills Court                        Division Sales Director
         Cary, NC  27511
         Joseph Lam                                    Senior Vice President, Regional             None
         Seligman International Inc.                   Director, Asia
         Suite 1133, Central Building
         One Pedder Street
         Central Hong Kong
         Bradley W. Larson                             Senior Vice President, Sales                None
         367 Bryan Drive
         Alamo, CA  94526
         Michelle L. McCann-Rappa*                     Senior Vice President, Director of          None
                                                       Retirement Plans
         Scott H. Novak*                               Senior Vice President, Insurance            None
         Richard M. Potocki                            Senior Vice President, Regional             None
         Seligman International UK Limited             Director, Europe and the Middle East
         Berkeley Square House 2nd Floor
         Berkeley Square
         London, United Kingdom W1X 6EA


                                                                File No. 2-33566
                                                                        811-1886


PART C.       OTHER INFORMATION (continued)


                                                       Seligman Advisors, Inc.
                                                       -----------------------
                                                       As of March 31, 1999
                                                       --------------------
                 (1)                                           (2)                                         (3)
         Name and Principal                            Positions and Offices                       Positions and Offices
          Business Address                             with Underwriter                            with Registrant
         -------------------                           -----------------------                     ----------------------
         Bruce M. Tuckey                               Senior Vice President, Sales                None
         41644 Chathman Drive
         Novi, MI  48375
         Andrew S. Veasey                              Senior Vice President, Sales                None
         14 Woodside Drive
         Rumson, NJ  07760
         Charles L. von Breitenbach, II*               Senior Vice President,                      None
                                                       Managed Money
         J. Brereton Young*                            Senior Vice President, Director             None
                                                       of Sales Development
         Peter J. Campagna                             Vice President, Regional Retirement         None
         1130 Green Meadow Court                       Plans Manager
         Acworth, GA  30102
         Jeffrey S. Dean*                              Vice President, Business Analysis           None
         Mason S. Flinn                                Vice President, Regional Retirement         None
         159 Varennes                                  Plans Manager
         San Francisco, CA  94133
         Marsha E. Jacoby*                             Vice President, Offshore Business           None
                                                       Manager
         William W. Johnson*                           Vice President, Order Desk                  None
         Joan M. O'Connell                             Vice President, Regional Retirement         None
         3707 Fifth Avenue #136                        Plans Manager
         San Diego, CA  92103
         Ronald W. Pond*                               Vice President, Portfolio Advisor           None
         Jeffery C. Pleet*                             Vice President, Regional Retirement         None
                                                       Plans Manager
         Tracy A. Salomon*                             Vice President, Retirement Marketing        None
         Helen Simon*                                  Vice President, Sales Administration        None
         Gary A. Terpening*                            Vice President, Director of Business        None
                                                       Development
         Charles E. Wenzel                             Vice President, Regional Retirement         None
         703 Greenwood Road                            Plans Manager
         Wilmington, DE  19807
         Jeff Botwinick                                Regional Vice President                     None
         11508 Foster Road
         Overland Park, KS  66210
         Kevin Casey                                   Regional Vice President                     None
         19 Bayview Avenue
         Babylon, NY  11702
         Richard B. Callaghan                          Regional Vice President                     None
         7821 Dakota Lane
         Orland Park, IL  60462


                                                                File No. 2-33566
                                                                        811-1886


PART C.       OTHER INFORMATION (continued)




                                                       Seligman Advisors, Inc.
                                                       -----------------------
                                                       As of March 31, 1999
                                                       --------------------
                 (1)                                           (2)                                         (3)
         Name and Principal                            Positions and Offices                       Positions and Offices
          Business Address                             with Underwriter                            with Registrant
         -------------------                           -----------------------                     ----------------------
         Bradford C. Davis                             Regional Vice President                     None
         241 110th Avenue SE
         Bellevue, WA  98004
         Christopher J. Derry                          Regional Vice President                     None
         2380 Mt. Lebanon Church Road
         Alvaton, KY  42122
         Kenneth Dougherty                             Regional Vice President                     None
         8640 Finlarig Drive
         Dublin, OH  43017
         Kelli A. Wirth Dumser                         Regional Vice President                     None
         7121 Jardiniere Court
         Charlotte, NC  28226
         Edward S. Finocchiaro                         Regional Vice President                     None
         120 Screenhouse Lane
         Duxbury, MA  02332
         Michael C. Forgea                             Regional Vice President                     None
         32 W. Anapamu Street # 186
         Santa Barbara, CA  93101
         Carla A. Goehring                             Regional Vice President                     None
         11426 Long Pine
         Houston, TX  77077
         Cathy Des Jardins                             Regional Vice President                     None
         2601 South Lemay, #7-103
         Fort Collins, CO  80525
         Michael K. Lewallen                           Regional Vice President                     None
         908 Tulip Poplar Lane
         Birmingham, AL  35244
         Judith L. Lyon                                Regional Vice President                     None
         7105 Harbour Landing
         Alpharetta, GA  30005
         Tim O'Connell                                 Regional Vice President                     None
         11908 Acacia Glen Court
         San Diego, CA  92128
         George M. Palmer, Jr.                         Regional Vice President                     None
         1805 Richardson Place
         Tampa, FL  33606
         Thomas Parnell                                Regional Vice President                     None
         1575 Edgecomb Road
         St. Paul, MN  55116
         Craig Prichard                                Regional Vice President                     None
         300 Spyglass Drive
         Fairlawn, OH  44333


                                                                File No. 2-33566
                                                                        811-1886


PART C.       OTHER INFORMATION (continued)


                                                       Seligman Advisors, Inc.
                                                       -----------------------
                                                       As of March 31, 1999
                                                       --------------------
                 (1)                                           (2)                                         (3)
         Name and Principal                            Positions and Offices                       Positions and Offices
          Business Address                             with Underwriter                            with Registrant
         -------------------                           -----------------------                     ----------------------

         Nicholas Roberts                              Regional Vice President                     None
         200 Broad Street, Apt. 2225
         Stamford, CT  06901
         Diane H. Snowden                              Regional Vice President                     None
         11 Thackery Lane
         Cherry Hill, NJ  08003
         Eugene P. Sullivan                            Regional Vice President                     None
         8 Charles Street, Apt. 603
         Baltimore, MD  21201
         James Taylor                                  Regional Vice President                     None
         1145 Kenilworth Circle
         Naperville, IL  60540
         Steve Wilson                                  Regional Vice President                     None
         83 Kaydeross Park Road
         Saratoga Springs, NY  12866
         Frank J. Nasta*                               Secretary                                   Secretary
         Aurelia Lacsamana*                            Treasurer                                   None
         Gail S. Cushing*                              Assistant Vice President, National          None
                                                       Accounts Manager
         Sandra G. Floris*                             Assistant Vice President, Order Desk        None
         Keith Landry*                                 Assistant Vice President, Order Desk        None
         Albert A. Pisano*                             Assistant Vice President and                None
                                                       Compliance Officer
         Joyce Peress*                                 Assistant Secretary                         Assistant Secretary


* The principal business address of each of these directors and/or officers is 100 Park Avenue, New York, NY 10017.

Item 28. Location of Accounts and Records.

         Custodian:      Investors Fiduciary Trust Company
                         801 Pennsylvania
                         Kansas City, Missouri 64105 and
                         Seligman Data Corp.
                         100 Park Avenue
                         New York, NY  10017

Item 29. Management Services. Not applicable.

Item 30. Undertakings. The Registrant undertakes: (1) to furnish a copy of the Registrant's latest annual report, upon request and without charge, to every person to whom a prospectus is delivered and (2) if requested to do so by the holders of at least 10% of its outstanding shares, to call a meeting of shareholders for the purpose of voting upon the removal of a director or directors and to assist in communications with other shareholders as required by Section 16(c) of the Investment Company Act of 1940, as amended.

                                                                File No. 2-33566
                                                                        811-1886


                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 56 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 28th day of April, 1999.


                                                 SELIGMAN CAPITAL FUND, INC.




                                                 By: /s/ William C. Morris
                                                     ---------------------------
                                                     William C. Morris, Chairman


     Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940 this Post-Effective Amendment No. 56 has been signed below by the following persons in the capacities indicated on April 28, 1999.


   Signature                                        Title


/s/ Brian T. Zino                                  Chairman of the Board
---------------------------                        (Principal executive officer)
William C. Morris*                                 and Director



/s/ Brian T. Zino                                  Director and President
---------------------------
Brian T. Zino


/s/ Thomas G. Rose                                 Treasurer
---------------------------
Thomas G. Rose



John R. Galvin, Director             )
Alice S. Ilchman, Director           )
Frank A. McPherson, Director         )
John E. Merow, Director              )       /s/ Brian T. Zino
Betsy S. Michel, Director            )       -----------------------------------
James C. Pitney, Director            )       *Brian T. Zino, Attorney-in-fact
James Q. Riordan, Director           )
Richard R.  Schmaltz, Director       )
Robert L. Shafer, Director           )
James N. Whitson, Director           )

                                                                File No. 2-33566
                                                                        811-1886



                           SELIGMAN CAPITAL FUND, INC.
                     Post-Effective Amendment No. 56 to the
                       Registration Statement on Form N-1A


                                  EXHIBIT INDEX


Form N-1A Item No.                           Description
------------------                           -----------

Item 23 (j)                                  Consent of Independent Auditors

Item 23 (n)                                  Financial Data Schedule